P.E.
12-31-05





A GLOBAL ASSET MANAGEMENT COMPANY

# LEGG MASON'S LEADING ASSET MANAGERS

Western Asset is widely recognized as one of the world's leading fixed income managers. It is also one of the largest, with over $500 billion in assets under management in over 65 product mandates in fixed income and currency markets across the globe. On-the-ground asset management is provided out of Pasadena, California, where the company is headquartered, New York, London, Hong Kong, Melbourne, Sao Paulo, Singapore and Tokyo. At year-end, clients domiciled outside the United States contributed 35% of Western Asset's total assets under management.


WESTERN ASSET
CLEARBRIDGE
ADVISORS

Legg Mason Capital Management was created *de novo* by Legg Mason in 1982 with the launch of our first equity mutual fund, Legg Mason Value Trust. Today, LMCM has $64 billion under management in its Value Equity composite and five other US equity-focused capabilities. At year-end, 26% of LMCM's assets under management were managed on behalf of non-US domiciled clients. Legg Mason Capital Management is headquartered in Baltimore.

**LEGG MASON**
**CAPITAL MANAGEMENT**


Brandywine GLOBAL

ClearBridge Advisors is our largest equity manager, and second largest manager overall, with over $115 billion in assets under management, primarily in mutual funds and Separately Managed Accounts managed on behalf of individual investors in the United States. The company houses most of the active US equity management operations of the Citigroup Asset Management businesses that we acquired. The ClearBridge platform offers a variety of investment styles, from small-cap value to large-cap growth, but all utilize a research-driven, bottom-up, fundamental approach to security selection. All of ClearBridge's employees are based in the United States, primarily in New York and San Francisco, and almost all of its client base is US-domiciled.

Brandywine has pursued one investment approach—value investing—since its founding in 1986. Acquired by Legg Mason in 1998, Brandywine's assets under management are close to evenly split between equity and fixed income, including global and international fixed income mandates as well as US, international and global equity mandates, all of which are managed on a value basis. Socially responsible mandates are also offered in several asset classes. Brandywine's offices are located in the United States and Singapore. As of year-end, more than 60% of Brandywine's assets under management were in global or international portfolios, fixed income as well as equity, and more than 25% of its assets were managed on behalf of non-US domiciled clients.

*Legg Mason now manages money on-the-ground around the world, including in all of the countries whose flags are depicted on the cover of this Annual Report.*

Private Capital Management, located in Naples, Florida, was founded in 1986 and acquired by Legg Mason in 2001. The company is one of the most highly regarded US equity managers available to high-net-worth investors today, based on its long-term record of performance. The company has an absolute return-oriented, proprietary research-intensive investment process that utilizes a bottom-up, all-cap, value-oriented approach to identify hidden opportunities and mitigate risks. The company does not manage relative to a benchmark index, believing this may create inappropriate incentives to chase short-term market returns and result in missing opportunities with a longer time horizon. At year-end, Private Capital Management had assets under management of approximately $30 billion, 20% of which was managed on behalf of non-US clients domiciled in more than 40 countries around the world.

PRIVATE CAPITAL Management

TheRoyceFunds

For more than 30 years, Royce & Associates has utilized a disciplined value approach to invest in small- and micro-cap companies. The company, acquired by Legg Mason in 2001, is particularly well-known for its Royce Funds, which have retained their franchise name and pre-existing distribution channels since the acquisition. Unlike many mutual fund groups with broad product offerings, Royce concentrates on small company investing and provides a range of options to take full advantage of this large and diverse sector. Royce is located in New York City, and almost all of Royce's approximately $28 billion in assets under management is managed on behalf of US-domiciled investors.

Batterymarch, founded in 1969 to manage US institutional equity assets, was one of the first US-based managers to invest internationally and was also a pioneer in blending the use of sophisticated quantitative models with the tenets of fundamental analysis. Today, Batterymarch is a US, international and global equity manager, with the ability to customize its investment process for the specific characteristics in each region, country, sector and asset class in which the company invests, as well as to meet specific client requirements. Acquired by Legg Mason in 1995, Batterymarch has approximately $24 billion under management, including roughly $6 billion for which it has become responsible as a result of our acquisition of CAM; more than 35% of these assets are mandated for global, international or emerging markets accounts, and 22% are managed on behalf of clients domiciled outside the United States. Batterymarch's offices are located in Boston and London.


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2006
WASH, DC
SECTION
185


BATTERYMARCH FINANCIAL MANAGEMENT, INC.


PERMAL GROUP

Permal is one of the five largest fund-of-hedge-fund managers in the world, with approximately $23 billion in assets under management in a variety of investment programs covering different geographic regions, investment strategies and risk/return objectives. Permal's ultimate investors are primarily high-net-worth individuals, in 75 countries outside the US, accessed through a worldwide network of distributors. Permal's asset management offices are in New York, London and Boston, with offices in Paris, Dubai, Hong Kong, Nassau and Singapore providing client service and investment research support. All three of Permal's asset management operations are registered with the US Securities & Exchange Commission, while London is also FSA-regulated. Permal's offices in Hong Kong, Singapore and, most recently, Dubai are all licensed and regulated by the government authorities in those jurisdictions.

# FINANCIAL HIGHLIGHTS

*(dollars in thousands, except per share amounts)*

| Years Ended March 31, | 2002 | 2003 | 2004 | 2005 | **2006** |
|---|---|---|---|---|---|
| **OPERATING RESULTS**[1] | | | | | |
| Operating revenues | $ 716,487 | $ 803,146 | $ 1,153,076 | $1,570,700 | **$2,645,212** |
| Operating income | 179,862 | 214,518 | 326,248 | 489,117 | **679,730** |
| Income from continuing operations before income tax provision and minority interest | 168,248 | 181,202 | 301,563 | 470,758 | **715,462** |
| Net income[2] | 152,936 | 190,909 | 297,764 | 408,431 | **1,144,168** |
| **PER COMMON SHARE**[2] | | | | | |
| Diluted income[3] | $ 1.45 | $ 1.78 | $ 2.65 | $ 3.53 | **$ 8.80** |
| Dividends declared | 0.260 | 0.287 | 0.373 | 0.550 | **0.690** |
| Book value | 10.80 | 12.39 | 15.18 | 20.97 | **41.67** |
| **FINANCIAL CONDITION** | | | | | |
| Total assets | $5,939,614 | $6,067,450 | $7,282,483 | $8,219,472 | **$9,302,490** |
| Total stockholders' equity | 1,084,548 | 1,247,957 | 1,559,610 | 2,293,146 | **5,850,116** |

[1] Revised to exclude discontinued private client, capital markets and mortgage banking and servicing operations, where applicable.
[2] Fiscal 2006 includes gain on sale of discontinued operations of $644,040 or $4.94 per share.
[3] Adjusted to reflect September 2004 stock split. Diluted earnings per share and weighted average diluted shares outstanding have been restated as required by EITF 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," where applicable. The non-voting convertible preferred shares are considered "participating securities" and therefore are included in the calculation of basic and diluted weighted average shares outstanding for fiscal 2006.



OPERATING REVENUES
(dollars in millions)
2,645
2,315
1,984
1,653
1,323
992
661
330
02 03 04 05 06
NET INCOME
(dollars in millions)
1,152
1,008
864
718
576
432
288
144
02 03 04 05 06
DILUTED EARNINGS PER SHARE
(dollars)
8.80
7.70
6.60
5.50
4.40
3.30
2.20
1.10
02 03 04 05 06
BOOK VALUE PER SHARE
(dollars)
41.68
36.47
31.26
26.05
20.84
15.63
10.42
5.21
02 03 04 05 06
STOCKHOLDERS' EQUITY
(dollars in billions)
5,850
5,119
4,388
3,656
2,925
2,194
1,463
731
02 03 04 05 06


☐ The portion of the bars in yellow above represents the gain on sale of our discontinued operations of $644 million or $4.94 per share.

# ASSETS UNDER MANAGEMENT[1]

*(dollars in billions)*


$868
$800
$600
$400
$375
$286
$200
$192
$177
$140
$112
$89
$71
$44
$35
96
97
98
99
00
01
02
03
04
05
06
FISCAL YEARS ENDED MARCH 31

[1] Includes assets under management acquired in acquisitions. The yellow portion of the 06 bar represents $408.6 billion of assets under management acquired in the December 1, 2005 closing of our transaction with Citigroup.



"I am delighted to say that, in March 2006, our Board of Directors announced the election of Jim Hirschmann, CEO of Western Asset, as president of Legg Mason and thus my likely successor. Jim is both a visionary and a superb manager, as evidenced by Western Asset's extraordinary growth and transformation since Jim became its CEO in 1998. I look forward to working with him in his new capacity as I have over the last 15 years."

**—Raymond A. ("Chip") Mason,**
**Chairman and Chief Executive Officer,**
**Legg Mason, Inc.**

# TO OUR STOCKHOLDERS

## Fiscal 2006 was a transformational year for Legg Mason.

As most of you know, this year our firm completed two transactions that enabled us to double our assets under management, dramatically expand our global footprint, and further diversify our asset management expertise with some potentially important new asset classes, markets and distribution channels.

Moreover, because our transaction with Citigroup was essentially a swap of businesses—we acquired virtually all of Citigroup's asset management business worldwide and they acquired what had been our Private Client and Capital Markets businesses[1]—we are now one of the largest independent asset management firms in the world, focused entirely on asset management.

Although much is new about Legg Mason this year, far more remains the same:

- Our mission is unchanged. We aim to be, and be regarded as, one of the best asset management firms in the world.
- The central tenet of our management philosophy, which we believe has been fundamental to our performance to date, remains the same. We rigorously support and protect the independence of the investment process of each of our managers. We cannot achieve growth over the long term without a consistent record of above-market investment performance over the long term.
- Our focus on the long term remains the same. Although we recognize that the complexities of our transaction with Citigroup, including the integration and product rationalization processes that are now underway, make it difficult to make apples-to-apples comparisons of our current operating results with our results in prior periods, we have never managed to the short term. Our focus has always been on the long-term interests of our clients, and through them our stockholders and employees, and we have retained the same operating philosophy that has been a hallmark of our operations to date: a consistent focus on the long term, a minimum of bureaucracy, a collegial environment, a belief that the infrastructure for growth must be firmly established before growth itself can be sought, a belief that it is very difficult to regain a lost reputation, a conservative balance sheet, and an emphasis on free cash flow.
- Finally, our business model remains the same. We are performance-driven, striving to be best-in-class. We believe our move to a sole focus on asset management this year is essential to our long term future...that is, to be global, gain access to major distribution channels worldwide and attain critical scale in the mutual fund segment of our market, just as we have already done in the institutional segment. These and other longer term trends, or needs, have been substantially accomplished with our acquisitions this year. The execution and integration of this is now our task. The remainder of this Annual Report will tell you more about what we have done, and are doing, to continue our record of success.

[1] The latter of which was sold by Citigroup to a third party in a separate transaction.

## BUSINESS HIGHLIGHTS

In fiscal 1999, our centennial year, we said that we had begun to restructure ourselves as the firm of the future: a diverse, increasingly global investment firm. We asked whether we could, or perhaps must, export our investment success to markets outside the United States. We noted that globalization had already affected where and how we invested, how we evaluated risk, and was beginning to affect how we competed.

We also said that the major issue we faced over the long term was to obtain distribution for our investment expertise worldwide, given the slowing rate of growth in the United States, the breaking down of national barriers to investment outside the United States and the burgeoning demand in Europe and Asia in particular. We said it would take years, as well as substantial capital commitment, to develop the necessary scale and local "brand name" recognition in those markets.

This year, after much soul searching we sold our longstanding Private Client and Capital Markets businesses—in part because of the perceived conflicts of interest—and simultaneously we acquired the former Citigroup Asset Management ("CAM") and The Permal Group. This has dramatically expanded our global footprint and enabled us to focus solely on the business of global asset management.

### The Permal Group

Our acquisition of The Permal Group closed on November 3. Permal was quite typical of what we historically have looked for in a "stand-alone" acquisition:

- As one of the largest and most highly regarded fund-of-hedge-funds managers in the world, and one of the oldest—with a performance record of more than 30 years—Permal provided us with a high quality entry into a large and appealing asset class.
- Permal had the necessary scale, infrastructure and performance record to permit its operating within the Legg Mason family as a "stand-alone" business. When Permal was acquired by Legg Mason, the only thing that really changed was its ownership structure.
- Permal had both the ability and desire to grow. Its entire management team has stayed with the company under long-term employment agreements, with a sizable stake in the company's ongoing operations and substantial incentives—through an earnout structure—to continue to grow.
- Permal broadened Legg Mason's market exposure in terms of both its client base and its distribution expertise. Virtually all of its clients are high-net-worth individuals domiciled outside the United States, who are accessed by Permal through a worldwide, "open architecture" distribution network that includes many of the world's largest banks and securities firms, as well as highly regarded private banks and other high-net-worth intermediaries that focus on more narrow geographic markets worldwide.
- Permal had just begun to tap the institutional/pension fund markets in the United States, where Legg Mason already has a major presence. It was felt that Permal might benefit from our long experience with, and resources specifically dedicated to, the marketing to and servicing of this important client base. Our knowledge of the US broker-driven high-net-worth market could prove equally important.



Peter Bain
Senior EVP



Mark Fetting
Senior EVP



Tim Scheve
Senior EVP

In conjunction with executive management at Western Asset, Peter Bain, Mark Fetting and Tim Scheve have led the negotiation, acquisition and integration planning processes for our strategic transaction with Citigroup this year.

Permal's on-the-ground management is provided through its offices in New York City and London, but the company also has offices in Dubai, Hong Kong, Nassau, Paris and Singapore to support its worldwide network of distributors and also to provide investment research support. In addition, the company has an office in Boston which houses its private equity business. Through its distributors, Permal has developed a client base that extends to more than 75 countries.

### Citigroup Asset Management

Our strategic transaction with Citigroup, which closed on December 1, was a landmark transaction for us: our swap of our Private Client and Capital Markets businesses[2] for CAM almost doubled our total assets under management, almost tripled our proprietary fund assets under management, and enabled us to focus entirely on asset management as our sole business worldwide.

The acquisition of CAM was by far the largest acquisition in our history and also the most complex, as it requires us to take a myriad of operating entities around the world and re-structure them into businesses that better fit our model:

- CAM's fixed income and liquidity assets, which represented about two-thirds of CAM's total, and the investment professionals who have been responsible for managing these assets, are being integrated into Western Asset, which is one of the world's largest and most highly regarded fixed income managers. As a result, Western Asset is gaining important new asset classes and currency expertise and substantially expanding both its on-the-ground asset management presence and also its name recognition in the high growth markets of Asia, as well as establishing a first-time presence in Latin America.

[2] Plus cash and stock.



Senior Vice President CJ Daley (standing), corporate controller Theresa McGuire and their Finance colleagues are available to provide ongoing financial- and tax-related advice to our managers, in addition to their oversight responsibilities in regard to these and related financial reporting requirements.

- Most of CAM's active[3] US equity assets, products and personnel are being consolidated into a single asset management business, ClearBridge Advisors, with an independent investment operation like our "stand-alone" managers. With over $115 billion under management, ClearBridge is our second largest asset manager. Its managed assets include more than $50 billion in the former Smith Barney, Salomon Brothers and Citigroup mutual funds—being rebranded as the Legg Mason Partners funds—as well as the largest broker-distributed Separately Managed Account ("SMA") business in the industry.
- Most of CAM's non-US equity assets and investment staffs are being rebranded as Legg Mason International Equities ("LMIE"). Between LMIE and our international distribution activities, Legg Mason will now have investment professionals and support staff on-the-ground in London, Warsaw, Singapore, Hong Kong, Tokyo, Melbourne, Sao Paulo, Santiago and New York, plus additional distribution and client support provided through offices in Frankfurt, Paris, Madrid, Luxembourg, Taipei, Sydney and Miami.

A key component of our transaction with Citigroup was a distribution agreement entered into by our two firms, which substantially expands our access to retail distribution channels, both in mutual funds and Separately Managed Accounts, and which will play an important role in our transition to the non-proprietary, "open architecture" world that is becoming more prevalent in the retail portion of our industry. Under this agreement, Citigroup has agreed to distribute our investment products, including mutual funds, variable annuity funds and our Separately Managed Account products, both in the United States and internationally.

[3] US equity assets managed in a quantitative style are being assimilated by Batterymarch, as are certain similarly managed European and Global Equity assets.



Because Legg Mason is a regulated entity in quite a few jurisdictions around the world, another important aspect of the infrastructure support and oversight provided to all of our managers is Legal & Compliance. This past winter, our chief compliance officers firmwide gathered in Baltimore for two days of meetings, where they were welcomed by Legg Mason's general counsel, Tom Lemke (above).

## OUR SOLE BUSINESS: ASSET MANAGEMENT

We ended the year with $867.6 billion under management. A year ago, we had $374.5 billion under management. The increase in assets under management during the year was $493.1 billion, of which $408.6 billion resulted from our acquisition of CAM and $17.5 billion resulted from our acquisition of Permal. Permal has grown by 31% in the five months since its acquisition, reflecting strong net client flows and performance. The former CAM has experienced some outflows since its acquisition, primarily in bank-centric liquidity assets, but this in our view was to be expected.

Our equity assets under management increased by 125% during the year, to $324.9 billion, and now represent 38% of our total assets under management. Fixed income assets increased by 89%, to $394.2 billion (or 45% of our total), while liquidity assets are now almost six times what they were a year ago, at $148.5 billion (or 17% of our total).

In *Institutional Investor's* annual "Pension Olympics," published in its May 2006 issue, Legg Mason was ranked #1 in terms of the net increase in the dollar amount of assets managed for US-domiciled institutional tax-exempt clients (a proxy for pension funds) achieved during calendar 2005.[4]

Our proprietary fund assets also grew dramatically during the year. Overall, we now have $288.4 billion invested in our proprietary funds around the world, of which $229.0 billion is in mutual funds registered in the United States and $59.3 billion is in offshore and other non-US funds.[5] A year ago, our proprietary funds aggregated $69.8 billion, over $60 billion of which was in US-registered

[4] *Institutional Investor* is a trademark of Institutional Investor Inc., which is a subsidiary of Euromoney Institutional Investor PLC, neither of which is affiliated with Legg Mason.

[5] Permal's funds-of-hedge-funds are not counted in these totals.



When Legg Mason's legacy fixed income and equity management teams in Singapore combined with the Singapore investment teams that came to us from CAM, the enlarged groups required more space. In April 2006, the groups held an Open House to welcome colleagues and clients to their new headquarters.

mutual funds. We now have over 400 proprietary funds in total, although we expect this will decline somewhat as we rationalize our fund offerings, a process which has already commenced.

In *Pensions & Investments'* 2006 ranking of "The Largest Money Managers," Legg Mason is ranked as the 5th largest money manager operating in the United States[6] and the 4th largest institutional manager, based on our worldwide assets under management at the end of calendar 2005.[7]

For most of our history, Legg Mason has focused on meeting individuals' retirement and other long-term investment needs, both directly and—increasingly—through the institutions that represent them. In the *Pensions & Investments* survey referenced above, Legg Mason was ranked as the 7th largest manager of US pension fund assets[8] and, within this key market segment, the 2nd largest manager of active US fixed income and the 4th largest manager of active US equity. We were also ranked as the 4th largest manager of endowment/foundation assets.

[6] Up from 21st in last year's survey.

[7] *Pensions & Investments*, May 29, 2006. The survey ranked and profiled 793 managers of United States institutional tax-exempt assets; rankings were based on assets under management as of December 31, 2005. *Pensions & Investments* is a trademark of Crain Communications Inc., which is not affiliated with Legg Mason.

[8] Measured by the assets managed internally for US institutional, tax-exempt clients.

## Our Global Footprint

Our transactions with Permal and CAM substantially expanded our global footprint around the world.

According to the above *Pensions & Investments* survey, Legg Mason currently ranks as the 6th largest asset manager for US clients in the world. Legg Mason also ended the year, however, with $258.6 billion in assets from clients domiciled outside the United States, in more than 180 countries around the world.

The international marketplace presents Legg Mason with significant long-term growth opportunity.

To support our future growth in the traditional equity and fixed income asset classes in the overseas markets, we have believed for several years that having high quality investment talent "on the ground" in the major markets would be important. Today, in part through the acquisition of CAM, Legg Mason has investment teams—both fixed income and equity—with an expertise in their local markets and a scale that would have taken years for us to replicate. In total, we have approximately 500 portfolio managers or research analysts around the world, including approximately 360 in 13 cities around the United States and approximately 140 outside the United States—in Hong Kong; London; Melbourne, Australia; Santiago, Chile; Sao Paulo, Brazil; Singapore; Tokyo; Toronto and Waterloo, Canada; and Warsaw, Poland.

Because of the myriad of operating entities in which the former CAM teams used to reside, we are in the process of rationalizing and re-structuring these entities to better fit our model. In so doing, our aim is the same as it has been with our other acquisitions: to respect the existing cultures of these local offices and protect their local investment teams from disruption. While this process is well underway, over the next 12-18 months we will methodically be enhancing and integrating the infrastructure already in place in these markets, and providing the additional leadership and other resources that may be needed to better support the considerable investment talent of the local teams in these markets and facilitate their future growth.

In the increasingly attractive fund-of-hedge-funds markets, Permal has broadened Legg Mason's market exposure not only in terms of its asset class but also in regard to its client base and distribution expertise. As we said above, most of Permal's ultimate clients are high-net-worth individuals domiciled in more than 75 countries outside the United States. Permal accesses these clients through a worldwide, "open architecture" distribution network that includes many of the world's largest banks and securities firms as well as highly regarded private banks and other high-net-worth intermediaries that operate in more narrow geographic markets.

Permal's on-the-ground management is provided through its offices in New York City and London, and its private equity office in Boston, but the company also has offices in Dubai, Hong Kong, Nassau, Paris and Singapore to support its worldwide network of distributors and also to provide investment research support.



**Deepak Chowdhury**
**Senior VP and head of International Distribution**

Legg Mason International Equities, which houses most of CAM's non-US and global equity management businesses, has asset management operations on-the-ground in London, Warsaw, Singapore, Hong Kong, Tokyo, Melbourne, Sao Paulo, Santiago and New York. In addition to these cities, we also have international distribution and client support offices in Frankfurt, Paris, Madrid, Luxembourg, Taipei, Sydney and Miami.

### Our Goal: Best-in-Class

Our aim is to be, and be recognized as, one of the best asset managers in the world. As a result, we have always aimed to increase and broaden the scale of our asset management business without jeopardizing our goal of delivering consistently strong investment performance over the long term. Some recently published industry rankings and awards provide an indication of our investment success:

- In February 2006, Barron's ranked Legg Mason/Western as the #1 fund family for the five years ended December 31, 2005, and the #4 fund family for the one-year period, in its annual ranking of "the best fund families."[9]
- In March 2006, Bill Miller, as manager of Legg Mason Value Trust, was recognized for the fourth year in a row as a winner in the Large Cap Blend category of Standard & Poor's/*Business Week* "Excellence in Fund Managment" Awards.[10] Bill and Value Trust have received wide acclaim for the fund's consistent record of outperforming the S&P 500 index: as of December 31, 2005, Value Trust became the only equity fund to have outperformed the index for each of the last 15 calendar years.
- Three of our managers were recognized in the *Pensions & Investments'* special report on "The Top 10 Performing Managers" for the one- and five-year periods ended March 31, 2006. Western Asset had four out of the top eight composites in the Global Fixed Income category for the one-year period, and two of the top five composites for the five-year period, and was named #3 for Domestic Overall Fixed Income Accounts for the one-year period, among several other awards. Royce also received several equity awards, having been among the top three managers for Commingled Domestic Overall Equity (five years) and Commingled Domestic Blend Equity (one and five years), while Brandywine Global was named the #2 manager of Global Fixed Income Accounts for the five-year period.[11]

[9] The ranking included Western Asset's institutional funds in addition to the Legg Mason Funds and the Royce Funds but excluded all CAM funds. The ranking used a weighted average ranking system to assess asset-weighted performance, net of 12b-1 fees, in five investment categories: US equity, world equity, balanced, taxable bond and tax-exempt bond. The overall ranking weighted the five fund categories in proportion to the asset mix in Lipper's database, with US equity being given the highest weighting. Sixty-five families that met *Barron's* criteria regarding the breadth and diversification of their fund offerings were included in the survey that determined the rankings. *Barron's* is a trademark of Dow Jones & Company, Inc., which is not affiliated with Legg Mason.

[10] Standard & Poor's is a division of The McGraw-Hill Companies, which is not affiliated with Legg Mason. *Business Week* is a trademark of The McGraw-Hill Companies, which is not affiliated with Legg Mason.

[11] See footnote 7.

- In 25 of the last 27 quarters (through March 31, 2006), Private Capital Management has been ranked as the #1 or #2 Value Equity manager in Nelson's "World's Best Money Managers," based on its performance over the trailing 10 years, calculated as of every quarter-end.[12] In the same rankings, Brandywine Global was also named #1 for the 10 years ended March 31, 2006 in the International Fixed Income (Global Mandate) category.

## IN CLOSING

Historically, whether we have grown organically or by acquisition, we have sought to develop an investment business populated by managers who are top long-term performers in distinctive, core asset classes or styles, with a minimum of overlap of our other managers. Permal is no exception in this regard. The goal of our CAM restructuring and rationalization that is now underway is to align the core CAM business with this philosophy.

We have been able to leverage the expertise of our managers and grow their franchises by working with them to introduce their capabilities, through products that mirror their core competencies, to those parts of the retail and institutional marketplaces in the United States and overseas that the managers have not already developed by themselves. We expect to do the same with Permal and CAM.

Acquisitions are inherently disruptive, and although Permal is quite similar to our past acquisitions, CAM is not: it is much larger and more complex. We feel that we have a history of success in minimizing the disruptions, and resolving any uncertainties, inherent in any acquisition, so that our new employees can remain focused on the business that attracted us to them in the first place. We have agreed with the new management team on what operating changes, if any, are desirable or appropriate when ownership is transferred. Throughout, we have aimed to minimize any distractions to the investment team, so that they can remain focused on delivering performance to their clients. All of this is at least as important to the clients, current and prospective, as it is to us.

A key tenet of Legg Mason's corporate management philosophy is not to forget the next generation of management, not only on the investment side but on the business side as well. Among our leading managers who are highlighted in this annual report, Western Asset and Batterymarch have seen substantial growth since moving on to their second generations of management post-acquisition. Legg Mason Capital Management and Brandywine have both named new business heads in the last few months, and of course ClearBridge Advisors has a new chief executive as well. At the corporate level, I am particularly delighted to say that Legg Mason is no exception: in March 2006, our Board of Directors announced the election of Jim Hirschmann, who has so successfully led the growth and transformation of Western Asset over the last seven years, to be president of Legg Mason and thus my likely successor. Western Asset's extraordinary success since Jim became its CEO proves that he is one of the very rare individuals who is both a visionary and a superb business leader as well.

[12] Nelson's is a trademark of Nelson Information and Thomson Financial, which are not affiliated with Legg Mason.

Before closing, I want to acknowledge with gratitude the exceptional dedication and leadership over the years of Jim Brinkley and Dick Himelfarb, who have left Legg Mason and our Board of Directors and moved on to Citigroup and Stifel Financial, respectively. Jim Brinkley, a friend since college, has been an integral part of Legg Mason ever since he became my first employee at Mason & Co. in 1962. Jim was particularly instrumental in the great success of our former Private Client group, which he led for most of his tenure here. Jim has joined Citigroup's global private client group as vice chairman. Dick Himelfarb, who became the head of our former Investment Banking division after we went public in 1983, also played an important part in the development of our former Capital Markets' business, and was instrumental in that business's being sold by Citigroup to Stifel Financial, where Dick is now a member of the Stifel Board.

To all of our former Legg Mason Private Client and Capital Markets employees, we wish you continued success, and we thank you for helping make Legg Mason successful. We truly miss you.

By any account, this has been a landmark year for Legg Mason. I am tremendously pleased that our business remained among the strongest in our industry, despite the unusually heavy workloads faced by so many of our employees as we completed the transformation of our firm to what is now our sole focus on asset management. I thank all of our employees—past and present—for their exceptional professionalism, dedication and hard work during the year. At Legg Mason, we believe we have delivered strong performance to both our clients and our stockholders again this year. As we have said in years past, our goal is to continue to do so.



Raymond A. Mason
Chairman and Chief Executive Officer
June 4, 2006

# BOARD OF DIRECTORS



Back, Left to Right

John E. Koerner III
*Managing Member,*
*Koerner Capital, LLC*

Cheryl Gordon Krongard
*Private Investor;*
*Former CEO,*
*Rothschild Asset Management*

Edward I. O'Brien
*Private Investor;*
*Retired President,*
*Securities Industry Association*

James E. Ukrop
*Chairman,*
*Ukrop's Super Markets, Inc.*

Raymond A. Mason
*Chairman and*
*Chief Executive Officer,*
*Legg Mason, Inc.*

Harold L. Adams
*Chairman Emeritus,*
*RTKL Associates, Inc.*

Hon. Carl Bildt
*Advisor to numerous*
*international organizations;*
*Former Prime Minister of Sweden*

Margaret Milner Richardson
*Private Consultant and Investor;*
*Former U.S. Commissioner*
*of Internal Revenue*

Roger W. Schipke
*Former Visiting Professor,*
*University of Kentucky*
*Gatton School of*
*Business & Economics*
*(Chairman of*
*Compensation Committee)*

On Stairs, Left to Right

Dennis R. Beresford
*Professor, University of Georgia;*
*Former Chairman of Financial*
*Accounting Standards Board*
*(Chairman of Audit Committee)*

Kurt L. Schmoke
*Dean, School of Law at*
*Howard University;*
*Former Mayor of Baltimore*

Nicholas J. St. George
*Private Investor*
*(Lead Independent Director and*
*Chairman of Nominating &*
*Corporate Governance Committee)*

*Not pictured:*
W. Allen Reed
*Private Investor;*
*Retired CEO,*
*GM Asset Management Corporation*

## OUR NEW DIRECTORS



Cheryl Gordon Krongard *joined the Legg Mason Board in January. Currently engaged in private investment activities, she served as a senior partner of Apollo Management, L.P. from 2002 to 2004 and was the CEO of Rothschild Asset Management from 1994 to 2000.*



W. Allen Reed *joined the Legg Mason Board in April 2006. Currently engaged in private investment activities, in March 2006 he retired from General Motors, where he had been responsible for managing the assets of the GM pension and savings plans (the largest corporate pension fund in the US), its non-US subsidiary plans and other assets.*

## Distribution in the United States

While each of our managers has always had their own separate account marketing and client service teams, we have generally provided centralized distribution support to the Legg Mason-sponsored mutual funds. A key component of our transaction with Citigroup this year was a distribution agreement entered into by our two firms, which substantially expands our access to retail distribution channels and which will play an important role in our transition to the non-proprietary, "open architecture" world that is becoming more prevalent in the retail portion of our industry. The wholesalers who used to support the distribution of the former CAM products will continue to do so as part of Legg Mason, having been integrated with our legacy funds-marketing professionals.









## On-The-Ground Asset Management, Worldwide

Today, Legg Mason has investment teams—both equity and fixed income—with recognized local and regional portfolio management expertise on-the-ground around the world. In total, we have approximately 500 portfolio managers or research analysts, 140 of which are outside the United States—in the United Kingdom, Australia, Brazil, Canada, Chile, Hong Kong, Japan, Poland and Singapore. To support the investment activities in these markets and facilitate their future growth, we are currently enhancing and integrating the infrastructure already in place in these markets.










## Distribution Around the World

In recent years, we have grown substantially overseas. Legg Mason ended the year with just under $260 billion in assets from clients domiciled outside the United States, in more than 180 countries around the world.

Marketing support for institutional separate accounts of non-US domiciled clients is still handled directly by each of our managers, although ClearBridge and Western Asset are working closely with Citigroup, particularly in regard to those acquired products that have historically been bank-centric, to continue to support those products. Fund distribution outside the United States, both offshore funds and those that are local to specific geographic markets, has been centralized and has also expanded as a result of the CAM acquisition. In addition to the asset management operations we have in the United Kingdom, Australia, Brazil, Canada, Chile, Hong Kong, Japan, Poland and Singapore, we also have fund distribution and client service support offices in Australia, France, Germany, Luxembourg, Spain and Taiwan, as well as the United States.

Just as the Royce Funds franchise and direct distribution system were retained after we acquired Royce, Permal is retaining its "open architecture" distribution system and franchise in the fund-of-hedge-funds markets. Most of Permal's ultimate clients are high-net-worth individuals in more than 75 countries outside the United States, accessed through a worldwide distribution network that includes many of the world's largest banks and securities firms.



LEADERSHIP IN FIXED INCOME

Pictured above are Western Asset's current leadership: Ken Leech, chief investment officer; Jim Hirschmann, chief executive officer; Dan Fleet, president; and Steve Walsh, deputy chief investment officer. Western Asset's leadership team has made Western Asset one of the leading fixed income managers in the world, and one of the largest. They have established a long and enviable track record of managing transformation and growth, demonstrating that they can grow while retaining their unique culture and without straining their investment operation. The team was expanded in March 2006, when Dan Fleet, who was chairman of Western Asset's management committee, was elected its president. Dan and Jim co-managed the due diligence and post-acquisition integration activities related to CAM's fixed income businesses this year.

MULTI-PRODUCT, MULTI-CURRENCY*

| | | | |
|---|---|---|---|
| *Enhanced Cash* $£€ | *Global* $£€¥ | *Municipals* $ | *Corporate* $£€ |
| *Limited Duration* $£€ | *Structured* $ | *Liquidity* $£€ | *High Yield* $£€ |
| *Broad Market* $£€ | *Absolute Return* $£€ | *Government Only* $£€ | *Emerging Market* $ |
| *Long Duration* $£€ | *Inflation-Linked* $£€ | *ABS/MBS* $ | *Portable Alpha* $ |

*In this chart, the $ sign refers to US, Australian and Singapore Dollars and Brazilian Reais.


WESTERN ASSET

**"Our mission...**
*To remain a leader in diversified fixed income investment management with integrated global operations, exercising uncompromising standards of excellence in all aspects of our business."*

*Western Asset's Mission Statement*

Western Asset is widely recognized as one of the leading fixed income managers in the world, as well as one of the largest, with over $500 billion in assets under management. Clients domiciled outside the United States contributed 35% of the company's total assets under management at year-end, and the company's average portfolio size was just under $370 million.

Western Asset's 130 portfolio managers and research analysts, and total staff of 800, manage money on-the-ground in Pasadena, California, where the company is headquartered, as well as in New York, London, Tokyo, Singapore, Hong Kong, Melbourne and Sao Paulo. The strategic plan that has guided the company remains their model for growth today:

- Be global, with a global platform and operations;
- Be seamlessly integrated in the way they operate their business;
- Continue diversifying their product line, with the ultimate aim of providing any fixed income solution that their clients may require, in any currency; and
- Achieve leverage within their organization through sizable, ongoing investments in technology and key support functions, as a way to support and protect the ability of their investment professionals to focus on their jobs of managing their clients' money.

Western Asset was Legg Mason's first asset management acquisition, in 1986. Since 1998, when Western Asset transitioned to its second generation of leadership post-acquisition, the company has established a long and enviable track record of managing transformation and growth. Western Asset has transformed itself from a firm that is focused on primarily one product (core fixed income) in one market (the United States) to a firm with over 65 product mandates in fixed income and currency markets around the world. During this period, Western Asset has continued to prove that it can grow while retaining its unique culture and without straining its investment operation. This year, Western Asset's record of long-term performance[†] has remained intact. As of March 31, 2006:

- All 13 of its marketed US-based composites beat their respective benchmarks, net of fees, for the one-year period and since inception, while nine of 10 applicable composites did so for the three- and five-year periods and all of the eight applicable composites did so for the 10-year periods.
- All 12 of its marketed non-US and global composites that had at least three years of history beat their respective benchmarks, net of fees, for the three-year period and since inception, while eight did so for the one-year period and seven of eight such composites did so for the five-year period.

[†] Excluding assets and composites that were part of CAM. See Notes Regarding Performance Information on page 34.



## Brian Posner

**Chief Executive Officer and Co-Chief Investment Officer**

*Brian was named this past fall to run the US Equity business acquired from Citigroup, which has become ClearBridge Advisors. Brian had been known to and highly regarded by Legg Mason for many years, as he served as a fund manager at Fidelity and Warburg Pincus before starting his own hedge fund, Hygrove Partners, in 2000.*

*In assuming his leadership role at ClearBridge, Brian stated that his aim was to "turn what had been a collection of very good managers, who in the past have operated in affiliated companies, into one, very good company." Brian and the newly established executive and investment policy committees he has established, which include the key investment and business professionals formerly at CAM, are currently in the process of rationalizing the list of funds managed by the group, consistent with each fund's investment performance as well as ClearBridge's bench strength and other resources. After this process has been successfully completed, Brian expects ClearBridge to start thinking about how best to leverage the intellectual capital of ClearBridge's leading portfolio managers into new product markets and channels, such as institutional separate accounts, as Legg Mason has done successfully with its legacy managers in the past.*

## Richie Freeman

**Portfolio Manager, Aggressive Growth**

*The top-performing fund this year in* USA TODAY's *"2006 Mutual Fund All-Stars," was the Smith Barney Aggressive Growth fund,[13] run by 22-year veteran fund manager Richie Freeman.*

*For the one-year period ended March 31, 2006, the Class A Shares of Aggressive Growth posted a return of 23.43%, net of fees and without sales charge, and outperformed its Russell 3000 Growth benchmark by 903 basis points. For the three-, five-, and 10-year periods, the fund outperformed its benchmark by 455, 266 and 843 basis points, respectively. Since inception, the fund performed in the top 5% of all open-end equity funds,[14] with an average compounded return, net of fees, of 14.31%.[†] Richie, who currently manages more than $20 billion for ClearBridge (of which $10.5 billion is in the Aggressive Growth fund), has managed the Aggressive Growth fund since its inception in 1983.*



[13] *USA TODAY*, March 6, 2006. The top-performing All-Star fund for the year was based on the fund's performance for the 12 months ended February 23, 2006. To be considered for selection as an All-Star, a fund had to be an open, diversified US stock fund with above-average performance within both its respective Lipper and Morningstar fund categories for the past three and five years, have had an above-average "success ratio" as measured by Lipper, and have had the same manager for the past five years. The Smith Barney Aggressive Growth fund has since been rebranded as the Legg Mason Partners Aggressive Growth fund. *USA TODAY* is a division of Gannett Co. Inc., which is not affiliated with Legg Mason.

[14] Based on Lipper statistics. Lipper is a trademark of Reuters S.A., which is not affiliated with Legg Mason.

[†] See Notes Regarding Performance Information on page 34.


CLEARBRIDGE
ADVISORS

On May 1, 2006, we established ClearBridge Advisors to house most of CAM's active US equity management business.

ClearBridge is now our largest equity manager, and our second largest manager overall, with over $115 billion in assets under management, primarily in mutual funds and Separately Managed Accounts managed on behalf of individual investors in the United States.

The ClearBridge platform offers a variety of investment styles, from small-cap value to large-cap growth, but all utilize a bottom-up, fundamental approach to security selection that is primary-research driven and focuses on companies with solid economic returns relative to their risk-adjusted valuations. In order to promote cross-fertilization among the managers and research team, all issues related to broad investment philosophy, risk management and investment infrastructure are taken up by a newly formed Investment Committee that includes the most seasoned and tenured portfolio managers of these various styles. The Committee is chaired by ClearBridge's co-chief investment officers, Brian Posner (see facing page) and Hersh Cohen, a 37-year industry veteran who joined CAM in 1969. The Committee also includes senior portfolio managers Alan Blake, Richie Freeman (see facing page) and John Goode, among others.

After its product line has been rationalized, ClearBridge intends to leverage its portfolio managers in the same way that Legg Mason Capital Management and our other managers have been so successfully leveraged in the past: by creating new products that will be managed in the same way as their best performing US funds, but offered to new markets—such as institutional separate accounts—and through new distribution channels.

ClearBridge currently has approximately 180 employees, including 45 investment professionals, all of whom are based in the United States. Its client base is predominantly US-domiciled.



## INVESTMENT POLICY COMMITTEE

The success of Legg Mason Capital Management reflects not only the widely recognized investment skills of Bill Miller (seated left), chairman and chief investment officer, but also the strength of the investment team, including its focus on non-traditional insights and often counter-intuitive analysis. In addition to Bill, LMCM's Investment Policy Committee includes (seated right) Kyle Legg, who became president of LMCM in 1997 and its chief executive officer this year, and (standing) portfolio managers Robert Hagstrom, Mary Chris Gay and Jay Leopold; Randy Befumo, co-director of research; Michael Mauboussin, chief investment strategist; Ira Malis, co-director of research; and portfolio managers David Nelson (Chairman of the IPC) and Sam Peters.

## A CONSISTENT RECORD OF OUTPERFORMANCE[1]

The chart below illustrates the percentage of rolling five-year periods, calculated as of every month-end for the last 10 years, during which each of LMCM's equity composites have outperformed their respective benchmarks, net of management fees.[2,3]

*Outperforming Five-Year Periods*


100%
100%
98%
100%
100%
100%
87%
Value Equity
Opportunity
Mid-Cap
Growth Equity
All Cap
American Leading Companies
Assets By Style[4] ($ in billions)
46.2
6.1
4.9
3.9
1.9
0.8

[1] Relevant benchmarks are Value Equity—S&P 500; Opportunity—Russell 3000 and S&P 500 Index; Mid-Cap—Russell Midcap; Growth Equity—Russell 1000 Growth; All-Cap—Russell 3000; American Leading Companies—S&P 500. See Notes Regarding Performance Information on page 34.

[2] Since 10 years of information is not available for the All-Cap and Opportunity composites, the data covered in this analysis spans the time period from the first full calendar month after their respective inceptions through March 31, 2006 (December 1, 1999 for All-Cap composite; January 1, 2000 for Opportunity composite).

[3] The analysis for the American Leading Companies composite that appears in blue is for the full 10-year period. The second analysis, in yellow, begins in the first full month of the current portfolio manager, from July 1, 1998 through March 31, 2006, since David Nelson became the portfolio manager in mid-June 1998.

[4] As of March 31, 2006.

# LEGG MASON
## CAPITAL MANAGEMENT

Legg Mason Capital Management was created *de novo* by Legg Mason in 1982 with the launch of our first equity mutual fund, Legg Mason Value Trust.

Today, Value Trust and Bill Miller, its manager or co-manager since inception, have received worldwide recognition for the fund's unique investment record: it is the only equity fund to have outperformed the S&P 500 in each of the last 15 calendar years. LMCM has leveraged the fund's record of success into a company that manages $64 billion, with 72% of its assets managed in the Value Equity style. The heart of LMCM is a cohesive investment team of more than 40 professionals with diverse talents and perspectives, who apply the same investment philosophy and disciplined investment process across six equity capabilities. These capabilities are available through mutual funds and other pooled accounts offered by Legg Mason and third parties, as well as separate institutional accounts. As of this year, LMCM has more than 100 employees and, at year-end, 26% of its assets under management were managed on behalf of non-US domiciled clients.

Like our other leading asset managers, Legg Mason Capital Management is focused on delivering consistently strong investment performance over the long term without taking undue risk, and has developed a strong investment record in this regard. Evidence of their success is shown on the facing page: over any trailing five-year period, calculated on a rolling basis every month over the last 10 years, four of LMCM's composites (Value Equity, Opportunity, Growth and All Cap) have outperformed their respective benchmarks 100% of the time, while the Mid-Cap composite has outperformed 98% of the time. The American Leading Companies composite has outperformed its benchmark 87% of the time during the full 10-year period, and 100% of the time during the tenure of its current portfolio manager, which commenced in mid-June 1998.



EXECUTIVE COMMITTEE

Brandywine's Executive Committee includes: (standing) Paul Ehrlichman, portfolio manager; Larry Kassman, chief administrative officer; Adam Spector, director of marketing & client service; Henry Otto, portfolio manager and chairman of the Committee; Steve Tonkovich, portfolio manager; and (seated) portfolio managers Steve Smith, Paul Lesutis, David Hoffman and Ed Trumpbour. Not pictured is Steve Kneeley, who joined Brandywine and the Committee as managing partner in May 2006; he is now responsible for all business-related aspects of Brandywine's activities.

ASSETS BY STRATEGY


1%—Balanced
15%—Large Cap Equity
Fixed Income—44%
17%—Diversified Equity
6%—Small/SMid Cap Equity
International/Global Equity—17%

ASSETS BY CLIENT TYPE


Operating Reserves—21%
14%—Private Clients
11%—ERISA
2%—Other Retirement
Subadvisory—17%
19%—Public Funds
Taft-Hartley—8%
Endowment/Foundation—5%
3%—Other


Brandywine GLOBAL

Brandywine has pursued one investment approach—value investing—since its founding in 1986. Acquired by Legg Mason in January 1998, Brandywine's assets under management are close to evenly split between equity and fixed income, including global and international fixed income mandates as well as US, international and global equity mandates, all of which are managed on a value basis. Socially responsible mandates are also offered in several asset classes. Although its client base is predominantly institutional, approximately 15% of Brandywine's assets are managed for individual investors through the investment programs offered by several leading banks and securities firms in the United States and Canada. As of year-end, more than 60% of Brandywine's assets under management were in global or international portfolios, fixed income as well as equity, and more than 25% of its assets were managed on behalf of non-US domiciled clients.

Brandywine had a breakthrough year this year, increasing its assets under management by more than 50%, to approximately $30 billion, with all of its growth organic. Despite this exceptional growth, Brandywine's investment performance has remained strong:

- All of its marketed institutional product composites outperformed their respective benchmarks, net of fees, for the five-, seven- and 10-year periods ended March 31, 2006, as well as since inception.
- For the one-year period, six of Brandywine's nine marketed institutional composites outperformed their respective benchmarks, while eight of nine did so for the three-year period...with the small-to-mid cap products that were the exceptions achieving absolute returns, net of fees, of 13.6-20.8% for the one-year period and 28.0% for the three-year period.[15]
- Brandywine was ranked as the #1 manager of Global Fixed Income in Nelson's "World's Best Money Managers," based on its performance over the last 10 years, calculated as of every quarter-end through March 31, 2006.[16] Nelson's also cited six US-equity mandates of Brandywine's and one balanced mandate for various asset classes and time periods in the same ranking study.

Today, Brandywine has 135 employees, including 37 investment professionals, at its offices in Philadelphia, Chicago, San Francisco and Singapore. Reflecting its increasingly global orientation, the company has been renamed Brandywine Global Investment Management, LLC. It has also moved its headquarters to Philadelphia from Wilmington and has named Stephen Kneeley as its managing partner, a newly created position, to take direct responsibility for the company's non-investment activities, ensuring that the investment teams can focus on investment management while continuing to be involved in strategic decision-making.

[15] Preliminary results. See Notes Regarding Performance Information on page 34.
[16] See footnote 12.



## PRIVATE CAPITAL MANAGEMENT

Investment decisions at Private Capital Management are made by Bruce Sherman, who founded the firm in 1986 and is its chief executive officer and chief investment officer; Joe Farley, managing director of investment research; and Gregg Powers, president and co-portfolio manager. The firm is considered one of the top value equity managers available today: for 25 of the last 27 quarters (through March 31, 2006), the company has been ranked as the #1 or #2 Value Equity manager in Nelson's "World's Best Money Managers," based on its performance over the trailing 10 years, calculated as of every quarter-end.[17]

### ROLLING FIVE-YEAR ANNUALIZED RETURNS, NET OF FEES†

*Periods Ending March 31*



+35%
+30%
+25%
+20%
+15%
+10%
+5%
0%
-5%
87-92
88-93
89-94
90-95
91-96
92-97
93-98
94-99
95-00
96-01
97-02
98-03
99-04
00-05
01-06
PCM, NET OF FEES
S&P 500
RUSSELL 2000


[17] Through March 31, 2006. See footnote 12.

† See Notes Regarding Performance Information on page 34.

# PRIVATE CAPITAL Management

Private Capital Management was founded in 1986 by its chief executive officer, Bruce Sherman, and was acquired by Legg Mason in August 2001. The company is considered one of the top value equity managers available today, as evidenced by the fact that, for 25 of the last 27 quarters, Private Capital Management has been ranked as the #1 or #2 Value Equity manager in Nelson's "World's Best Money Managers,"[17] based on its performance over the trailing 10 years, calculated as of every quarter-end.

Private Capital Management has an absolute return-oriented investment philosophy that is grounded in three fundamental investment objectives:

- *Preserve clients' capital.* The primary objective is capital preservation over the long term, utilizing a bottom-up, all-cap, value-oriented investment approach to mitigate risks.
- *Produce consistent appreciation in clients' assets.* Private Capital Management's goal is to double its clients' assets every five years, which is tantamount to an average annualized rate of return of 15%.
- *Absolute results are what matter, not returns relative to a benchmark index.* Private Capital Management doesn't manage against a benchmark index *per se*, as it believes this may create inappropriate incentives to chase short-term market returns, which can result in greater risks being taken and longer time horizon opportunities being missed. As shown in the chart on the facing page, however, Private Capital Management has a long history of outperforming, net of fees, both the S&P 500 and Russell 2000 indexes over rolling 5-year periods.

The foundation of Private Capital Management's performance is a comprehensive and highly disciplined investment strategy that relies entirely on intensive, proprietary research, aiming to identify and capture for its clients fundamental values that are not yet recognized in a company's stock price. Private Capital Management views each investment as a direct, proprietary ownership interest: in fact, it has often been the largest or second largest institutional shareholder in its portfolio companies.

Headquartered in Naples, Florida, Private Capital Management has approximately 60 employees, including a team of eight investment professionals. At year-end, the company had assets under management of approximately $30 billion, 20% of which was managed on behalf of non-US clients domiciled in more than 40 countries around the world.

[17] Through March 31, 2006. See footnote 12.



INVESTMENT TEAM

For more than 30 years, Royce has concentrated on investing in smaller companies and then providing investors with a wide range of options from which to choose in investing in this large and diverse sector. Leading the company and its investment team are (standing) Chuck Royce, who founded the company and serves as its president and chief investment officer, Buzz Zaino, Jack Fockler, Charlie Dreifus and (seated) Whitney George.

## CURRENT PORTFOLIO CHARACTERISTICS[1]

*As of December 31, 2005*

| | **Portfolio Composition** | | | **Portfolio Approach** | | **Volatility**[3] | | |
|---|---|---|---|---|---|---|---|---|
| FUND NAME | Micro | Small | Mid | Limited | Diversified | Low | Moderate | High |
| Pennsylvania Mutual | ▪ | ■ | | | ▪ | ▪ | | |
| Royce Micro-Cap | ■ | ▪ | | | ▪ | | ▪ | |
| Royce Premier | | ■ | ▪ | ▪ | | ▪ | | |
| Royce Low-Priced Stock | ▪ | ■ | | | ▪ | | | ▪ |
| Royce Total Return | | ■ | ▪ | | ▪ | ▪ | | |
| Royce TrustShares[2] | ▪ | ■ | | | ▪ | | ▪ | |
| Royce Opportunity | ▪ | ■ | | | ▪ | | | ▪ |
| Royce Special Equity | ▪ | ■ | | ▪ | | ▪ | | |
| Royce Value | | ■ | ▪ | ▪ | | ▪ | | |
| Royce Value Plus | ▪ | ■ | | ▪ | | | ▪ | |

[1] A larger ■ indicates where a Fund's Weighted Average Market Capitalization falls.
[2] Renamed Royce Heritage Fund, effective May 1, 2006.

# TheRoyceFunds℠

*"Regardless of what the future brings, it's important to mention that our approach is not heavily invested in how the rest of the world defines value. The essence of value investing remains finding what we regard as high-quality companies whose stocks are trading at discounts to our estimate of their worth as businesses. This entails searching in areas that others are ignoring. Markets are always changing, but this aspect of our approach remains the same."*

*Chuck Royce, in TheRoyceFunds*
*Annual Review and Report to Shareholders 2005*

For more than 30 years, Royce & Associates has utilized a disciplined value approach to invest in small- and micro-cap companies. The company, which was founded by president and chief investment officer Chuck Royce and acquired by Legg Mason in October 2001, is particularly well-known for its family of mutual funds, *The Royce Funds*, which have retained their franchise name and pre-existing distribution channels since the acquisition. Unlike many mutual fund groups with broad product offerings, Royce has chosen to concentrate on small company investing and provides investors with a range of options to take full advantage of this large and diverse sector.

Royce enjoyed particularly strong market performance this past year, which was the primary factor in the company's 27% increase in assets under management this year, to approximately $28 billion. Like several of Legg Mason's other equity managers, Royce's investment strategy is focused on achieving above-average, long-term results. The investment team utilizes a bottom-up, value-oriented approach to investing, seeking companies with strong balance sheets, above-average returns on capital, and that are trading at substantial discounts to their intrinsic value.

Although actual stock selection approaches employed by individual fund managers may vary, portfolio companies are selected primarily from the small- and micro-cap universe, defined as those with market caps below $2.5 billion. Royce pays close attention to risk and strives to maintain the same discipline, regardless of market movements and trends.

Royce & Associates is located in New York City and has approximately 75 employees, including an investment staff of 21 professionals. In addition to the 20 open-end mutual funds that Royce manages, the company also offers three closed-end funds that carry its name as well as institutional accounts and limited partnerships. Royce also manages three Legg Mason-sponsored funds offered outside the United States, which introduced Royce's expertise to the non-US marketplace, and utilizes our institutional funds distribution platform to expand its presence in their targeted markets.

[3] Volatility is as of 12/31/05 and is measured using Morningstar's Overall Risk Ratio, which measures variations in a fund's monthly returns, with an emphasis on downside performance. The Overall Risk Ratio is a weighted combination of a fund's three-, five- and ten-year scores, if applicable. Each fund's results reflect its score compared against all small-cap objective funds tracked by Morningstar with at least three years of history (390 funds). Funds whose results rank in the top third of the category are marked as low volatility in the table, those in the middle third are marked as moderate volatility and those in the bottom third are marked as high volatility. Morningstar is a trademark of Morningstar, Inc., which is not affiliated with Legg Mason.



## MANAGEMENT COMMITTEE

Batterymarch's Management Committee includes (seated) Bill Elcock, chief executive officer; and (standing) Fran Tracy, president and chief financial officer; Tom Linkas, chief investment officer; and Dan Kelly, director of US marketing and sales. *Not pictured*: Tania Zouikin, chairman.

## INTERNATIONAL/GLOBAL EQUITY PERFORMANCE, NET OF FEES†

*Returns (%)—Annualized for periods greater than one year*

| COMPOSITE | 1 Year | 3 Years | 5 Years | 10 Years | Since Inception |
|---|---|---|---|---|---|
| **International** | 30.99% | 34.18% | 13.99% | 8.02% | 11.57% |
| MSCI EAFE | 24.94 | 31.66 | 10.04 | 6.83 | 12.22 |
| **International Small Cap** | 44.85 | 46.35 | — | — | 29.43 |
| S&P/Citigroup EMI World ex-US | 31.95 | 41.63 | — | — | 24.01 |
| **UK** | 19.30 | — | — | — | 17.75 |
| FTSE All Share | 17.51 | — | — | — | 17.68 |
| **Europe ex-UK** | 24.65 | — | — | — | 24.12 |
| FTSE World Europe ex-UK | 24.88 | — | — | — | 20.57 |
| **Global** | 26.37 | 27.18 | 10.18 | — | 5.22 |
| MSCI World | 18.61 | 23.95 | 6.87 | — | 3.00 |
| **Global Emerging Markets** | 54.87 | 51.61 | 25.42 | 12.06 | 8.24 |
| MSCI Emerging Markets | 47.98 | 46.66 | 23.57 | 7.56 | 6.49 |
| **Asia ex-Japan** | 40.36 | 43.94 | 23.38 | 8.00 | 8.00 |
| MSCI Asia ex-Japan | 32.66 | 35.64 | 16.25 | 1.21 | 1.21 |

† See Notes Regarding Performance Information on page 34.


BATTERYMARCH
FINANCIAL MANAGEMENT, INC.

*"We believe that sharing information and ideas is the most effective way to make investment decisions. Portfolio decisions are made by the team, based on their combined knowledge and experience as well as each member's unique insights. There is no star system at Batterymarch."*

*Bill Elcock, CEO and Sr. Portfolio Manager*

Batterymarch, which was founded in 1969 to manage US institutional equity assets, later became one of the first US-based managers to invest internationally. The company was also a pioneer in the use of computer-driven models that blend quantitative techniques with the tenets of fundamental analysis. Today, as a global equity manager of both institutional separate accounts and mutual funds, Batterymarch invests in over 50 countries, with products that span the full range of equity asset classes, customizing its investment process for the specific characteristics in each region, country, sector and asset class in which the company invests, as well as to meet specific client requirements. All of Batterymarch's investment strategies, however, are collaborative and team-driven, and based on the tenets of rigorous bottom-up stock selection, effective risk control and cost-efficient trading.

Batterymarch has grown from approximately $4 billion under management 10 years ago to approximately $24 billion today, including roughly $6 billion for which it has become responsible as a result of our acquisition of CAM this year. Batterymarch has achieved this growth without sacrificing its strong and consistent record of long-term investment performance. For the periods ended March 31, 2006:

- All of Batterymarch's marketed non-US or global equity composites outperformed their respective benchmarks, net of fees, for the three-, five- and 10-year periods; all but one did so for the one-year period; and all but one did so since inception.
- All of Batterymarch's marketed long-only[18] US equity composites outperformed their respective benchmarks for the five- and 10-year periods and since inception. All of Batterymarch's large-cap US equity composites also outperformed for the one- and three-year periods, as did some of its small-to-mid cap composites. Among the latter, those that underperformed their benchmarks during the one- or three-year periods delivered strong absolute performance, achieving net returns ranging from 17.8% to 23.4% for the one-year period and ranging from 24.3% to 29.5% (annualized) for the three-year period.[†]

As of March 31, 2006, Batterymarch had approximately 75 employees, including an investment staff of 27 professionals, at its offices in Boston and London. Batterymarch's clients include a broad spectrum of investors, including corporate pension plans, public funds, foundations and endowments, Taft-Hartley plans and investment companies. Batterymarch manages for Legg Mason two retail funds and one institutional fund for the US markets plus 13 offshore funds for the United Kingdom, Europe, Asia and Australia. More than 35% of Batterymarch's $24 billion under management is mandated for global, international or emerging markets accounts, and 22% are managed on behalf of clients domiciled outside the United States.

[18] Excluding its US Market Neutral composite.
[†] See Notes Regarding Performance Information on page 34.



MANAGEMENT COMMITTEE

Permal is one of the five largest fund-of-hedge-fund managers in the world. Its Management Committee includes (left to right) Jim Hodge, chief investment officer; Isaac Souede, chairman and chief executive officer; Edmond de la Haye Jousselin, head of risk management; Tom DeLitto, chief operating officer; Larry Salameno, head of business development; and Omar Kodmani, senior executive officer and head of international distribution.

Permal's more than 30 years of experience with hedge funds, its strong capabilities in fundamental analysis and its highly sophisticated analytic and risk management tools have enabled it to structure and manage highly diversified portfolios of specialized managers and distinct investment styles, which are offered in a variety of investment programs covering different geographic regions, investment strategies and risk/return objectives.

## MULTI-MANAGER FUNDS' ASSETS BY STRATEGY


Long—5%
Emerging Growth—3%
Emerging Markets—4%
Natural Resources—5%
Japan Long/Short & Long—10%
Europe Long/Short & Long—5%
Event Driven—6%
Relative Value—4%
Fixed Income Trading & Long—6%
3%—Other
35%—Macro
14%—US Long/Short


PERMAL
GROUP

The Permal Group is one of the five largest fund-of-hedge-fund managers in the world, with approximately $23 billion[19] in assets under management. The company offers a variety of investment programs covering different geographic regions, investment strategies and risk/return objectives. Permal's principal asset management offices are in New York City and London, with offices in Paris, Dubai, Hong Kong, Nassau and Singapore providing client service and investment research support, and an office in Boston housing its private equity group. Through its worldwide network of distributors, which includes many of the world's largest banks and securities firms, Permal has developed a client base that extends to more than 75 countries.

A key reason for our interest in Permal, which joined the Legg Mason family this year, was its strong, and very long, record of performance. Permal's more than 30 years of experience with hedge funds, its strong capabilities in fundamental analysis and its highly sophisticated analytic and risk management tools have enabled it to structure and manage highly diversified portfolios of specialized managers and distinct investment styles that have achieved a solid record of performance: participating or outperforming in strong market environments, while protecting capital in volatile and down markets.

Permal's entire management team has stayed with the company under long-term employment agreements, with a sizable stake in the company's ongoing operations. In the five months since our transaction was completed, Permal's assets under management increased by 31%, thanks to continuing strong performance and substantial net client flows. In this same brief period, the company also launched a new multi-manager fund focused on India and established an office in Hong Kong, which is licensed by the Hong Kong Securities and Futures Commission.

All three of Permal's investment management operations, including in London, are registered with the US Securities & Exchange Commission, while its London operation is also an FSA-authorized and regulated manager. Its offices in Hong Kong, Singapore and, most recently, Dubai are all licensed and regulated by the government authorities in those jurisdictions. In addition, eight of Permal's 14 core fund offerings are rated by Standard & Poor's,[20] and all but one of these funds—which has less than $400 million under management—is either AA- or AAA-rated.

[19] Excluding cross-investments.

[20] Standard & Poor's fund-of-hedge-funds ratings of A to AAA reflect Standard & Poor's opinion regarding the quality of the rated fund based on its investment process, management team's experience, control of risks and consistency of performance relative to the fund's own objectives. See footnote 10.

# NOTES REGARDING PERFORMANCE INFORMATION

The foregoing information about Legg Mason, Inc. and its subsidiaries is designed to enhance the readers' understanding of the company, which offers investment management products and services only through its various subsidiaries. Any information about the products and services offered by Legg Mason's subsidiaries is not intended to be an offer or solicitation to investors. All investment products or services are offered and managed by one or more of the company's subsidiaries only, and only such subsidiaries (or persons authorized by such subsidiaries) may make offers or solicitations to investors regarding such products or services in accordance with applicable policies and requirements, including eligibility and other criteria.

Past investment performance does not guarantee future results and the investment return and principal value of an investment will fluctuate so that, when an investment is sold, it may be worth more or less than original cost. Current performance may be lower or higher than the performance information noted above. Information about current performance may be obtained directly from the company's subsidiaries.

**Notes to the discussion of investment performance of Western Asset composites on page 19**

All performance data relating to Western Asset's marketed product composites reflect performance net of fees as of March 31, 2006. The composites include both taxable and tax-exempt accounts and include the reinvestment of any earnings. Any possible tax liabilities incurred by taxable accounts have not been reflected in the performance calculations. In the aggregate, the 13 marketed US-based composites represent approximately 23% of Western's assets under management, and the 12 marketed non-U.S. and global composites that had three-year histories represent approximately 4% of Western's assets under management.

**Notes to the discussion of Aggressive Growth fund investment performance on page 20**

Performance for other share classes will vary due to differences in sales charge structure and class expenses. All classes of shares are not available through all distribution channels.

The Russell 3000 Growth Index is a market-value weighted index of the growth stocks in the Russell 3000 Index, an index comprising the 3000 largest U.S. companies based on total market capitalization. The Russell 3000 Growth Index is a non-managed index that does not accrue advisory or transactional expenses.

**Notes to the discussion of investment performance of Brandywine composites on page 25**

All performance data relating to Brandywine's institutional composites reflect performance net of fees as of March 31, 2006. Interest and dividends are accrued for both equities and fixed income securities. In the aggregate, the nine institutional composites represent approximately 70% of Brandywine's assets under management.

**Notes to the discussion of investment performance of Private Capital Management composites on page 26**

The information presented in this report relating to PCM's rolling five-year annualized returns, net of fees, is a composite of all portfolios that PCM commenced managing after 1986, and The Collier Fund, Ltd. Performance is calculated using total return and includes the reinvestment of dividends and other earnings. In the aggregate, PCM's composite represents approximately 98% of PCM's assets under management.

The S&P 500, a market-value weighted index of 500 stocks chosen for market size, liquidity, and industry group representation, and Russell 2000, the 2000 smallest companies in the Russell 3000 Index (the 3000 largest U.S. companies based on total market capitalization), are non-managed indexes that do not accrue advisory or transactional expenses.

## AGGRESSIVE GROWTH FUND PERFORMANCE

*(all performance as of March 31, 2006)*

AVERAGE ANNUAL TOTAL RETURNS

| | Inception Date | YTD | 1-Year | 3-Year | 5-Year | 10-Year | Since Inception |
|---|---|---|---|---|---|---|---|
| **Excluding the effects of sales charges** | | | | | | | |
| Class A | 10/24/83 | 4.72% | 23.43% | 20.33% | 4.87% | 14.78% | 14.31% |
| Class B | 11/6/92 | 4.51% | 22.41% | 19.36% | 4.02% | 13.85% | 14.59% |
| Class C | 5/13/93 | 4.54% | 22.54% | 19.46% | 4.11% | 13.93% | 15.01% |
| Class Y | 1/30/96 | 4.83% | 23.95% | 20.83% | 5.30% | 15.22% | 14.70% |
| Russell 3000 Growth Index | | 4.07% | 14.40% | 15.78% | 2.21% | 6.35% | — |
| **Including the effects of maximum sales charges** | | | | | | | |
| Class A | 10/24/83 | -0.51% | 17.26% | 18.29% | 3.80% | 14.19% | 14.05% |
| Class B | 11/6/92 | -0.49% | 17.41% | 18.65% | 3.85% | 13.85% | 14.59% |
| Class C | 5/13/93 | 3.54% | 21.54% | 19.46% | 4.11% | 13.93% | 15.01% |

Average annual total returns assume the reinvestment of all distributions at net asset value and the deduction of all fund expenses. For performance data including the effects of sales charges, Class A shares reflect the deduction of a maximum front-end sales charge of 5%. One-, three- and five- year returns for Class B shares reflect a maximum contingent deferred sales charge (CDSC) of up to 5%, 3% and 1%, respectively. One-year returns for Class C shares reflect a CDSC of 1%. Class Y shares are sold at net asset value with no initial or contingent deferred sales charge, but higher initial minimum investment requirements apply.

**Notes to the discussion of investment performance of Batterymarch composites on pages 30 and 31**

All performance data relating to Batterymarch's product composites reflect performance net of fees as of March 31, 2006. Returns include the reinvestment of dividends and income. In the aggregate, the seven international/global composites represent approximately 28.9% of Batterymarch's assets under management, and the 10 marketed long-only US equity composites represent approximately 56.6% of Batterymarch's assets under management.

# SELECTED FINANCIAL DATA

*(Dollars in thousands, except per share amounts or unless otherwise noted)*

| | Years Ended March 31, | | | | |
|---|---|---|---|---|---|
| | **2006** | 2005 | 2004 | 2003 | 2002 |
| OPERATING RESULTS[1] | | | | | |
| Operating revenues | **$2,645,212** | $1,570,700 | $1,153,076 | $ 803,146 | $ 716,487 |
| Operating expenses | **1,965,482** | 1,081,583 | 826,828 | 588,628 | 536,625 |
| Operating income | **679,730** | 489,117 | 326,248 | 214,518 | 179,862 |
| Other income (expense) | **35,732** | (18,359) | (24,685) | (33,316) | (11,614) |
| Income from continuing operations before income tax provision and minority interests | **715,462** | 470,758 | 301,563 | 181,202 | 168,248 |
| Income tax provision | **275,595** | 175,334 | 114,223 | 67,888 | 67,530 |
| Income from continuing operations before minority interests | **439,867** | 295,424 | 187,340 | 113,314 | 100,718 |
| Minority interests, net of tax | **(6,160)** | — | — | — | — |
| Income from continuing operations | **433,707** | 295,424 | 187,340 | 113,314 | 100,718 |
| Income from discontinued operations, net of tax | **66,421** | 113,007 | 103,943 | 77,595 | 52,218 |
| Gain on sale of discontinued operations, net of tax | **644,040** | — | 6,481 | — | — |
| Net income | **$1,144,168** | $ 408,431 | $ 297,764 | $ 190,909 | $ 152,936 |
| PER SHARE[2] | | | | | |
| Net income per share: | | | | | |
| Basic | | | | | |
| Income from continuing operations | **$ 3.60** | $ 2.86 | $ 1.87 | $ 1.15 | $ 1.03 |
| Income from discontinued operations | **0.55** | 1.09 | 1.04 | 0.78 | 0.53 |
| Gain on sale of discontinued operations | **5.35** | — | 0.06 | — | — |
| | **$ 9.50** | $ 3.95 | $ 2.97 | $ 1.93 | $ 1.56 |
| Diluted | | | | | |
| Income from continuing operations | **$ 3.35** | $ 2.56 | $ 1.68 | $ 1.07 | $ 0.97 |
| Income from discontinued operations | **0.51** | 0.97 | 0.91 | 0.71 | 0.48 |
| Gain on sale of discontinued operations | **4.94** | — | 0.06 | — | — |
| | **$ 8.80** | $ 3.53 | $ 2.65 | $ 1.78 | $ 1.45 |
| Weighted average shares outstanding:[2] | | | | | |
| Basic | **120,396** | 103,428 | 100,292 | 99,002 | 97,816 |
| Diluted | **130,279** | 117,074 | 114,049 | 109,697 | 107,858 |
| Dividends declared | **$ .690** | $ .550 | $ .373 | $ .287 | $ .260 |
| BALANCE SHEET | | | | | |
| Total assets | **$9,302,490** | $8,219,472 | $7,282,483 | $6,067,450 | $5,939,614 |
| Long-term debt | **1,202,960** | 811,164 | 794,238 | 786,753 | 779,463 |
| Notes payable of finance subsidiaries[3] | **—** | — | — | — | 97,659 |
| Total stockholders' equity | **5,850,116** | 2,293,146 | 1,559,610 | 1,247,957 | 1,084,548 |
| FINANCIAL RATIOS AND OTHER DATA | | | | | |
| Profit margin:[4] | | | | | |
| Pre-tax | **27.0%** | 30.0% | 26.2% | 22.6% | 23.5% |
| After-tax | **16.6%** | 18.8% | 16.2% | 14.1% | 14.1% |
| Long-term debt to capital[5] | **17.1%** | 26.1% | 33.7% | 38.7% | 41.8% |
| Assets under management[6] *(in millions)* | **$ 867,550** | $ 374,529 | $ 286,168 | $ 192,224 | $ 176,987 |
| Full-time employees | **3,820** | 5,580 | 5,250 | 5,290 | 5,290 |

(1) Revised to reflect discontinued private client, capital markets and mortgage banking and servicing operations, where applicable.
(2) Adjusted to reflect September 2004 stock split. Diluted earnings per share and weighted average diluted shares outstanding have been restated as required by EITF 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," where applicable. The non-voting convertible preferred shares are considered "participating securities" and therefore are included in the calculation of basic and diluted weighted average shares outstanding for fiscal 2006.
(3) Non-recourse, secured fixed-rate notes of Legg Mason Investments' finance subsidiaries, the proceeds of which were invested in financial instruments with similar maturities.
(4) Calculated based on income from continuing operations before minority interests.
(5) Calculated based on long-term debt as a percentage of total capital (long-term debt plus stockholders' equity), as of March 31.
(6) Fiscal 2005 has been restated to include certain previously excluded client assets, principally assets subadvised by unaffiliated parties and certain non-discretionary accounts. As a result, reported assets under management of our "legacy" advisers increased by $1.6 billion at March 31, 2005.

## EXECUTIVE OVERVIEW

Legg Mason, Inc., a holding company, with its subsidiaries (which collectively comprise "Legg Mason") is a global asset management firm. Acting through our subsidiaries, we provide investment management and related services to institutional and individual clients, company-sponsored mutual funds and other investment vehicles. We offer these products and services directly and through various financial intermediaries. We have operations principally in the United States of America and the United Kingdom but also have offices in Australia, Bahamas, Brazil, Canada, Chile, Dubai, France, Germany, Hong Kong, Japan, Luxembourg, Poland, Puerto Rico, Singapore, Spain and Taiwan.

On December 1, 2005, we completed a strategic acquisition to become a pure asset management company in which we transferred our Private Client and Capital Markets businesses ("PC/CM") to Citigroup Inc. ("Citigroup") as a portion of the consideration in exchange for substantially all of Citigroup's asset management business ("CAM"). Prior to the closing of this transaction, we reported the PC/CM businesses as separate operating segments; however, both businesses are now included in discontinued operations for all periods presented. Effective November 1, 2005, we also purchased Permal Group Ltd. ("Permal"), a leading global funds-of-hedge funds manager, to expand our global asset management business. Following the consummation of the CAM and Permal acquisitions and the sale of the PC/CM businesses, we are in the process of reorganizing and assimilating the acquired businesses. Upon the substantial completion of these integration and organizational undertakings, we will assess the appropriate managerial and reporting structures for our business. Until such time, we are managing our continuing operations as a comprehensive Asset Management business with three divisions: Mutual Funds/Managed Services, Institutional and Wealth Management. See Notes 2 and 3 of Notes to the Consolidated Financial Statements for additional information related to the transaction with Citigroup and the acquisition of Permal.

As a result of the sale of our PC/CM businesses to Citigroup, the portion of parent company interest income and expense and general corporate overhead costs that was previously allocated to these businesses is now included in our continuing operations. In addition, distribution fees earned on company-sponsored investment funds are reported in continuing operations as distribution fee revenue, of which a substantial portion is passed through to third parties, including parties that were related prior to the sale, as distribution and servicing expense. All periods presented have been restated to reflect these changes.

Our operating revenues primarily consist of investment advisory fees from separate accounts and funds and distribution and service fees. Investment advisory fees are generally calculated as a percentage of the assets of the investment portfolios that we manage. In addition, performance fees may be earned under certain investment advisory contracts for exceeding performance benchmarks. Distribution and service fees are fees received for distributing investment products and services or for providing other support services to investment portfolios, and are generally calculated as a percentage of the assets in an investment portfolio or a percentage of new assets added to an investment portfolio. Our revenues, therefore, are dependent upon the level of our assets under management, and thus are affected by factors such as securities market conditions, the ability to attract and maintain assets under management and key investment personnel, and investment performance. The rates that we charge for our investment services vary based upon factors such as the type of underlying investment product, the amount of assets under management, and the type of services (and investment objectives) that are provided. Rates charged for equity asset management services are generally higher than rates charged for fixed income asset management services. Accordingly, our revenues will be affected by the composition of our assets under management.

The most significant component of our cost structure is employee compensation and benefits, of which a majority is variable in nature and includes incentive compensation that is primarily based upon revenue levels and profits. The next largest component of our cost structure is distribution and servicing fees, which are primarily fees paid to third party distributors for selling our asset management products and services and are largely variable in nature. A majority of our distribution and service fee revenue is passed through to third parties as a distribution and servicing expense. Certain other operating costs are fixed in nature, such as occupancy, depreciation and amortization, and fixed contract commitments for market data, communication and technology services, and usually do not decline with reduced levels of business activity or, conversely, usually do not rise proportionately with increased business activity.

Our financial position and results of operations are materially affected by the overall trends and conditions of the financial markets, particularly in the United States, but increasingly in the other countries in which we operate. Results of any individual period should not be considered representative of future results. Our profitability is sensitive to a variety of factors, including the amount and composition of our assets under management, and the volatility and general level of securities prices and interest rates, among other things. Sustained periods of unfavorable market conditions are likely to affect our profitability adversely. In addition, the diversification of services and products offered, investment performance, access to distribution channels, reputation in the market, attracting and retaining key employees and client relations are significant factors in determining whether we are successful in attracting and retaining clients. In the past decade, we have experienced substantial expansion due to internal growth and the strategic acquisition of asset management firms that provided, among other things, a broader range of investment expertise, additional product diversification and increased assets under management.

The financial services business in which we are engaged is extremely competitive. Our competition includes numerous national, regional and local asset management firms and broker-dealers and commercial banks. The industry has been affected by the consolidation of financial services firms through mergers and acquisitions. The industry in which we operate is also subject to extensive regulation under federal, state, and foreign laws. Like most firms, we have been impacted by the regulatory and legislative changes in the post-Enron era. In addition, the financial services industry has been the subject of a number of regulatory proceedings and requirements over the last few years, including proceedings regarding a number of mutual funds sales practices. The Sarbanes-Oxley Act continues to require us to implement new policies or review existing policies with respect to corporate governance, auditor independence and internal controls over financial reporting. This had a significant impact for fiscal 2006 as a result of the acquisitions of CAM and Permal. Responding to these changes has required us to add employees and incur costs that have impacted our profitability.

**Discontinued Operations**

As a result of the sale of the PC/CM businesses, the Private Client and Capital Markets segments are reflected in discontinued operations.

Private Client distributed a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. The primary sources of net revenues for Private Client were commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned from mutual funds, fee-based account fees and net interest from customers' margin loan and credit account balances. Sales credits associated with underwritten offerings initiated in the Capital Markets segment were reported in Private Client when sold through its branch distribution network.

Capital Markets consisted of our equity and fixed income institutional sales and trading and corporate and public finance investment banking. The primary sources of revenue for equity and fixed income institutional sales and trading included commissions and principal credits on transactions in both corporate and municipal products. We maintained proprietary fixed income and equity securities inventory primarily to facilitate customer transactions and as a result recognized trading profits and losses from our proprietary trading activities. Investment banking revenues included underwriting fees and advisory fees from private placements and mergers and acquisitions. Sales credits associated with underwritten offerings were reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also included realized and unrealized gains and losses on investments acquired in connection with merchant and investment banking activities.

All references to fiscal 2006, 2005 or 2004 refer to our fiscal year ended March 31 of that year. Terms such as "we," "us," "our," and "company" refer to Legg Mason.

BUSINESS ENVIRONMENT

The financial environment in the United States during fiscal 2006 was mixed and, despite investor concerns about rising interest rates, record high fuel prices and hurricane damage to the Gulf Coast region, all three major market indexes showed strong returns for the fiscal year. The Dow Jones Industrial Average[(1)], Nasdaq Composite Index[(2)] and the S&P 500[(3)] were up 6%, 17% and 10%, respectively, for the fiscal year. During fiscal 2006, the U.S. Federal Reserve raised the federal funds rate eight times to bring the federal funds rate to 4.75%, up from 2.75% at the end of fiscal 2005.

The financial services industry continues to be impacted by legislative and regulatory changes. Participants in the industry have responded and reacted to numerous regulatory investigations and inquiries, proposals and adoptions of new regulations and revised and enhanced interpretations of existing laws and regulations. Regulatory investigations into mutual fund trading practices within the financial services industry have uncovered instances of conflicts of interest and insufficient internal controls related to mutual funds and have resulted in a negative public perception of the mutual fund industry, numerous regulatory proposals, a strict regulatory environment and significant fines and penalties against, and fee reductions by, a number of financial services companies.

(1) Dow Jones Industrial Average is a trademark of Dow Jones & Company, which is not affiliated with Legg Mason.
(2) Nasdaq is a trademark of the Nasdaq Stock Market, Inc., which is not affiliated with Legg Mason.
(3) S&P is a trademark of Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which is not affiliated with Legg Mason.

## RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, items in the Consolidated Statements of Income as a percentage of operating revenues and the increase (decrease) by item as a percentage of the amount for the previous period:

| | Percentage of Operating Revenues | | | Period to Period Change[1] | |
|---|---|---|---|---|---|
| | Years Ended March 31, | | | | |
| | **2006** | 2005 | 2004 | **2006 Compared to 2005** | 2005 Compared to 2004 |
| **Operating Revenues** | | | | | |
| Investment advisory fees | | | | | |
| Separate accounts | **43.5%** | 52.3% | 51.4% | **40.1%** | 38.6% |
| Funds | **39.5** | 29.3 | 28.6 | **127.3** | 39.6 |
| Distribution and service fees | **16.1** | 16.7 | 17.9 | **62.7** | 26.8 |
| Other | **0.9** | 1.7 | 2.1 | **(17.8)** | 11.4 |
| Total operating revenues | **100.0** | 100.0 | 100.0 | **68.4** | 36.2 |
| **Operating Expenses** | | | | | |
| Compensation and benefits | **40.6** | 42.1 | 41.4 | **62.3** | 38.7 |
| Transaction-related compensation | **2.0** | — | — | **n/m** | — |
| Total compensation and benefits | **42.6** | 42.1 | 41.4 | **70.3** | 38.7 |
| Distribution and servicing | **21.2** | 16.1 | 17.0 | **121.7** | 29.5 |
| Communications and technology | **3.4** | 3.0 | 3.0 | **92.7** | 32.3 |
| Occupancy | **1.9** | 1.8 | 2.1 | **85.3** | 15.4 |
| Amortization of intangible assets | **1.5** | 1.4 | 1.8 | **80.7** | 4.0 |
| Litigation award settlement | **(0.3)** | — | 1.6 | **n/m** | n/m |
| Other | **4.0** | 4.5 | 4.8 | **48.6** | 28.0 |
| Total operating expenses | **74.3** | 68.9 | 71.7 | **81.7** | 30.8 |
| **Operating Income** | **25.7** | 31.1 | 28.3 | **39.0** | 49.9 |
| **Other Income (Expense)** | | | | | |
| Interest income | **1.8** | 1.3 | 1.3 | **139.3** | 40.7 |
| Interest expense | **(2.0)** | (2.8) | (3.9) | **17.6** | n/m |
| Other | **1.5** | 0.4 | 0.5 | **536.3** | 9.6 |
| Total other income (expense) | **1.3** | (1.1) | (2.1) | **294.6** | 25.6 |
| **Income from Continuing Operations before Income Tax Provision and Minority Interests** | **27.0** | 30.0 | 26.2 | **52.0** | 56.1 |
| Income tax provision | **10.4** | 11.2 | 10.0 | **57.2** | 53.5 |
| **Income from Continuing Operations before Minority Interests** | **16.6** | 18.8 | 16.2 | **48.9** | 57.7 |
| Minority interests, net of tax | **(0.2)** | — | — | **n/m** | — |
| **Income from Continuing Operations** | **16.4** | 18.8 | 16.2 | **46.8** | 57.7 |
| Income from discontinued operations, net of tax | **2.5** | 7.2 | 9.0 | **(41.2)** | 8.7 |
| Gain on sale of discontinued operations, net of tax | **24.4** | — | 0.6 | **n/m** | n/m |
| **Net Income** | **43.3%** | 26.0% | 25.8% | **180.1** | 37.2 |

n/m – not meaningful

(1) Calculated based on the change in actual amounts between fiscal years as a percentage of the prior year amount.

## FISCAL 2006 COMPARED WITH FISCAL 2005

### Financial Overview

Since our strategic transaction with Citigroup was completed on December 1, 2005, in which we acquired the CAM business and sold the PC/CM businesses, we have retroactively reflected the results of operations of the PC/CM businesses as discontinued operations for all periods presented. Effective November 1, 2005, we completed the acquisition of Permal. As a result of the acquisitions, the results of our continuing operations for the fiscal year ended March 31, 2006 include five months of results from Permal and four months of results from CAM.

Operating revenues increased 68% to $2.6 billion as a result of higher revenues from significantly increased levels of assets under management primarily from the CAM and Permal acquisitions. Net income and diluted earnings per share for the year ended March 31, 2006 also increased significantly compared to the prior year. Net income increased to $1.1 billion from $408.4 million, or 180%, and diluted earnings per share increased to $8.80 from $3.53, up 149%, in part due to a net gain on the sale of discontinued operations of $644.0 million, or $4.94 per share. Income from continuing operations totaled $433.7 million, up 47% from the prior year, primarily due to the acquisitions of CAM and Permal. Higher levels of assets under management at Western Asset Management Company ("Western Asset") and Legg Mason Capital Management, Inc. ("LMCM") also contributed to the increase. The operating income margin was 26%, down from 31% in the prior year. The income from continuing operations before income tax margin was 27%, down from 30% in fiscal 2005. The decreases in the margins were primarily due to a significant increase in fund revenues, of which a substantial portion is passed through to third parties as distribution and servicing expense, and to transaction-related compensation costs related to the CAM acquisition. Diluted earnings per share from continuing operations were $3.35, an increase of 31% from $2.56. Weighted average diluted shares increased 11% to 130.3 million due primarily to the issuance of common and non-voting convertible preferred shares in connection with the acquisition of CAM. Income from discontinued operations, net of tax, totaled $66.4 million, down 41% from the prior year primarily due to the sale of the PC/CM businesses on December 1, 2005. Diluted earnings per share from discontinued operations were $0.51, a decrease of 47% from $0.97 for the prior year. All share and earnings per share numbers have been restated for fiscal 2005 and 2004, where appropriate, for a 3 for 2 stock split effective September 24, 2004.

### Assets Under Management

The components of the changes in our assets under management (in billions) for the years ended March 31 were as follows:

| | 2006 | 2005 |
|---|---|---|
| Beginning of period | **$374.5** | $286.2 |
| Net client cash flows | **35.6** | 65.3 |
| Market appreciation, net | **36.9** | 16.8 |
| Acquisitions (dispositions), net | **420.6** | 6.2 |
| End of period | **$867.6** | $374.5 |

Assets under management at March 31, 2006 were $867.6 billion, up $493.1 billion or 132% from March 31, 2005. The acquisitions of CAM and Permal were responsible for approximately $426.1 billion or 86% of the net increase, with market performance, including currency translation, $36.9 billion or 8% of the increase and net client cash flows responsible for $35.6 billion or 7%. Our Institutional Asset Management division represented 51% of total assets managed at year end, our Mutual Funds/Managed Services division represented 41% and our Wealth Management division represented 8%. Non-US domiciled clients accounted for 30% of total assets under management, which compares with 24% of non-US client assets at March 31, 2005, primarily due to the acquisition of non-US assets managed by CAM and Permal.


FY 2006
Wealth Management
Mutual Funds/ Managed Services
Institutional
FY 2005
Wealth Management
Mutual Funds/ Managed Services
Institutional

Our assets under management by division (in billions) as of March 31 were as follows:

| | 2006 | 2005 |
|---|---|---|
| Mutual Funds/Managed Services | **$356.5** | $ 77.9 |
| Institutional | **444.8** | 247.6 |
| Wealth Management | **66.3** | 49.0 |
| Total | **$867.6** | $374.5 |

Fiscal 2005 has been restated to include certain previously excluded client assets, principally assets subadvised by unaffiliated parties and certain non-discretionary accounts. As a result, reported assets under management of our "legacy" advisers increased by $1.6 billion at March 31, 2005.

CAM's fixed income and international equity separate accounts are included in our Institutional division, while its US equity separate accounts and all mutual and other proprietary fund assets under management are included in our Mutual Funds/Managed Services division. Permal's assets under management are included in our Wealth Management division.

Assets under management by type (in billions) as of March 31, 2006 and 2005 are as follows:

| | 2006 | % of Total | 2005 | % of Total | % Change |
|---|---|---|---|---|---|
| Equity | **$324.9** | **37.5** | $144.7 | 38.6 | 124.5 |
| Fixed Income | **394.2** | **45.4** | 208.4 | 55.7 | 89.2 |
| Liquidity | **148.5** | **17.1** | 21.4 | 5.7 | 593.9 |
| Total | **$867.6** | **100.0** | $374.5 | 100.0 | 131.7 |

The following discussion separately addresses the results of continuing operations and the results of our discontinued operations.

## RESULTS OF CONTINUING OPERATIONS

### Revenues

Revenues from continuing operations for the year ended March 31, 2006 were $2.6 billion, up 68% from $1.6 billion in the prior year as a result of growth in assets under management. The CAM and Permal acquisitions accounted for 70% of the increase in revenues. Strong growth in aggregate assets under management experienced by Western Asset and LMCM also contributed to the increase. Performance fees rose $52.7 million to $101.6 million during fiscal 2006, primarily attributable to the acquisition of Permal.

Investment advisory fees from separate accounts, including performance fees, increased 40% to $1.2 billion, primarily as a result of the acquisition of CAM and growth in assets managed at Western Asset. CAM and Western Asset accounted for 41% and 27% of the increase, respectively. Collectively, LMCM, Brandywine Global Investment Management, LLC ("Brandywine") and Private Capital Management, L.P. ("PCM") accounted for 23% of the increased investment advisory fees from separate accounts.

Investment advisory fees from funds increased 127% to $1.0 billion, primarily as a result of the acquisitions of CAM and Permal. CAM and Permal accounted for 84% of the increase in investment advisory fees from funds. Increases in fund assets managed by Royce and Associates, LLC ("Royce") and LMCM accounted for 10% of the increase.

Distribution and service fees increased 63% to $425.6 million, with $120.5 million, or 73% of the increase, due to the addition of CAM's distribution and service fees.

Other operating revenues decreased by 18% to $22.6 million, primarily as a result of declines in commissions earned by PCM's related broker-dealer.


FY 2006
FY 2005
Wealth Management
Mutual Funds/ Managed Services
Institutional
Wealth Management
Mutual Funds/ Managed Services
Institutional

Our operating revenues by Asset Management division (in millions) for the years ended March 31 were as follows:

| | 2006 | 2005 |
|---|---|---|
| Mutual Funds/Managed Services | **$1,330.0** | $ 724.0 |
| Institutional | **747.0** | 515.4 |
| Wealth Management | **568.2** | 331.3 |
| Total | **$2,645.2** | $1,570.7 |

The increase in operating revenues in the Mutual Funds/ Managed Services and Institutional divisions was primarily due to the acquisition of CAM. The increase in the operating revenues of the Wealth Management division is primarily due to the inclusion of Permal's revenues.

### Operating Expenses

Compensation and benefits increased 70% to $1.1 billion, primarily as a result of the addition of transaction-related compensation costs from the acquired businesses, including compensation related to the CAM acquisition, and increased revenue share-based incentive expense on higher revenues at certain of our other subsidiaries. Transaction-related compensation costs primarily include recognition of previously deferred compensation for CAM employees under prior Citigroup plans and accruals for retention compensation for transitional CAM employees. Costs for severance at CAM are included in the purchase price allocation and are not reflected in our results of operations. Compensation as a percentage of operating revenues was 42.6% for the year ended March 31, 2006, up from

42.1%, resulting from the transaction-related compensation discussed above, offset in part by the significant increase in fund revenues, of which a substantial portion is passed through to third parties as distribution and servicing expense.

Distribution and servicing expenses increased 122% to $561.8 million, primarily as a result of the addition of $183.4 million in distribution and service fee expense at CAM. Permal also contributed to the increase.

Communications and technology expense increased 93% to $89.2 million, primarily as a result of the addition of CAM's expenses, such as market data, consulting fees, technology depreciation and amortization.

Occupancy increased 85% to $50.9 million, primarily due to the impact of the CAM and Permal acquisitions.

Amortization of intangible assets increased 81% to $38.5 million from $21.3 million in the prior year, primarily as a result of the CAM acquisition.

The litigation award settlement reflects the reversal of $8.2 million of charges recorded in fiscal 2004 as a result of the settlement of a civil copyright infringement lawsuit in the current period.

Other expenses increased 49% to $106.0 million, primarily due to increased promotional costs at CAM and professional fees. In connection with the acquisition of CAM and sale of the PC/CM businesses, Legg Mason and Citigroup entered into mutual transition services agreements to provide certain administrative services (other than investment advisory services) provided by the seller to the transferred business in the ordinary course prior to the date of sale. Under each agreement, the respective services are to be provided for up to eighteen months with a provision for an additional six-month renewal. The service recipient may terminate the services on an individual basis with notice. For the four months ended March 31, 2006, Other expenses include approximately $14.9 million of costs for services provided to the CAM operations by Citigroup and $16.8 million of expense reductions for cost of services provided to Citigroup for support of sold businesses.

### Other Income (Expense)

Interest income increased $27.9 million to $48.0 million, primarily as a result of higher average interest rates on higher average firm investment account balances. Interest expense increased $7.9 million to $52.6 million due to additional debt incurred in connection with the CAM acquisition, offset in part by the conversion of $479.9 million principal amount at maturity of zero-coupon contingent convertible senior notes to common stock. Other income increased $34.0 million to $40.4 million as a result of net gains on firm investments and gains from trading investments held by consolidated variable interest entities ("VIEs") as a result of the Permal acquisition, which are offset in part by a corresponding minority interests allocation.

### Provision for Income Taxes

The provision for income taxes increased 57% to $275.6 million, primarily as a result of the increase in income from continuing operations. The effective tax rate increased to 38.5% from 37.2% in the prior year's period primarily due to a higher provision for state income taxes as a result of the acquisitions of CAM and Permal, which operate in state and local jurisdictions with higher tax rates.

### Supplemental Financial Information

Cash income from continuing operations rose 46% for the fiscal year to $527.1 million or $4.06 per diluted share from $361.7 million or $3.13 per diluted share, primarily from the increase in income from continuing operations due to the acquisitions of CAM and Permal.

As supplemental information, we are providing a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP") for "cash income from continuing operations." Management uses cash income from continuing operations as a benchmark in evaluating the operating performance of the company and its subsidiaries. We define "cash income from continuing operations" as income from continuing operations, plus amortization and deferred taxes related to intangible assets and stock-based compensation costs. This measure is provided in addition to income from continuing operations, but is not a substitute for income from continuing operations and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Legg Mason considers cash income from continuing operations to be a useful representation of its operating performance because it represents Legg Mason's income from continuing operations adjusted for certain non-cash items.

In calculating cash income from continuing operations, we add the after tax impact of the amortization of intangible assets from acquisitions, such as management contracts, to income from continuing operations to reflect the fact that this non-cash expense does not represent an actual decline in the value of the intangible assets. Deferred taxes on intangible assets, including goodwill, represent the actual tax benefits that are not expected to be realized for GAAP purposes. Since these deferred tax assets are not realized under GAAP absent an impairment charge or the disposition of the related business, we add them to income from continuing operations in the calculation of cash income from continuing operations. Stock-based compensation costs are non-cash expenses and therefore are also added to income from continuing operations to calculate cash income from continuing operations. Although depreciation and amortization on fixed assets are non-cash expenses, we do not add these charges in calculating cash income from continuing operations because these charges represent a decline in the value of the related assets that will ultimately require replacement. For the calculation of diluted cash income per share from continuing operations, the divisor is the number of total weighted average diluted common shares outstanding used in the calculation of diluted earnings per share from continuing operations. A reconciliation of Income from continuing operations to Cash income from continuing operations is as follows:

| | For the Years Ended March 31, | | Period to |
|---|---|---|---|
| | **2006** | 2005 | Period Change |
| **Income from Continuing Operations** | **$433,707** | $295,424 | 46.8% |
| Plus: | | | |
| Amortization of intangible assets, net of tax | **23,646** | 13,358 | 77.0 |
| Deferred income taxes on intangible assets | **59,940** | 50,291 | 19.2 |
| Stock-based compensation, net of tax(1) | **9,829** | 2,652 | 270.6 |
| **Cash Income from Continuing Operations** | **$527,122** | $361,725 | 45.7 |
| **Cash Income per Diluted Share** | | | |
| Income from continuing operations per diluted share | **$ 3.35** | $ 2.56 | 30.9 |
| Amortization of intangible assets | **0.18** | 0.12 | 50.0 |
| Deferred income taxes on intangible assets | **0.46** | 0.43 | 7.0 |
| Stock-based compensation | **0.07** | 0.02 | 250.0 |
| **Cash Income per Diluted Share** | **$ 4.06** | $ 3.13 | 29.7 |

(1) Stock-based compensation can generate tax benefits from market appreciation in excess of the related amounts expensed for financial statement purposes. Because these benefits are derived from the market appreciation of our stock, we believe they would inappropriately inflate cash income and therefore are excluded from the calculation.

## RESULTS OF DISCONTINUED OPERATIONS

Since the announcement of the transaction to sell the PC/CM businesses in June 2005, these businesses have been reflected as discontinued operations for all periods presented. See Notes 2 and 3 of Notes to the Consolidated Financial Statements for additional information related to the transaction with Citigroup. Prior to the sale on December 1, 2005, PC/CM were operating segments.

Due to the sale of the PC/CM businesses on December 1, 2005, the current fiscal year reflects results for eight months compared to twelve months in the prior year's period. The results for fiscal 2006 were also negatively affected by the announcement of the transaction. As a result, net revenues from discontinued operations for the year ended March 31, 2006 decreased $310.7 million, or 36%, to $545.7 million. Income from discontinued operations before income tax decreased $78.5 million, or 42%. Diluted earnings per share from discontinued operations were $0.51, a decrease of 47% from $0.97 in the prior year.

Financial results of discontinued operations by business segment were as follows:

| | 2006 | 2005 |
|---|---|---|
| **NET REVENUES:** | | |
| Private Client | **$ 502,400** | $ 727,888 |
| Capital Markets | **168,751** | 306,653 |
| | **671,151** | 1,034,541 |
| Reclassification[1] | **(125,436)** | (178,175) |
| Total | **$ 545,715** | $ 856,366 |
| **INCOME BEFORE INCOME TAX PROVISION:** | | |
| Private Client | **$ 100,289** | $ 132,785 |
| Capital Markets | **9,115** | 55,164 |
| Total | **$ 109,404** | $ 187,949 |

[1] Represents distribution fees from proprietary mutual funds, historically reported in Private Client, that have been reclassified to Asset Management as distribution fee revenue, with a corresponding distribution expense, to reflect Legg Mason's continuing role as funds' distributor.

## FISCAL 2005 COMPARED WITH FISCAL 2004

### Financial Overview

Revenues increased 36% to $1.6 billion, primarily as a result of higher revenues from significantly increased levels of assets under management. Net income increased 37% to $408.4 million and diluted earnings per share were $3.53, up 33%. Income from continuing operations increased 58% to $295.4 million and diluted earnings per share were $2.56, up 52%. The operating income margin was 31%, up from 28% in the prior year period. The income from continuing operations before income tax margin increased to 30% from 26%. Income from discontinued operations, net of taxes, totaled $113.0 million, up 9% from the prior year. Diluted earnings per share from discontinued operations were $0.97, an increase of 7% from $0.91. Our earnings per share in fiscal 2005 included the weighted impact of 4.6 million shares that were issued in an underwritten offering of our common stock in December 2004, for net proceeds of approximately $311 million. Included in fiscal 2004 is a single litigation award charge of $19.0 million resulting from a jury verdict and subsequent judgment in a civil copyright infringement lawsuit.

### Assets Under Management

The components of the changes in our assets under management (in billions) for the years ended March 31 were as follows:

| | 2005 | 2004 |
|---|---|---|
| Beginning of period | $286.2 | $192.2 |
| Net client cash flows | 65.3 | 48.0 |
| Market appreciation, net | 16.8 | 45.0 |
| Acquisitions (dispositions), net | 6.2 | 1.0 |
| End of period | $374.5 | $286.2 |

Assets under management at March 31, 2005 were $374.5 billion, up $88.3 billion or 31% from March 31, 2004. Net client cash flows were primarily responsible for just under 75% of the increase, with market performance, including currency translation, accounting for 20% and the December 31, 2004 acquisition of four offices of Scudder Private Investment Counsel responsible for the remainder. The strong increase in assets under management at Western Asset, our principal fixed income manager, was the primary driver in our equity assets declining as a percentage of our total managed assets, from 39% a year ago to 38% at March 31, 2005. Our Institutional asset management division represented 66% of total managed assets at year end, our Mutual Funds division represented 21% and our Wealth Management division represented 13%.



FY 2005
FY 2004
Wealth Management
Mutual Funds/ Managed Services
Institutional
Wealth Management
Mutual Funds/ Managed Services
Institutional


Our assets under management by division (in billions) as of March 31 were as follows:

| | 2005 | 2004 |
|---|---|---|
| Mutual Funds/Managed Services | $ 77.9 | $ 64.3 |
| Institutional | 247.6 | 186.8 |
| Wealth Management | 49.0 | 35.1 |
| Total | $374.5 | $286.2 |

March 31, 2005 has been restated to include certain previously excluded client assets, principally assets sub-advised by unaffiliated parties and certain non-discretionary accounts. As a result, reported assets under management of our "legacy" advisers increased by $1.6 billion at March 31, 2005.

The increase in assets under management in the Mutual Funds/Managed Services division was due primarily to growth in assets managed at LMCM and Royce. The strong growth in assets under management at Western Asset accounted for 80% of the increase in the Institutional division. PCM accounted for the majority of the increase in assets under management in the Wealth Management division. The acquisition of four offices of Scudder Private Investment Counsel during fiscal 2005 also contributed to the increase in assets under management in the Wealth Management division. Legg Mason Investments Holdings Limited ("LMIH") was moved from the Institutional division to the Mutual Fund/Managed Services division during fiscal 2005 to reflect the change in focus of their business from managing assets to distributing investment funds. This change had no material impact on assets under management presented above.

Assets under management by type (in billions) as of March 31, 2005 and 2004 are as follows:

| | 2005 | % of Total | 2004 | % of Total | % Change |
|---|---|---|---|---|---|
| Equity | $144.7 | 38.6 | $112.2 | 39.2 | 29.0 |
| Fixed Income | 208.4 | 55.7 | 158.2 | 55.3 | 31.7 |
| Liquidity | 21.4 | 5.7 | 15.8 | 5.5 | 35.4 |
| Total | $374.5 | 100.0 | $286.2 | 100.0 | 30.9 |

## RESULTS OF CONTINUING OPERATIONS

### Revenues

Revenues from continuing operations for the year ended March 31, 2005 were $1.6 billion, up 36% from $1.2 billion in the prior year as a result of growth in assets under management, primarily resulting from PCM, Western Asset and Royce. Assets under management increased 31% to $374.5 billion. Performance fees rose slightly to $48.9 million during fiscal 2005.

Investment advisory fees from separate accounts, including performance fees, increased 39% to $821.0 million, primarily as a result of growth in assets under management. The increase in revenues was primarily attributable to the growth of assets under management at PCM and Western, which accounted for 69% of the increase. LMCM, Brandywine and Batterymarch Financial Management, Inc. also accounted for 28% of the increase. Performance fees rose $7.4 million to $48.9 million during fiscal 2005.

Investment advisory fees from funds increased 40% to $460.6 million, primarily as a result of growth in assets managed at Royce. Increased assets managed by LMCM and Western Asset also contributed to the increase.

Distribution and service fees increased 27% to $261.6 million, primarily due to increases in distribution fees from proprietary mutual funds of $30.5 million to $196.6 million for fiscal 2005. These fees are reported in continuing operations to reflect our continuing role as funds' distributor, with a corresponding distribution expense. Also contributing to the overall increase was the impact of increased sales and subsequent growth of Royce and offshore funds.

Other operating revenues increased by 11% to $27.5 million, primarily as a result of increases in commissions earned by PCM's related broker-dealer.


FY 2005
FY 2004
Wealth Management
Mutual Funds/ Managed Services
Institutional
Wealth Management
Mutual Funds/ Managed Services
Institutional

Our operating revenues by Asset Management division (in millions) for the years ended March 31 were as follows:

| | 2005 | 2004 |
|---|---|---|
| Mutual Funds/Managed Services | $ 724.0 | $ 500.1 |
| Institutional | 515.4 | 424.8 |
| Wealth Management | 331.3 | 228.2 |
| Total | $1,570.7 | $1,153.1 |

The increase in operating revenues for the Mutual Fund/ Managed Services division was primarily due to increased assets under management at Royce, which accounted for 41% of the increase. For fiscal 2005, LMIH was moved from the Institutional division to the Mutual Fund/ Managed Services division to reflect the change in focus of their business from managing assets to distributing investment funds. This transfer of LMIH accounted for

31% of the increase in operating revenues in the Mutual Fund/Managed Services division. The increase in the Institutional division was primarily the result of increased assets managed by Western Asset, offset in part by the transfer of LMIH to the Mutual Fund/Managed Services division during fiscal 2005. The increase in the Wealth Management division's operating revenues was primarily due to a significant increase in revenues at PCM.

**Operating Expenses**

Compensation and benefits increased 39% to $661.8 million, primarily as a result of increased incentive compensation resulting from increased revenues at subsidiaries operating under revenue sharing agreements. Compensation and benefits as a percentage of operating revenues increased to 42.1% for fiscal year 2005 from 41.4% for fiscal 2004, primarily due to changes in the percentages of certain revenue sharing arrangements that resulted in a net increase in compensation during fiscal 2005.

Distribution and servicing expenses increased 30% to $253.4 million, as a result of an increase in distribution fees on proprietary mutual funds and distribution fees paid to third-party distributors on increased sales and subsequent growth of offshore and Royce funds.

Communications and technology expense increased 32% to $46.3 million, primarily as a result of higher technology equipment depreciation, consulting costs and market data. The relocation of Western Asset to a new office facility was a significant contributor to the increase in technology equipment depreciation and consulting costs.

Occupancy increased 15% to $27.5 million, primarily as a result of increased rent and operating expenses related to Western Asset's relocation.

Amortization of intangible assets increased 4% to $21.3 million, primarily attributable to the acquisition of four wealth management offices of Scudder Private Investment Counsel in December 2004.

In fiscal 2004, we recorded a litigation charge of $19.0 million as a result of a jury verdict and subsequent judgment in a copyright infringement lawsuit (see Note 10 of Notes to Consolidated Financial Statements).

Other expenses increased 28% to $71.3 million, primarily as a result of increases in professional fees, principally auditing and consulting fees as a result of additional legislative and regulatory requirements, and higher promotional costs.

**Other Income (Expense)**

Interest income increased $5.8 million to $20.1 million, primarily as a result of substantially higher interest rates earned on firm investments. Interest expense of $44.8 million remained relatively unchanged from the prior year. Other income increased to $6.3 million, primarily as a result of unrealized gains on firm investments.

**Provision for Income Taxes**

The provision for income taxes increased 54% to $175.3 million, primarily as a result of the increase in income from continuing operations. The effective tax rate declined to 37.2% from 37.9% in the prior year's period due to a lower provision for income tax uncertainties in fiscal 2005.

## RESULTS OF DISCONTINUED OPERATIONS

Discontinued operations net revenues increased 6% to $1,034.5 million from $975.9 million in the prior year and pre-tax earnings increased 9% to $187.9 million from $171.6 million. Net revenues excludes the reclassification of $178.1 million and $148.5 million for fiscal 2005 and 2004, respectively, of distribution fees from proprietary mutual funds to continuing operations to reflect our continuing role as funds' distributor.

**Private Client**

Private Client net revenues increased 9% to $727.9 million from $670.3 million in the prior year and pre-tax earnings increased 14% to $132.8 million. Investment advisory and related fees increased $55.5 million, principally as a result of increases in distribution fees on company-sponsored mutual funds and fees earned from fee-based brokerage accounts. Commissions increased $5.1 million as increased sales of non-affiliated mutual funds and the impact of a $7.4 million reduction in mutual fund commissions for breakpoint reimbursements to clients in fiscal 2004 were partially offset by lower listed commissions. Investment banking revenues decreased $21.0 million due to a decline in retail corporate selling concessions. Net interest profit in Private Client rose 21% to $57.2 million as a result of higher average interest rates earned on segregated customer and margin account balances and higher levels of customer margin account balances, partially offset by an increase in interest rates paid on customer credit account balances. Compensation and benefits expense increased $27.9 million, primarily due to increased commissions paid on higher distribution fees from company-sponsored mutual funds and fee-based brokerage revenues, offset in part by a decline in commissions on corporate selling concessions. Other expenses increased $13.9 million, primarily as a result of an increase in allocated overhead costs.

**Capital Markets**

Capital Markets net revenues increased 5% to $306.6 million from $291.0 million in the prior year and pre-tax earnings increased 3% to $55.1 million. Commissions increased $7.6 million, primarily as a result of increased institutional equity transaction volume. Principal transactions decreased $5.7 million, primarily due to a decline in both institutional taxable and municipal fixed income trading volume. Investment banking revenues increased $8.2 million, primarily as a result of higher corporate advisory and underwriting fees and higher municipal advisory fees, partially offset by a decline in corporate banking management fees. Other revenue increased $6.3 million, primarily due to increased values of firm investments. Compensation and benefits expense increased $4.4 million, primarily as a result of an increase in fixed salaries and benefits, partially offset by a decrease in taxable fixed income commissions and the impact of deferring a portion of commission payouts under a new restricted stock program. Other expenses increased $9.8 million, primarily due to an increase in management fees related to our international equity sales offices and an increase in data communication costs.

## LIQUIDITY AND CAPITAL RESOURCES

The primary objective of our capital structure and funding practices is to appropriately support Legg Mason's business strategies and to provide needed liquidity at all times. In addition, certain of our subsidiaries are subject to regulatory capital requirements. Liquidity and the access to liquidity are important to the success of our ongoing operations. Our overall funding needs and capital base are continually reviewed to determine if the capital base meets the expected needs of our businesses. The acquisitions of CAM and Permal during fiscal 2006 demonstrate our efforts to explore potential acquisition opportunities as a means of diversifying and strengthening our asset management business. These opportunities may from time to time involve acquisitions that are material in size and may require, among other things, the raising of additional equity capital and/or the issuance of additional debt.

On December 1, 2005, we completed the acquisition of CAM in exchange for (i) all outstanding stock of Legg Mason subsidiaries that constitute our PC/CM businesses; (ii) 5,393,545 shares of common stock and 13.346632 shares of non-voting Legg Mason convertible preferred stock, which is convertible, upon transfer, into 13,346,632 shares of common stock; and (iii) $512 million in cash borrowed under a $700 million five-year syndicated term loan facility. Under the terms of the agreement, the parties agreed to a post-closing purchase price adjustment that may increase the price to be paid by us up to $300 million based on the retention of certain assets under management nine months after the closing. We expect to pay any additional amounts by borrowing under a $300 million five-year credit agreement. In connection with the sale, we reflected the assets and liabilities of our PC/CM businesses as Assets and Liabilities of discontinued operations held for sale on the Consolidated Balance Sheet at March 31, 2005.

The following table summarizes the credit facilities that were executed in connection with the CAM acquisition. The credit facilities include agreements to fund working capital needs and for general corporate purposes, including acquisitions. The new facilities have restrictive covenants that require us, among other things, to maintain specific leverage ratios. We have maintained compliance with the applicable covenants of these borrowing facilities.

| Type | Available Amount | Outstanding at March 31, 2006 | Interest Rate | Maturity | Purpose |
|---|---|---|---|---|---|
| 5-Year Term Loan | $700,000 | $700,000 | LIBOR + 0.35% | October 2010 | Purchase price and related costs |
| 5-Year Credit Agreement | $300,000 | $ — | LIBOR + 0.35% | November 2010 | Contingent acquisition costs |
| 3-Year Term Loan[1] | $ 16,000 | $ 15,776 | Floating + 0.35% | November 2008 | Purchase price |
| Promissory Note | $ 83,227 | $ 83,227 | LIBOR + 0.35% | November 2006 | Purchase price |
| Revolving Credit Agreement[2] | $500,000 | $ — | LIBOR + 0.35% | October 2010 | Working capital |
| Revolving Credit Agreement | $130,000 | $ — | LIBOR + 0.27% | November 2006 | Working capital |

(1) Loan denominated in Chilean Pesos. Floating rate linked to Bank of Chile offering rate.
(2) This facility replaced our previous $100 million revolving credit facility.

On October 14, 2005, Legg Mason entered into a syndicated five-year $700 million unsecured floating-rate term loan agreement to primarily fund the cash portion of the purchase price of the Citigroup transaction. At closing, we borrowed $600 million, of which $512 million was used to fund the cash portion of the purchase and the remainder was used to fund acquisition-related expenses. The remaining $100 million of the $700 million loan facility was drawn down in February 2006 for additional acquisition related costs and the entire $700 million remains outstanding as of March 31, 2006. Effective with the closing of the Citigroup transaction, we entered into a three-year amortizing interest rate swap for $400 million of the $700 million term loan at a fixed rate of 4.9%. Also in connection with the Citigroup transaction, one of our subsidiaries is the borrower under a 364-day promissory note of $83.2 million, and another subsidiary entered into a $16.0 million, 3-year term loan. We funded the payment of approximately $445 million in taxes related to the gain on the sale of PC/CM from existing cash.

Effective November 1, 2005, we acquired 80% of the outstanding equity of Permal. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, resulting in Legg Mason owning 100% of the outstanding voting common stock of Permal. We have the right to purchase the preference shares over the next four years and, if that right is not exercised, the holders of those equity interests have the right to require Legg Mason to purchase the interests in the same general time frame for approximately the same consideration. The aggregate consideration paid by Legg Mason at closing was $800 million, of which $200 million was in the form of 1,889,322 newly issued shares of Legg Mason common stock and the remainder was cash. We funded the cash portion of the acquisition from existing cash. It is anticipated that we will acquire the remaining 20% ownership interest in Permal, and we will do so in purchases that will be made two and four years after the initial closing at prices based on Permal's revenues. The maximum aggregate price, including earnout payments related to each purchase and based upon future revenue levels, for all equity interests in Permal is $1.386 billion, with a $961 million minimum price, excluding acquisition costs. We may elect to deliver up to 25% of each of the future payments in the form of shares of our common stock. In addition, we will pay a minimum of $39 million in dividends on the preference shares over 4 years.

Our assets from continuing operations consist primarily of intangible assets, goodwill, cash and cash equivalents and investment advisory and related fees receivables. Our assets are principally funded by equity capital and long-term debt. The significant increase in intangible assets and goodwill during fiscal 2006 resulted from the CAM and Permal acquisitions. The investment advisory fee receivables are short-term in nature and collectibility is reasonably certain. Excess cash is generally invested in institutional money market funds, commercial paper or securities purchased under agreements to resell. The highly liquid nature of our current assets provides us with flexibility in financing and managing our anticipated operating needs.

At March 31, 2006, our total assets and stockholders' equity were $9.3 billion and $5.9 billion, respectively. During fiscal 2006, stockholders' equity increased approximately $3.6 billion primarily due to the issuance of shares in connection with the CAM and Permal acquisitions and the net income for the year. During the year ended March 31, 2006, cash and cash equivalents increased by $228.3 million from $795.1 million at March 31, 2005 to $1.02 billion at March 31, 2006. Cash flows from operating activities provided $544.8 million, primarily attributable to income from continuing operations and cash provided by operating activities of discontinued operations before the sale. This increase was offset in part by the approximately $445 million tax payment on the gain on sale of discontinued operations included in Other current liabilities. Cash flows from investing activities used $1.0 billion, primarily attributable to the funding of the CAM and Permal acquisitions. Financing activities provided $687.3 million, primarily due to the issuance of long-term debt related to the acquisition of CAM. The amounts above have been revised to include the activities attributable to operating, investing, and financing cash flows from discontinued operations. We expect that cash flows provided by operating activities will be the primary source of working capital for the next year.

As of March 31, 2006, we had debt with an outstanding balance of $1.2 billion, an increase of approximately $400 million over the prior year primarily attributable to the addition of the $700 million, 5-year term loan in connection with the CAM acquisition described above, offset in part, by the conversion of zero-coupon contingent convertible senior notes and by the maturity of the $100.0 million principal amount of senior notes on February 15, 2006, which bore interest at a stated rate of 6.5%. The $100.0 million senior notes were repaid with cash on hand. During fiscal 2006, holders of zero-coupon contingent convertible notes aggregating $479.9 million principal amount at maturity converted the notes into approximately 5.5 million shares of common stock. The convertible notes were issued in a private placement to qualified institutional buyers at an initial offering price of $440.70 per $1,000 principal amount at maturity. The discounted price reflects a yield to maturity of 2.75% per year. The remaining accreted balance at March 31, 2006 was $32.9 million. Legg Mason expects to redeem the convertible notes for cash on June 6, 2006 at their accreted value; however, the notes may be converted prior to redemption. Included in the outstanding debt is our $425.0 million principal amount of senior notes due July 2, 2008, which bear interest at 6.75%. The notes were issued at a discount to yield 6.80%. The accreted balance at March 31, 2006 was $424.6 million. Proceeds from our long-term debt have been primarily used to fund the acquisition of asset management entities. Our debt ratings at March 31, 2006 were BBB+ for Standard and Poor's Rating Services and A3 for Moody's Investor Service, Inc.

On August 1, 2001, Legg Mason purchased PCM for cash of approximately $682.0 million, excluding acquisition costs. The transaction included two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.382 billion. During fiscal 2005, we made the maximum third anniversary payment of $400.0 million to the former owners of PCM. Based upon revenue levels as of March 31, 2006, PCM has earned the remaining fifth anniversary payment of $300.0 million. This payment is due in the second quarter of fiscal 2007 and we intend to fund this obligation with cash from operations and available credit facilities, as necessary. During fiscal 2005, we made a final contingent payment of $100.0 million to the former owners of Royce, which represented the maximum contingent amount due. The final contingent payment for Royce was funded from cash on hand. The contingent payments were recorded as additional goodwill.

In March 2005, we filed a $1.0 billion shelf registration statement, which increased to approximately $1.25 billion the amount we had available for the issuance of additional debt or equity securities. A shelf filing permits us to register securities in advance and then sell them when financing needs arise or market conditions are favorable. We intend to use the shelf registration for general corporate purposes, including the expansion of our business. There are no assurances as to the terms of any securities that may be issued pursuant to the shelf registration since they are dependent on market conditions and interest rates at the time of issuance.

On December 21, 2004, Legg Mason sold 4.6 million shares of common stock at $70.30 per share, less underwriting fees, for net proceeds of approximately $311 million. We used the proceeds for general corporate purposes, which included acquisitions.

The Board of Directors previously authorized us, at our discretion, to purchase up to 3.0 million shares of our common stock. There were no repurchases during fiscal 2006. During fiscal 2005 and 2004, we repurchased 734,700 shares for $40.7 million and 1,183,950 shares for $65.4 million, respectively. As of March 31, 2006, the maximum amount of shares that may yet be purchased under the program is 699,200. In fiscal 2006, 2005 and 2004, we paid cash dividends of $78.6 million, $51.7 million, and $35.2 million, respectively. We anticipate that we will continue to pay quarterly dividends and to repurchase shares on a discretionary basis.

Certain of our asset management subsidiaries maintain various credit facilities for general operating purposes. See Notes 7 and 8 of Notes to Consolidated Financial Statements for additional information. Certain subsidiaries are also subject to the capital requirements of various regulatory agencies. All such subsidiaries met their respective capital adequacy requirements.

**Off-Balance Sheet Arrangements**

Off-balance sheet arrangements, as defined by the Securities and Exchange Commission ("SEC"), include certain contractual arrangements pursuant to which a company has an obligation, such as certain contingent obligations, certain guarantee contracts, retained or contingent interest in assets transferred to an unconsolidated entity, certain derivative instruments classified as equity or material variable interests in unconsolidated entities that provide financing, liquidity, market risk or credit risk support. Disclosure is required for any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, results of operations, liquidity or capital resources. We generally do not enter into off-balance sheet arrangements, as defined, other than those described in the Contractual Obligations and Contingent Payments section that follows and Special Purpose and Variable Interest Entities under Notes 1 and 17 of Notes to the Consolidated Financial Statements.

**Contractual Obligations and Contingent Payments**

Legg Mason has contractual obligations to make future payments in connection with our long-term debt and non-cancelable lease agreements. In addition, as described in Liquidity and Capital Resources above, we expect to make contingent payments under business purchase agreements. See Notes 7, 8, and 10 of Notes to Consolidated Financial Statements for additional disclosures related to our commitments.

The following table sets forth these contractual and contingent obligations by fiscal year:

**Contractual and Contingent Obligations at March 31, 2006**

| *(In millions)* | 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| **Contractual Obligations** | | | | | | | |
| Short-term borrowings by contract maturity | $ 83.2 | $ — | $ — | $ — | $ — | $ — | $ 83.2 |
| Long-term borrowings by contract maturity[1] | 37.0 | 4.2 | 445.2 | 4.6 | 703.1 | 9.4 | 1,203.5 |
| Coupon interest on long-term borrowings[2] | 71.4 | 69.2 | 53.6 | 37.0 | 24.7 | 2.1 | 258.0 |
| Minimum rental commitments | 85.0 | 62.1 | 55.3 | 47.8 | 39.1 | 141.1 | 430.4 |
| Total Contractual Obligations | 276.6 | 135.5 | 554.1 | 89.4 | 766.9 | 152.6 | 1,975.1 |
| **Contingent Obligations:** | | | | | | | |
| Contingent payments related to business acquisitions[3] | 612.0 | 252.0 | 7.5 | 293.5 | — | 60.0 | 1,225.0 |
| Total Contractual and Contingent Obligations[4] | $888.6 | $387.5 | $561.6 | $382.9 | $766.9 | $212.6 | $3,200.1 |

(1) Included in the payments in 2007 is $33.0, reflecting amounts due to holders of the zero-coupon convertible senior notes, which represents the accreted value on the exercised redemption call date of June 6, 2006.

(2) Coupon interest on floating rate long-term debt is based on rates outstanding at March 31, 2006.

(3) The amount of contingent payments reflected for any year represents the maximum amount that could be payable at the earliest possible date under the terms of business purchase agreements. Includes contingent payments in fiscal 2007 for PCM and CAM of $300.0 each.

(4) The table above does not include approximately $42.1 in capital commitments to investment partnerships in which Legg Mason is a limited partner. These obligations will be funded, as required, through the end of the commitment periods that range from fiscal 2007 to 2011.

## MARKET RISK

The following describes certain aspects of our business that are sensitive to market risk.

### Revenues and Net Income

The majority of our revenue is based on the market value of our assets under management. Accordingly, a decline in the prices of securities generally may cause our assets under management to decrease. In addition, our fixed income and liquidity assets under management are subject to the impact of interest rate fluctuations, as rising interest rates may tend to reduce the market value of bonds held in various mutual fund portfolios or separately managed accounts. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Declines in market values of assets under management and underperformance of advisory contracts versus the applicable performance benchmarks will result in reduced fee revenues and net income.

### Investments

Legg Mason invests in sponsored mutual funds, limited partnerships, limited liability companies and certain other investment products. The value of such held-to-maturity investments at March 31, 2006 was $17.3 million. Legg Mason has also made certain available-for-sale investments of $7.5 million at March 31, 2006. Declines in market values of these investments may negatively impact Legg Mason's revenues, net income and comprehensive income.

### Trading Assets

Of our securities owned, $142.2 million are classified as trading assets. Substantially all of these assets are related to long-term incentive compensation plans of subsidiaries that have corresponding liabilities. Accordingly, fluctuation in the market value of these assets and the related liabilities will have no impact on our operating revenues and will not have a material effect on our net income or liquidity. As a result of the sale of the PCM/CM businesses on December 1, 2005, we no longer hold an inventory of trading securities in the normal course of business and therefore have a substantially lower level of market risk related to trading assets and other financial instruments.

### Foreign Exchange Sensitivity

Legg Mason operates primarily in the United States, but provides services, earns revenues and incurs expenses outside the United States. Accordingly, fluctuations in foreign exchange rates for currencies, principally in the United Kingdom, Canada, Brazil and Australia, may impact our comprehensive income. Certain of our subsidiaries have entered into forward contracts to manage the impact of fluctuations in foreign exchange rates on their results of operations. We do not expect foreign currency fluctuations to have a material effect on our net income, comprehensive income or liquidity.

### Interest Rate Risk

Exposure to interest rate changes on our outstanding debt is not material as a substantial portion of our debt is at fixed interest rates. In addition, a significant portion of our outstanding floating rate debt is hedged through an interest rate swap that reduces our exposure in a rising interest rate environment. Gains and losses in the market value of the swap will be recorded as a component of other comprehensive income as long as the hedge is effective as a cash flow hedge. See Note 8 of Notes to Consolidated Financial Statements for additional disclosures regarding debt.

## CRITICAL ACCOUNTING POLICIES

Accounting policies are an integral part of the preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. Understanding these policies, therefore, is a key factor in understanding our reported results of operations and financial position. See Note 1 of Notes to Consolidated Financial Statements for a discussion of our significant accounting policies and other information. Certain critical accounting policies require us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Due to their nature, estimates involve judgment based upon available information. Therefore, actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements.

We consider the following to be among our current accounting policies that involve significant estimates or judgments.

**Intangible Assets and Goodwill**

Our identifiable intangible assets consist primarily of asset management contracts, contracts to manage proprietary mutual funds or funds-of-hedge funds and trade names. Management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. Contracts to manage proprietary mutual funds or funds-of-hedge funds are indefinite-life intangible assets because we assume that there is no foreseeable limit on the contract period due to the likelihood of continued renewal at little or no cost. Similarly, trade names are considered indefinite-life intangible assets because they are expected to generate cash flows indefinitely. Goodwill represents the residual amount of acquisition cost above identified tangible and intangible assets and assumed liabilities.

In allocating the purchase price of an acquisition to intangible assets, we must determine the fair value of the assets acquired. We determine fair values of intangible assets acquired based upon certain estimates and assumptions including projected future cash flows, growth or attrition rates for acquired contracts based upon historical experience, estimated contract lives, discount rates and investment performance. The determination of estimated contract lives requires judgment based upon historical client turnover and attrition rates and the probability that contracts with termination dates will be renewed.

As of March 31, 2006, we had approximately $2.3 billion in goodwill, $3.9 billion in indefinite-life intangible assets and $622.2 million in net amortizable intangible assets. The estimated useful lives of amortizable intangible assets currently range from 5 to 20 years.

Goodwill is evaluated quarterly at the reporting unit level and is considered impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted cash flows and multiples of revenues, similar to models employed in analyzing the purchase price of an acquisition target. We have defined the reporting units to be the Mutual Funds/Managed Services, Institutional and Wealth Management divisions.

Significant assumptions used in assessing the implied fair value of goodwill under the discounted cash flow method include the projected cash flows generated by the reporting unit, the growth rate used in projecting the cash flows, and the discount rate used to determine the present value of the cash flows. Projected cash flows are based on annualized fiscal year to date cash flows for the reporting unit and are projected forward forty years. Annual cash flow growth rates are based on historical growth rates realized by the reporting unit.

The Wealth Management and Mutual Funds/Managed Services reporting units represent approximately 54% and 38%, respectively, of our goodwill. Wealth Management goodwill is principally attributable to PCM and Mutual Funds/Managed Services goodwill is principally attributable to CAM. Projected cash flows for these divisions are assumed to grow 10% annually over the next five years, with a long-term annual growth rate of 5%. The projected cash flows are discounted at 16% to determine the present value. The discount rate is based on risk-adjusted estimated weighted average cost of capital. For the Wealth Management reporting unit, annual cash flows would have to fall by over 40% or the discount rate increased to over 20% for the asset to be deemed impaired. For the Mutual Funds/Managed Services reporting unit, annual cash flows would have to fall by over 45% or the discount rate increased to over 25% for the asset to be deemed impaired.

We review the fair value of our intangible assets on a quarterly basis, considering factors such as projected cash flows and revenue multiples, to determine whether the assets are impaired and the amortization periods are appropriate. If an asset is determined to be impaired, the difference between the value of the asset reflected on the financial statements and its current implied fair value is recognized as an expense in the period in which the impairment is determined. If the amortization periods are not appropriate, the lives are adjusted and the impact on the fair value is assessed.

The implied fair values of intangible assets subject to amortization are determined at each reporting period using an undiscounted cash flow analysis. Significant assumptions used in assessing the implied fair value of management contract intangible assets include projected cash flows generated by the contracts, and attrition rates and the remaining lives of the contracts. Projected cash flows are based on fees generated by current assets under management for the applicable contracts. Contracts are assumed to turnover evenly throughout the life of the intangible asset. The expected life of the asset is based upon factors such as average client retention and client turnover rates.

Management contract intangible assets related to CAM and PCM represent approximately 47% and 35%, respectively, of our total amortizable intangible assets. The CAM intangible asset related to individual client contracts has an expected life of 12 years (which represents an annual contract turnover rate of 8%). Contract cash flows on the CAM contract would have to decline by approximately 45% before the asset would be deemed impaired or client attrition that decreases the estimated life by more than 50% would result in impairment.

The PCM intangible asset related to client contracts had an original expected life of 18 years (which represents an annual contract turnover rate of 6%), with an expected remaining life of 13 years at March 31, 2006. At current expected client attrition rates, the cash flows generated by the underlying management contracts held by PCM would have to decline by approximately 60% for the asset to become impaired. Similarly, with no change to the profitability of the contracts, client attrition would have to accelerate to a rate such that our estimated useful life would decline by approximately 65% before the asset would be deemed impaired.

For intangible assets with lives that are indeterminable or indefinite, fair value is determined based on anticipated discounted cash flows. We have two primary types of indefinite-life intangible assets: proprietary fund contracts and to a lesser extent, trade names.

Significant assumptions used in assessing the fair value of indefinite-life intangible assets related to proprietary fund contracts include the projected cash flows generated by those contracts and the discount rate used to determine the present value of the cash flows. Projected cash flows are based on annualized cash flows for the applicable contracts projected forward up to forty years, assuming annual cash flow growth approximating market returns. Contracts within the same family of funds are reviewed in aggregate and are considered interchangeable because investors can transfer between funds with limited restrictions. Similarly, cash flows generated by new funds added to the fund family are included when determining the fair value of the intangible asset.

The intangible assets related to the CAM domestic mutual fund contracts and the Permal funds-of-hedge funds contracts comprise approximately 65% and 24%, respectively, of our indefinite life intangible assets. Cash flows from the CAM and Permal contracts are assumed to grow at long-term annual rates of 5% and 8%, respectively, which approximates expected average market returns of the underlying fund asset classes. The projected cash flows from the CAM and Permal funds are discounted at 13% and 14%, respectively, based on the estimated weighted average cost of capital of the respective businesses. Changes in assumptions, such as an increased discount rate or declining cash flows, could result in an impairment. At current profitability levels, cash flows generated by the CAM mutual fund contracts would have to fall approximately 10% or the discount rate used in the test would have to be raised to 14% for the asset to be deemed impaired. Likewise, cash flows generated by the Permal funds-of-hedge funds contracts would have to fall by approximately 25% or the discount rate raised to 18% for the asset to be deemed impaired. Given that CAM and Permal assets were recently acquired, implied fair values at March 31, 2006 are not significantly different from the values recorded at acquisition.

Some of our business acquisitions, such as PCM, Royce and Permal involved closely held companies in which certain key employees were also owners of those companies. In establishing the purchase price, we may include contingent consideration whereby only a portion of the purchase price is paid on the acquisition date. The determination of these contingent payments is consistent with our methods of valuing and establishing the purchase price, and we record these payments as additional purchase price and not compensation when the contingencies are met. Historically, contingent payments have been recorded as additional goodwill. See Note 6 of Notes to Consolidated Financial Statements for additional information regarding intangible assets and goodwill.

**Loss Contingencies**

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Legg Mason is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. With the sale of our private client and capital markets businesses, we agreed to indemnify Citigroup for most customer complaints, litigation and regulatory liabilities that result from pre-closing events. Similarly, Citigroup has agreed to be liable to Legg Mason for most customer complaints litigation and regulatory liabilities of the CAM business that result from pre-closing events. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies," we have established liabilities for potential losses from such complaints, legal actions, investigations and proceedings. In establishing these liabilities, we use our judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed monthly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period the expenses are ultimately determined. As of March 31, 2006 and 2005, our liability for losses and contingencies was $4.3 million and $27.3 million, respectively. The most significant component of the liability balance at March 31, 2005 reflects an approximate $20.0 million verdict rendered in October 2003 for a copyright infringement lawsuit, which was subsequently settled in fiscal 2006 for $11,500. See Note 10 of Notes to Consolidated Financial Statements for additional disclosures regarding contingencies.

**Stock-Based Compensation**

Our stock-based compensation plans include stock options, employee stock purchase plans, restricted stock awards and deferred compensation payable in stock. Under our stock compensation plans, we issue stock options to officers, key employees and non-employee members of our Board of Directors. Prior to April 1, 2003, we accounted for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended. In accordance with APB No. 25, prior to fiscal 2004, compensation expense was not recognized for stock options because they had no intrinsic value on the date of grant, since the exercise price of the options was equal to the market value of the underlying common stock.

During fiscal 2004, we adopted the fair value method of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," prospectively for stock options granted and stock purchase plan transactions after April 1, 2003, using the Black-Scholes option-pricing model. Market-based performance grants are valued with a Monte Carlo option-pricing model. Under the prospective method allowed under SFAS No. 148, compensation expense is recognized based on the fair value of stock options granted after April 1, 2003 over the applicable vesting period. No compensation expense is recognized for stock options granted prior to April 1, 2003. Therefore, the expense related to stock-based employee compensation included in the determination of net income for fiscal 2006, 2005, and 2004 is less than that which would have been included if the fair value method had been applied to all awards.

In accordance with the provisions of SFAS No. 148, we provide disclosure in Note 13 of Notes to Consolidated Financial Statements of the pro forma results under the modified prospective fair value based method, as if compensation expense associated with all stock option grants had been recognized over their respective vesting period. If we accounted for prior years' stock option grants under the modified prospective fair value based method, net income from continuing operations would have been reduced by $3.2 million, $7.9 million and $9.8 million in fiscal 2006, 2005 and 2004, respectively. Net income from discontinued operations would have been reduced by $4.0 million, $6.1 million and $7.5 million in fiscal 2006, 2005 and 2004, respectively. These reductions are primarily the result of the impact of the inclusion of additional years of expense in the actual results of operations since the adoption in fiscal 2004. We granted 1,106,105, 574,035 and 914,475 stock options in fiscal 2006, 2005 and 2004, respectively.

We determine the fair value of each option grant using the Black-Scholes option-pricing model, except for performance or market-based grants, for which we use a Monte Carlo option-pricing model. Both models require management to develop estimates regarding certain input variables. The inputs for the Black-Scholes model include: stock price on the date of grant, exercise price of the option, dividend yield, volatility, expected life and the risk-free interest rate, all of which except the grant date stock price and the exercise price require estimates or assumptions. We calculate the dividend yield based upon the average of the historical quarterly dividend payments over a term equal to the vesting period of the options. We estimate volatility in part based upon the historical prices of our stock over a period equal to the expected life of the option and in part upon the implied volatility of market-listed options at the date of grant. The expected life is the estimated length of time an option is held before it is either exercised or canceled, based upon our historical option exercise experience. The risk-free interest rate is the rate available for zero-coupon U.S. Government issues with a remaining term equal to the expected life of the options being valued. For market-based (performance) option grants, we use a Monte Carlo option-pricing model to estimate the fair value. If we used different methods to estimate our variables for the Black-Scholes and Monte Carlo models, or if we used a different type of option-pricing model, the fair value of our option grants might be different.

In December 2004, the FASB revised SFAS No. 123 ("SFAS No. 123(R)") requiring companies to record share-based payment transactions as compensation expense at fair market value under either the modified prospective or modified retrospective transition method. In April 2005, the SEC delayed the effective date of SFAS No. 123(R) until the start of our fiscal year 2007. Legg Mason will adopt SFAS No. 123(R) in the first quarter of its fiscal year 2007, using the modified prospective transition method. It is expected that the adoption of SFAS 123(R) will reduce fiscal 2007 net income by approximately $3.2 million.

**Income Taxes**

Legg Mason and its subsidiaries are subject to the income tax laws of the Federal, state and local jurisdictions of the U.S. and numerous foreign jurisdictions in which we operate. We file income tax returns representing our filing positions with each jurisdiction. Due to the inherent complexities arising from conducting business and being taxed in a substantial number of jurisdictions, we must make certain estimates and judgments in determining our income tax provision for financial statement purposes. These estimates and judgments are used in determining the tax basis of assets and liabilities, and in the calculation of certain tax assets and liabilities that arise from differences in the timing of revenue and expense recognition for tax and financial statement purposes. Management assesses the likelihood that Legg Mason will be able to realize its deferred tax assets. If it is more likely than not that the deferred tax asset will not be realized, then a valuation allowance is established with a corresponding increase to deferred tax provision. The calculation of our tax liabilities involves uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax uncertainties in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If we determine that our estimates have changed, the income tax provision will be adjusted in the period in which that determination is made. See Note 9 of Notes to Consolidated Financial Statements for additional disclosures regarding income taxes.

## RECENT ACCOUNTING DEVELOPMENTS

The following relevant accounting pronouncements were recently issued.

**Variable interest entities:**
The Emerging Issues Task Force ("EITF") reached a consensus in June 2005 regarding Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," that a general partner of a limited partnership is presumed to control the limited partnership, unless the limited partners have substantive termination rights or participating rights. In July 2005, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5." This staff position eliminates the concept of "important rights" of Statement 78-9 and replaces it with the concept of "kick-out rights" and "substantive participating rights" as defined in Issue 04-5. The EITF also reached a consensus in June 2005 on Issue 96-16, "Investors Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." The guidance from these standards is effective for all general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified after June 29, 2005. For all other limited partnerships, it is effective for fiscal years beginning after December 15, 2005. We have adopted and will adopt the guidance in these pronouncements, as applicable. Adoption of these accounting standards is not expected to have a material impact on our Consolidated Financial Statements.

**Share-based compensation:**
The FASB issued SFAS No. 123 (R), "Share-Based Payment," in December 2004. In 2005 and 2006, the FASB issued staff positions addressing implementation of SFAS No. 123 (R). The FASB also issued a staff position, FSP EITF 00-19-1, "Application of EITF Issue No. 00-19 to Freestanding Financial Instruments Originally Issued as Employee Compensation," which will be effective upon the adoption of SFAS No. 123 (R). The SEC issued Staff Accounting Bulletin No. 107 concerning staff positions on share-based payment. We will adopt SFAS No. 123 (R) in the first quarter of our fiscal year 2007 and we expect that it will reduce net income for the year by approximately $3.2 million. For additional information on share-based compensation, see Note 13 of Notes to Consolidated Financial Statements.

**Other:**
As disclosed previously, in December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The American Jobs Creation Act, which was signed into law on October 22, 2004, provided for a one-time dividends received deduction on the repatriation of certain foreign earnings to US taxpayers. We have determined that no repatriation of foreign earnings will be made, and, accordingly, there will be no effect on our U.S. income tax provision.

## FORWARD-LOOKING STATEMENTS

Information or statements provided by or on behalf of Legg Mason from time to time, including those within this 2006 Annual Report, may contain certain "forward-looking information," including information relating to anticipated growth in revenues or earnings per share, anticipated changes in our businesses or in the amount of our client assets under management, anticipated future performance of our business, anticipated expense levels, changes in expenses, the expected effects of acquisitions and expectations regarding financial market conditions. We caution readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are outside of our control, including but not limited to those discussed below and those discussed under the heading "Risk Factors" and elsewhere in our Annual Report on Form 10-K. Further, such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligations to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Our future revenues may fluctuate due to numerous factors, such as: the total value and composition of assets under management; the volatility and general level of securities prices and interest rates; the relative investment performance of company-sponsored investment funds and other asset management products compared with competing offerings and market indices; investor sentiment and confidence; general economic conditions; our ability to maintain investment management and administrative fees at current levels; competitive conditions in our business; the ability to attract and retain key personnel and the effects of acquisitions, including prior acquisitions. Our future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of revenues paid as compensation or other reasons; variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure; unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill or in connection with litigation or regulatory proceedings; and the effects of acquisitions.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements that may have a substantial effect on our business and results of operations.

## EFFECTS OF INFLATION

The rate of inflation can directly affect various expenses, including employee compensation, communications and technology and occupancy, which may not be readily recoverable in charges for services provided by us. Further, to the extent inflation adversely affects the securities markets, it may impact revenues and recorded intangible and goodwill values. See discussion of "Market Risks—Revenues and Net Income" and "Critical Accounting Policies—Intangibles and Goodwill" previously discussed.

# REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Legg Mason, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.

Legg Mason's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Legg Mason's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Legg Mason; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Legg Mason are being made only in accordance with authorizations of management and directors of Legg Mason; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Legg Mason's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2006, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on that assessment, management concluded that, as of March 31, 2006, Legg Mason's internal control over financial reporting is effective based on the criteria established in the COSO framework.

Management's assessment of the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein, which expresses unqualified opinions on management's assessment and on the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2006.



Raymond A. Mason
Chairman and Chief Executive Officer



Charles J. Daley, Jr.
Senior Vice President, Chief Financial Officer and Treasurer

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Legg Mason, Inc.:

We have completed integrated audits of Legg Mason, Inc. and its subsidiaries' March 31, 2006 and March 31, 2005 consolidated financial statements and of its internal control over financial reporting as of March 31, 2006, and an audit of its March 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

***Consolidated financial statements***

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Legg Mason, Inc. and its subsidiaries (the "Company") at March 31, 2006 and March 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

***Internal control over financial reporting***

Also, in our opinion, management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of March 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
June 9, 2006

# CONSOLIDATED STATEMENTS OF INCOME

*(Dollars in thousands, except per share amounts)*

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| **OPERATING REVENUES** | | | |
| Investment advisory fees | | | |
| Separate accounts | **$1,150,257** | $ 821,009 | $ 592,175 |
| Funds | **1,046,829** | 460,629 | 329,908 |
| Distribution and service fees | **425,554** | 261,587 | 206,321 |
| Other | **22,572** | 27,475 | 24,672 |
| Total operating revenues | **2,645,212** | 1,570,700 | 1,153,076 |
| **OPERATING EXPENSES** | | | |
| Compensation and benefits | **1,074,120** | 661,785 | 477,198 |
| Transaction-related compensation | **53,063** | — | — |
| Total compensation and benefits | **1,127,183** | 661,785 | 477,198 |
| Distribution and servicing | **561,788** | 253,394 | 195,609 |
| Communications and technology | **89,234** | 46,299 | 35,007 |
| Occupancy | **50,919** | 27,472 | 23,807 |
| Amortization of intangible assets | **38,460** | 21,286 | 20,465 |
| Litigation award settlement | **(8,150)** | — | 19,000 |
| Other | **106,048** | 71,347 | 55,742 |
| Total operating expenses | **1,965,482** | 1,081,583 | 826,828 |
| **OPERATING INCOME** | **679,730** | 489,117 | 326,248 |
| **OTHER INCOME (EXPENSE)** | | | |
| Interest income | **47,992** | 20,059 | 14,259 |
| Interest expense | **(52,648)** | (44,765) | (44,734) |
| Other | **40,388** | 6,347 | 5,790 |
| Total other income (expense) | **35,732** | (18,359) | (24,685) |
| **INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX PROVISION AND MINORITY INTERESTS** | **715,462** | 470,758 | 301,563 |
| Income tax provision | **275,595** | 175,334 | 114,223 |
| **INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTERESTS** | **439,867** | 295,424 | 187,340 |
| Minority interests, net of tax | **(6,160)** | — | — |
| **INCOME FROM CONTINUING OPERATIONS** | **433,707** | 295,424 | 187,340 |
| Income from discontinued operations, net of tax | **66,421** | 113,007 | 103,943 |
| Gain on sale of discontinued operations, net of tax | **644,040** | — | 6,481 |
| **NET INCOME** | **$1,144,168** | $ 408,431 | $ 297,764 |
| **NET INCOME PER SHARE** | | | |
| Basic: | | | |
| Income from continuing operations | **$ 3.60** | $ 2.86 | $ 1.87 |
| Income from discontinued operations | **0.55** | 1.09 | 1.04 |
| Gain on sale of discontinued operations | **5.35** | — | 0.06 |
| | **$ 9.50** | $ 3.95 | $ 2.97 |
| Diluted: | | | |
| Income from continuing operations | **$ 3.35** | $ 2.56 | $ 1.68 |
| Income from discontinued operations | **0.51** | 0.97 | 0.91 |
| Gain on sale of discontinued operations | **4.94** | — | 0.06 |
| | **$ 8.80** | $ 3.53 | $ 2.65 |

See notes to consolidated financial statements.

# CONSOLIDATED BALANCE SHEETS

*(Dollars in thousands)*

| | March 31, | |
|---|---|---|
| | **2006** | 2005 |
| **ASSETS** | | |
| Current Assets | | |
| Cash and cash equivalents | **$1,023,470** | $ 795,121 |
| Receivables: | | |
| Investment advisory and related fees | **560,407** | 263,153 |
| Other | **289,433** | 43,849 |
| Investment securities | **142,206** | 64,904 |
| Other | **111,215** | 37,405 |
| Assets of discontinued operations held for sale | **—** | 5,347,611 |
| Total current assets | **2,126,731** | 6,552,043 |
| Restricted cash | **—** | 20,658 |
| Investment securities | **26,272** | 9,052 |
| Fixed assets, net | **182,609** | 92,351 |
| Intangible assets, net | **4,493,316** | 453,923 |
| Goodwill | **2,303,799** | 992,800 |
| Other | **169,763** | 98,645 |
| **Total Assets** | **$9,302,490** | $8,219,472 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accrued compensation | **$ 586,899** | $ 289,419 |
| Short-term borrowings | **83,227** | — |
| Current portion of long-term debt | **36,883** | 103,017 |
| Contractual acquisition payable | **300,000** | — |
| Payables for distribution and servicing | **135,607** | — |
| Other | **455,090** | 117,863 |
| Liabilities of discontinued operations held for sale | **—** | 4,429,031 |
| Total current liabilities | **1,597,706** | 4,939,330 |
| Deferred compensation | **97,101** | 106,624 |
| Other | **591,490** | 172,225 |
| Long-term debt | **1,166,077** | 708,147 |
| **Total Liabilities** | **3,452,374** | 5,926,326 |
| **Commitments and Contingencies (Note 10)** | | |
| **Stockholders' Equity** | | |
| Common stock, par value $.10; authorized 250,000,000 shares; issued 129,709,847 shares in 2006 and 106,683,861 shares in 2005 | **12,971** | 10,668 |
| Convertible preferred stock, par value $10; authorized 4,000,000 shares; 8.39 shares outstanding in 2006 | **—** | — |
| Shares exchangeable into common stock | **5,720** | 6,697 |
| Additional paid-in capital | **3,287,481** | 765,863 |
| Deferred compensation | **(51,898)** | (29,667) |
| Employee stock trust | **(45,924)** | (127,780) |
| Deferred compensation employee stock trust | **45,924** | 127,780 |
| Retained earnings | **2,580,898** | 1,523,875 |
| Accumulated other comprehensive income, net | **14,944** | 15,710 |
| **Total Stockholders' Equity** | **5,850,116** | 2,293,146 |
| **Total Liabilities and Stockholders' Equity** | **$9,302,490** | $8,219,472 |

See notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

*(Dollars in thousands)*

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| COMMON STOCK | | | |
| Beginning balance | **$ 10,668** | $ 6,655 | $ 6,483 |
| Stock options | **469** | 204 | 185 |
| Deferred compensation trust | **13** | 24 | 19 |
| Deferred compensation, net | **3** | 20 | 10 |
| Conversion of debt | **555** | 25 | — |
| Exchangeable shares | **39** | 26 | 37 |
| Business acquisitions | **1,224** | — | — |
| Public offering | — | 460 | — |
| Shares repurchased and retired | — | (73) | (79) |
| Stock split | — | 3,327 | — |
| Ending balance | **12,971** | 10,668 | 6,655 |
| SHARES EXCHANGEABLE INTO COMMON STOCK | | | |
| Beginning balance | **6,697** | 7,351 | 8,736 |
| Exchanges | **(977)** | (654) | (1,385) |
| Ending balance | **5,720** | 6,697 | 7,351 |
| ADDITIONAL PAID-IN CAPITAL | | | |
| Beginning balance | **765,863** | 391,597 | 357,622 |
| Stock options | **306,637** | 65,300 | 76,238 |
| Deferred compensation trust | **11,714** | 14,674 | 13,252 |
| Deferred compensation, net | **41,434** | 14,496 | 8,457 |
| Conversion of debt | **237,086** | 10,712 | — |
| Exchangeable shares | **938** | 628 | 1,348 |
| Business acquisitions | **1,923,809** | — | — |
| Public issuance of stock | — | 312,439 | — |
| Shares repurchased and retired | — | (40,656) | (65,320) |
| Stock split | — | (3,327) | — |
| Ending balance | **3,287,481** | 765,863 | 391,597 |
| DEFERRED COMPENSATION AND OFFICER NOTE RECEIVABLE | | | |
| Beginning balance | **(29,667)** | (30,224) | (34,578) |
| Increase in unearned compensation | **(41,017)** | (13,508) | (7,664) |
| Repayment of officer note receivable | — | 895 | 1,084 |
| Amortization of deferred compensation | **18,786** | 13,170 | 10,934 |
| Ending balance | **(51,898)** | (29,667) | (30,224) |
| EMPLOYEE STOCK TRUST | | | |
| Beginning balance | **(127,780)** | (117,331) | (109,803) |
| Shares issued to plan | **(13,355)** | (20,365) | (20,306) |
| Distributions and forfeitures | **95,211** | 9,916 | 12,778 |
| Ending balance | **(45,924)** | (127,780) | (117,331) |
| DEFERRED COMPENSATION EMPLOYEE STOCK TRUST | | | |
| Beginning balance | **127,780** | 117,331 | 109,803 |
| Shares issued to plans | **13,355** | 20,365 | 20,306 |
| Distributions and forfeitures | **(95,211)** | (9,916) | (12,778) |
| Ending balance | **45,924** | 127,780 | 117,331 |
| RETAINED EARNINGS | | | |
| Beginning balance | **1,523,875** | 1,173,282 | 913,670 |
| Net income | **1,144,168** | 408,431 | 297,764 |
| Dividends declared | **(87,145)** | (57,838) | (38,152) |
| Ending balance | **2,580,898** | 1,523,875 | 1,173,282 |
| ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET | | | |
| Beginning balance | **15,710** | 10,949 | (3;976) |
| Realized and unrealized holding losses on investment securities, net of tax | **(124)** | (44) | (116) |
| Unrealized and realized gains on cash flow hedges, net of tax | **1,323** | — | 1,497 |
| Foreign currency translation adjustment | **(1,965)** | 4,805 | 13,544 |
| Ending balance | **14,944** | 15,710 | 10,949 |
| TOTAL STOCKHOLDERS' EQUITY | **$5,850,116** | $2,293,146 | $1,559,610 |

See notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

*(Dollars in thousands)*

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| NET INCOME | **$1,144,168** | $408,431 | $297,764 |
| Other comprehensive income (loss), net of tax: | | | |
| Foreign currency translation adjustment | **(1,965)** | 4,805 | 13,544 |
| Unrealized gains (losses) on investment securities: | | | |
| Unrealized holding losses | **(216)** | (54) | (72) |
| Reclassification adjustment for (gains) losses included in net income | **92** | 10 | (44) |
| Net unrealized losses on investment securities | **(124)** | (44) | (116) |
| Unrealized gain on cash flow hedges: | | | |
| Unrealized holding gains | **1,323** | — | 461 |
| Reclassification adjustment for loss included in net income | — | — | 1,036 |
| Net unrealized gains on cash flow hedges | **1,323** | — | 1,497 |
| Total other comprehensive income | **(766)** | 4,761 | 14,925 |
| COMPREHENSIVE INCOME | **$1,143,402** | $413,192 | $312,689 |

See notes to consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

*(Dollars in thousands)*

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2006** | 2005[1] | 2004[1] |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | **$ 1,144,168** | $ 408,431 | $ 297,764 |
| Income from discontinued operations | **(66,421)** | (113,007) | (103,943) |
| Gain on sale of discontinued operations | **(644,040)** | — | (6,481) |
| Non-cash items included in net income: | | | |
| Depreciation and amortization | **73,768** | 40,604 | 35,248 |
| Amortization of deferred sales commissions | **29,873** | 4,232 | 3,359 |
| Accretion and amortization of securities discounts and premiums, net | **4,889** | 8,201 | 8,559 |
| Deferred compensation | **35,465** | 9,921 | 11,213 |
| Unrealized losses on firm investments | **8,360** | 2,564 | 4,378 |
| Other | **161** | 1,265 | 3,137 |
| Deferred income taxes | **(17,233)** | 39,266 | (4,613) |
| Decrease (increase), in assets excluding acquisitions: | | | |
| Investment advisory and related fees receivable | **(161,570)** | (71,739) | (73,135) |
| Net purchases of trading investments | **(93,261)** | (30,701) | (11,018) |
| Other receivables | **61,216** | (10,352) | (69,313) |
| Restricted cash | **20,658** | (20,658) | — |
| Other current assets | **(39,643)** | 14,752 | 10,864 |
| Other non-current assets | **71,896** | (26,639) | (26,330) |
| Increase (decrease) in liabilities excluding acquisitions: | | | |
| Accrued compensation | **(102,803)** | 72,434 | 71,729 |
| Deferred compensation | **(9,523)** | 54,508 | 28,372 |
| Payables for distribution and servicing | **135,607** | — | — |
| Other current liabilities | **(403,047)** | 1,401 | 61,012 |
| Other non-current liabilities | **(33,939)** | 9,473 | 53,726 |
| Net cash provided by (used for) operating activities of discontinued operations | **530,180** | (28,201) | (26,327) |
| **CASH PROVIDED BY OPERATING ACTIVITIES** | **544,761** | 365,755 | 268,201 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Payments for: | | | |
| Fixed assets | **(85,204)** | (26,557) | (43,965) |
| Acquisitions, net of cash acquired | **(880,008)** | (57,404) | (3,967) |
| Contractual acquisition earnouts | **(16,300)** | (502,500) | (543) |
| Proceeds from sale of assets | — | — | 56,923 |
| Purchases of investment securities | **(25,551)** | (10,654) | (15,604) |
| Proceeds from sales and maturities of investment securities | **8,074** | 10,827 | 16,105 |
| Net cash used for investing activities of discontinued operations | **(4,592)** | (9,477) | (9,839) |
| **CASH USED FOR INVESTING ACTIVITIES** | **(1,003,581)** | (595,765) | (890) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Net decrease in short-term borrowings | — | — | (4,708) |
| Net proceeds from issuance of long-term debt | **728,580** | 20,000 | — |
| Repayment of principal on long-term debt | **(103,113)** | — | — |
| Issuance of common stock | **140,454** | 370,336 | 70,394 |
| Repurchase of common stock | — | (40,729) | (65,399) |
| Dividends paid | **(78,626)** | (51,728) | (35,238) |
| **CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES** | **687,295** | 297,879 | (34,951) |
| **EFFECT OF EXCHANGE RATE CHANGES ON CASH** | **(126)** | 1,681 | 2,893 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | **228,349** | 69,550 | 235,253 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | **795,121** | 725,571 | 490,318 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | **$ 1,023,470** | $ 795,121 | $ 725,571 |
| **SUPPLEMENTARY DISCLOSURE** | | | |
| Cash paid for: | | | |
| Income taxes | **$ 654,118** | $ 191,708 | $ 166,212 |
| Interest | **105,258** | 70,815 | 53,157 |

(1) Revised to separately disclose the operating and investing portions of cash flows attributable to discontinued operations. These amounts were previously reported as an aggregate amount for fiscal years 2005 and 2004. There were no financing cash flows from discontinued operations.

See notes to consolidated financial statements.

*(Amounts in thousands, except per share amounts or unless otherwise noted)*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

Legg Mason, Inc. ("Parent") and its subsidiaries (collectively, "Legg Mason") are principally engaged in providing asset management and related financial services to individuals, institutions, corporations and municipalities. On December 1, 2005, Legg Mason acquired substantially all of Citigroup Inc.'s ("Citigroup") worldwide asset management business ("CAM") in exchange for Legg Mason's Private Client and Capital Markets businesses ("PC/CM"), common and preferred stock and cash. Also, effective November 1, 2005, Legg Mason acquired Permal Group Ltd ("Permal"). See Note 2 for additional information.

The consolidated financial statements include the accounts of the Parent and its subsidiaries in which it has a controlling financial interest, including CAM and Permal from the dates of acquisition. Generally, an entity is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. Legg Mason is also required to consolidate any variable interest entity ("VIE") in which it is considered to be the primary beneficiary. See discussion of Special Purpose and Variable Interest Entities that follows for a further discussion of VIEs. All material intercompany balances and transactions have been eliminated. Unless otherwise noted, all per share amounts include both common shares of Legg Mason, shares issued in connection with the acquisition of Legg Mason Canada Inc., which are exchangeable into common shares of Legg Mason on a one-for-one basis at any time, and non-voting convertible preferred stock, which is convertible upon sale into shares of Legg Mason common stock. These non-voting convertible preferred shares are considered "participating securities" and therefore are included in the calculation of basic earnings per common share. Where appropriate, prior years' financial statements reflect reclassifications to conform to the current year presentation.

In connection with the sale of Legg Mason's PC/CM businesses as described in Note 3, Legg Mason reflected the assets and liabilities of these businesses as Assets and Liabilities of discontinued operations held for sale on the Consolidated Balance Sheet as of March 31, 2005. The PC/CM businesses include the Parent's primary broker-dealer subsidiary. Accordingly, balance sheets are now presented in a classified format, with assets and liabilities designated as current or non-current. Legg Mason also reflected the related results of operations of PC/CM as Income from discontinued operations on the Consolidated Statements of Income. Operating and investing cash flows from discontinued operations are shown separately in the Consolidated Statements of Cash Flows. There were no financing cash flows from discontinued operations. Significant accounting policies summarized below reflect those of Legg Mason's continuing operations. See Note 3 for a discussion of significant accounting policies applicable to the PC/CM discontinued operations.

All references to fiscal 2006, 2005 or 2004 refer to Legg Mason's fiscal year ended March 31 of that year.

**Use of Estimates**

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including intangible assets and goodwill, liabilities for losses and contingencies, stock-based compensation and income taxes. Management believes that the estimates used are reasonable, although actual amounts could differ from the estimates and the differences could have a material impact on the consolidated financial statements.

**Cash and Cash Equivalents**

Cash equivalents are highly liquid investments with original maturities of 90 days or less.

**Restricted Cash**

During fiscal 2006, restricted cash of $11,500 was used to settle a civil copyright lawsuit, as further explained in Note 10. The remaining cash of $9,158, including approximately $800 of interest, was released to us from an escrow account.

**Financial Instruments**

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value. See Note 3 for financial instruments related to discontinued operations.

Legg Mason holds debt and marketable equity investments which are classified as available-for-sale, held-to-maturity or trading. Debt and marketable equity securities classified as available-for-sale are reported at fair value and resulting unrealized gains and losses are reflected in stockholders' equity and comprehensive income, net of applicable income taxes. Debt securities, for which there is positive intent and ability to hold to maturity, are classified as held-to-maturity and are recorded at amortized cost.

Amortization of discount or premium is recorded under the interest method and is included in interest income.

Certain investment securities are classified as trading securities. These investments are recorded at fair value and unrealized gains and losses are included in income from continuing operations. Realized gains and losses for all investments are included in current period earnings.

Legg Mason evaluates its non-trading investment securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the value of the investment security recorded on the financial statements and its fair value is recognized as a charge to income in the period the impairment is determined. As of March 31, 2006 and 2005, the amount of unrealized losses for investment securities not recognized in income was not material.

For investments in illiquid and privately-held securities for which market prices or quotations are not readily available, management must estimate the value of the security based upon available information in order to determine fair value. As of March 31, 2006 and 2005, Legg Mason had approximately $1,503 and $2,492, respectively, of non-trading financial instruments in continuing operations which were valued based upon management's assumptions or estimates, taking into consideration available financial information of the company and industry. At March 31, 2006 and 2005, Legg Mason had approximately $64,026 and $33,169, respectively, of investments in partnerships and limited liability corporations. These investments are reflected in non-current Other Assets on the Consolidated Balance Sheets and are generally accounted for under the cost or equity method.

In addition to the financial instruments described above, other financial instruments that are carried at fair value or amounts that approximate fair value include Cash and cash equivalents, Restricted cash, and Short-term borrowings. The fair value of Long-term debt at March 31, 2006 and 2005 was $1,277,508 and $1,065,532 respectively. These fair values were estimated using current market prices.

**Fixed Assets**

Fixed assets consist of equipment, software and leasehold improvements. Equipment consists primarily of communications and technology hardware and furniture and fixtures. Software includes both purchased software and internally developed software. Fixed assets are reported at cost, net of accumulated depreciation and amortization. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, generally ranging from three to eight years. Software is amortized over the estimated useful lives of the assets, which are generally three years. Leasehold improvements are amortized over the initial term of the lease unless options to extend are likely to be exercised. Maintenance and repair costs are expensed as incurred. Internally developed software is reviewed periodically to determine if there is a change in the useful life, or if an impairment in value may exist. If impairment is deemed to exist, the asset is written down to its fair value or is written off if the asset is determined to no longer have any value.

**Intangible Assets and Goodwill**

Intangible assets consist principally of asset management contracts, contracts to manage proprietary funds and trade names. Intangible assets are amortized over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. The value of contracts to manage assets in proprietary funds and the value of trade names are classified as indefinite-life intangible assets. The assignment of indefinite lives to proprietary fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage proprietary funds due to the likelihood of continued renewal at little or no cost. The assignment of indefinite lives to trade names is based on the assumption that they are expected to generate cash flows indefinitely.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", indefinite-life intangible assets and goodwill are not amortized. Legg Mason evaluates its intangible assets and goodwill on a quarterly basis, considering factors such as projected cash flows and revenue multiples, to determine whether the value of the assets is impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment is determined. The fair values of intangible assets subject to amortization are reviewed at each reporting period using an undiscounted cash flow analysis. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is evaluated at the reporting unit level, and is deemed to be impaired if the carrying amount of the reporting unit exceeds its implied fair value. In estimating the fair value of the reporting unit, Legg Mason uses valuation techniques based on multiples of revenues and discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Legg Mason defines the reporting units to be the Mutual Funds/ Managed Services, Institutional and Wealth Management divisions. See Note 6 for additional information regarding intangible assets and goodwill.

**Translation of Foreign Currencies**

Assets and liabilities of foreign subsidiaries that are denominated in non-U.S. dollar functional currencies are translated at exchange rates as of the Consolidated Balance Sheet dates. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in stockholders' equity and comprehensive income. Gains or losses resulting from foreign currency transactions are included in earnings.

**Investment Advisory Fees**

Legg Mason earns investment advisory fees on assets in separately managed accounts, investment funds, and other products managed for Legg Mason's clients. These fees are primarily based on predetermined percentages of the market value of the assets under management, are recognized over the period in which services are performed and may be billed in advance of the period earned. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks and are generally recognized at the end of the performance measurement period or when they are determined to be realizable.

**Distribution and Service Fees Revenue and Expense**

Distribution and service fees represent fees earned from funds to reimburse the distributor for the costs of marketing and selling fund shares and servicing proprietary funds and are generally determined as a percentage of client assets. Reported amounts also include fees earned from providing client or shareholder servicing, including record keeping or administrative services to proprietary funds. Distribution fees earned on company-sponsored investment funds are reported as revenue. When Legg Mason enters into arrangements with broker-dealers or other third parties to sell or market proprietary fund shares, distribution and service fee expense is accrued for the amounts owed to third parties, including finders' fees and referral fees paid to unaffiliated broker-dealers or introducing parties. Distribution and servicing expense also includes payments to third parties for certain shareholder administrative services and sub-advisory fees paid to unaffiliated asset managers.

**Deferred Sales Commissions**

Commissions paid to financial intermediaries in connection with sales of certain classes of company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding six years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as revenue when received, with a corresponding expense and a reduction of the unamortized balance of deferred sales commissions.

Management periodically tests the deferred sales commission asset for impairment. The most significant assumption utilized to estimate the fair value of the deferred asset is expected redemption rates. The estimated fair value is compared to the recorded value of the deferred commission asset. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the years ended March 31, 2006, 2005, and 2004, no impairment charges were recorded. Deferred sales commissions, included in Other non-current assets in the Consolidated Balance Sheets, were $78.9 million and $6.5 million at March 31, 2006 and 2005, respectively.

**Income Taxes**

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that these benefits may not be realized. Legg Mason's deferred income taxes principally relate to business combinations, amortization and accrued compensation.

### Loss Contingencies

Legg Mason accrues estimates for loss contingencies related to legal actions, investigations, and proceedings when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

### Stock-Based Compensation

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards and deferred compensation payable in stock. Under its stock compensation plans, Legg Mason issues stock options to officers, key employees and non-employee members of the Board of Directors.

Legg Mason uses the fair value method of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," prospectively for all stock options granted and stock purchase plan transactions after April 1, 2003, using the Black-Scholes option-pricing model, with the exception of market-based performance grants, which are valued with a Monte Carlo option-pricing model. Under the prospective method allowed under SFAS No. 148, compensation expense is recognized based on the fair value of stock options granted after April 1, 2003 over the applicable vesting period. No compensation expense is recognized for stock options granted prior to April 1, 2003 because they had no intrinsic value (the exercise price is not less than the market price) on the date of grant. Therefore, the expense related to stock-based employee compensation included in the determination of net income is less than that which would have been included if the fair value method had been applied to awards before April 1, 2003. Restricted stock awards are recognized as expense over the vesting periods, generally 2 to 4 years.

The following tables reflect pro forma results as if compensation expense associated with all option grants (regardless of grant date) and the stock purchase plan were recognized over the vesting period:

| ***Continuing Operations*** | **2006** | 2005 | 2004 |
|---|---|---|---|
| Income from continuing operations | **$433,707** | $295,424 | $187,340 |
| Add: stock-based compensation included in reported net income, net of tax | **7,458** | 2,404 | 2,249 |
| Less: stock-based compensation determined under fair value based method, net of tax | **(10,660)** | (10,313) | (12,010) |
| Pro forma net income from continuing operations | **$430,505** | $287,515 | $177,579 |
| Earnings per share: | | | |
| As reported: | | | |
| Basic | **$ 3.60** | $ 2.86 | $ 1.87 |
| Diluted | **3.35** | 2.56 | 1.68 |
| Pro forma: | | | |
| Basic | **$ 3.57** | $ 2.78 | $ 1.78 |
| Diluted | **3.32** | 2.50 | 1.60 |

| ***Discontinued Operations*** | **2006** | 2005 | 2004 |
|---|---|---|---|
| Income from discontinued operations, net of taxes | **$ 66,421** | $113,007 | $103,943 |
| Add: stock-based compensation included in reported net income, net of tax | **1,102** | 2,630 | 1,913 |
| Less: stock-based compensation determined under fair value based method, net of tax | **(5,117)** | (8,717) | (9,424) |
| Pro forma net income from discontinued operations | **$ 62,406** | $106,920 | $ 96,432 |
| Earnings per share: | | | |
| As reported: | | | |
| Basic | **$ 0.55** | $ 1.09 | $ 1.04 |
| Diluted | **0.51** | 0.97 | 0.91 |
| Pro forma: | | | |
| Basic | **$ 0.52** | $ 1.03 | $ 0.96 |
| Diluted | **0.48** | 0.91 | 0.85 |

As discussed in Note 3, in connection with the sale of PC/CM, Legg Mason accelerated the vesting of stock option and other equity-based deferred compensation awards previously granted to employees of the PC/CM businesses. The accelerated vesting of stock options reduced the gain on sale by $73.7 million ($61.7 million after tax) reflecting the increase in the fair value of the awards as of the vesting date from the original grant date. Approximately $43.1 million of this charge related to incentive stock options for which there is no tax benefit.

| ***Consolidated Operations*** | **2006** | 2005 | 2004 |
|---|---|---|---|
| Net income, as reported | **$1,144,168** | $408,431 | $297,764 |
| Add: stock-based compensation included in reported net income, net of tax | **70,372** | 5,034 | 4,162 |
| Less: stock-based compensation determined under fair value based method, net of tax | **(77,589)** | (19,030) | (21,434) |
| Pro forma net income | **$1,136,951** | $394,435 | $280,492 |
| Earnings per share: | | | |
| As reported: | | | |
| Basic | **$ 9.50** | $ 3.95 | $ 2.97 |
| Diluted | **8.80** | 3.53 | 2.65 |
| Pro forma: | | | |
| Basic | **$ 9.44** | $ 3.81 | $ 2.80 |
| Diluted | **8.74** | 3.41 | 2.50 |

See Note 13 for a discussion of stock-based compensation.

**Earnings Per Share**

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of shares outstanding. The calculation of weighted average shares includes common shares, shares exchangeable into common stock and convertible preferred shares that are considered participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares. All share and per share information have been retroactively restated to reflect the September 2004 three-for-two split. See Note 15 for additional discussion of Earnings per share.

**Special Purpose and Variable Interest Entities**

Special purpose entities ("SPEs") are trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. SPEs generally involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. Legg Mason does not utilize SPEs as a form of financing or to provide liquidity, nor has Legg Mason recognized any gains or losses from the sale of assets to SPEs.

In accordance with Financial Accounting Standards Board ("FASB") Interpretation Number ("FIN") 46 (R), "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51," all SPEs must be designated as either a voting interest entity or a VIE, with VIEs subject to consolidation by the party deemed to be the primary beneficiary, if any. A VIE is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support or in which the equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary is the entity that will absorb a majority of the VIE's expected losses, or if there is no such entity, the entity that will receive a majority of the VIE's expected residual returns, if any. Legg Mason's determination of expected residual returns excludes gross fees paid to a decision maker. It is unlikely that Legg Mason will be the primary beneficiary for VIEs created to manage assets for clients unless its ownership interest, including interests of related parties, in a VIE is substantial, or if Legg Mason may earn significant performance fees from the VIE.

FIN 46 (R) also requires the disclosure of VIEs in which Legg Mason is considered to have a significant variable interest. In determining whether a variable interest is significant, Legg Mason considers the same factors used for determination of the primary beneficiary. In determining whether it is the primary beneficiary of these VIEs, Legg

Mason considers both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned by and paid to Legg Mason, related party ownership and guarantees. In determining the primary beneficiary, Legg Mason must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows and credit risks. These assumptions and estimates have a significant bearing on the determination of the primary beneficiary. If Legg Mason's assumptions or estimates were to be materially incorrect, Legg Mason might be required to consolidate additional VIEs. Consolidation of these VIEs would result in an increase to assets with a corresponding increase in Minority Interests on the Consolidated Balance Sheets and an increase in revenues with a corresponding increase in Minority Interests on the Consolidated Statements of Income.

**Supplemental Cash Flow Information**

The following non-cash activities are excluded from the Consolidated Statements of Cash Flows. As described in Note 8, during fiscal 2006 and 2005, the holders of $479,918 and $22,000 zero-coupon contingent convertible senior notes converted the notes into 5.5 million and 254 thousand shares of common stock, respectively.

As described in Note 2, during fiscal 2006, Legg Mason issued 5.4 million shares of common stock and 13.346632 shares of non-voting convertible preferred stock to Citigroup in the acquisition of CAM. During March 2006, Citigroup sold, and thus converted, approximately 4.96 shares of non-voting convertible preferred stock into 4.96 million shares of common stock. In addition, an $83.2 million promissory note, as described in Note 7, was executed as a result of finalizing the purchase price. As also described in Note 2, during fiscal 2006, Legg Mason issued 1.9 million shares of common stock valued at $200 million to acquire Permal. As described in Note 3, during fiscal 2006, Legg Mason recognized a gain on the sale of its PC/CM businesses to Citigroup, based on a value of $1.65 billion for the businesses, as a portion of the consideration to acquire CAM. Assets and liabilities of the PC/CM businesses transferred to Citigroup as part of the transaction were approximately $4.2 billion and $3.7 billion, respectively. As also described in Note 3, during fiscal 2004, in connection with the sale of the mortgage banking and servicing business of Legg Mason Real Estate Services, Inc. ("LMRES"), Legg Mason received a $6,909 non-interest bearing note due September 7, 2007, with a net present value of $5,100.

The amounts reflected in the Consolidated Statements of Cash Flows for cash paid for income taxes and interest represent both continuing and discontinued operations.

**Derivative Instruments**

The fair values of derivative instruments are recorded as assets or liabilities on the Consolidated Balance Sheets. Legg Mason generally does not engage in derivative or hedging activities, except to hedge interest rate risk, as described in Note 8. In addition, some of Legg Mason's international subsidiaries use currency hedges to hedge the risk of movement in exchange rates on financial assets denominated in U.S. dollars.

In addition, one of the Parent's asset management subsidiaries is the collateral manager of a collateralized debt obligation ("CDO") and entered into a forward purchase agreement in fiscal 2002 as a cash flow hedge to purchase a $4,200 interest in the CDO in fiscal 2005. During fiscal 2004, the cash flow hedge was sold and Legg Mason recorded a realized loss of approximately $1,036, net of tax.

Legg Mason applies hedge accounting as defined in SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities," to the aforementioned interest rate risk hedging and forward purchase agreement transactions. Adjustments of these cash flow hedges are recorded in Other comprehensive income. The gain or loss on derivative instruments not designated for hedge accounting are included as Other income (expense) in the Consolidated Statements of Income.

**Recent Accounting Developments**

The following relevant accounting pronouncements were recently issued.

***Variable interest entities:***

The Emerging Issues Task Force ("EITF") reached a consensus in June 2005 regarding Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," that a general partner of a limited partnership is presumed to control the limited partnership, unless the limited partners have substantive termination rights or participating rights. In July 2005, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") SOP 78-9-1, "Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5." This staff position eliminates the concept of "important rights" of Statement 78-9 and replaces it with the concept of "kick-out rights" and "substantive participating rights" as defined in Issue 04-5. The EITF also reached a consensus in June 2005 on Issue 96-16, "Investors Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights." The guidance from these standards is effective for all general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified after June 29, 2005 and is effective for fiscal years beginning after December 15, 2005 for general partners in all other limited partnerships. Except for existing limited partnerships modified after June 29, 2005, Legg Mason will adopt the guidance in these pronouncements in the first quarter of its 2007 fiscal year. Adoption of these accounting standards is not expected to have a material impact on the Consolidated Financial Statements of Legg Mason.

***Share-based compensation:***

The FASB issued SFAS No. 123 (R), "Share-Based Payment," in December 2004. In 2005 and 2006, the FASB issued staff positions addressing implementation of SFAS No. 123 (R). The FASB also issued a staff position, FSP EITF 00-19-1, "Application of EITF Issue No. 00-19 to Freestanding Financial Instruments Originally Issued as Employee Compensation," which will be effective upon the adoption of SFAS No. 123 (R). The SEC issued Staff Accounting Bulletin No. 107 concerning staff positions on share-based payment. Legg Mason intends to adopt SFAS No. 123 (R) in the first quarter of its fiscal year 2007, using the modified prospective transition method. The effect on fiscal 2007 net income is expected to be an approximately $3.2 million reduction.

***Other:***

As disclosed previously, in December 2004, the FASB issued FSP FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The American Jobs Creation Act, which was signed into law on October 22, 2004, provides for a one-time dividends received deduction on the repatriation of certain foreign earnings to U.S. taxpayers. Legg Mason has determined that no repatriation of foreign earnings will be made and, accordingly, there will be no effect on Legg Mason's U.S. income tax provision.

## 2. ACQUISITIONS

On December 1, 2005, Legg Mason completed the acquisition of CAM in exchange for (i) all outstanding stock of Legg Mason subsidiaries that constituted its PC/CM businesses (see Note 3 for a discussion of discontinued operations); (ii) approximately 5.39 million shares of common stock and 13.346632 shares, $10 par value per share, of non-voting Legg Mason convertible preferred stock, which is convertible, upon transfer, into approximately 13.35 million shares of common stock; and (iii) $512 million in cash borrowed under a $700 million five-year syndicated term loan facility. Under the terms of the agreement, the parties agreed to a post-closing purchase price adjustment that may increase the price to be paid by Legg Mason by up to $300 million based on the retention of certain assets under management nine months after the closing. Legg Mason expects to fund any additional purchase consideration by borrowing under a $300 million five-year credit agreement (see Note 8 for a discussion of long-term debt). In accordance with EITF 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," the common stock and convertible preferred stock issued in the transaction were valued at the average closing price of Legg Mason common stock immediately before and following the announcement of the transaction on June 24, 2005 of $92.05.

At the time of the acquisition, CAM managed assets of approximately $408.6 billion, which excludes certain assets that were not expected to be retained by CAM. The determination of the purchase price was made on the basis of, among other things, the revenues, profitability and growth rates of CAM. The acquisition of CAM fits one of Legg Mason's strategic objectives to become a pure global asset management company.

A summary of the fair values of the net assets acquired is as follows:

| | |
|---|---|
| Cash | $ 109,106 |
| Receivables | 389,517 |
| Deferred sales commissions | 87,994 |
| Fixed assets, net | 35,217 |
| Other assets | 17,152 |
| Amortizable asset management contracts | 356,677 |
| Indefinite-life mutual fund contracts | 2,702,376 |
| Goodwill | 854,367 |
| Current liabilities | (579,220) |
| Deferred tax liability | (12,522) |
| Total purchase price, including acquisition costs | $3,960,664 |

Amortizable asset management contracts are being amortized over periods ranging from six to twelve years, excluding certain contracts of approximately $11 million, which are being amortized over 16 months. The value of the indefinite-life mutual fund contracts is not subject to amortization but is evaluated quarterly for impairment. Approximately $739 million of the goodwill is deductible for tax purposes.

In connection with the acquisition of CAM and sale of the PC/CM businesses, Legg Mason and Citigroup entered into mutual transition services agreements to provide certain administrative services (other than investment advisory services) provided by the seller to the transferred business in the ordinary course prior to the date of sale. The services provided under the agreements are primarily technology-related, but also include certain accounting, payroll, employee benefits and facilities' management. Under each agreement, the respective services are to be provided for up to eighteen months with a provision for an additional six-month renewal. The service recipient may terminate the services on an individual basis with notice. Each transition services agreement also provides for the confidentiality of information disclosed under the agreement and for a variety of indemnities. For the four months ended March 31, 2006, Legg Mason incurred approximately $14.9 million of costs for services provided to the CAM operations by Citigroup and also received $16.8 million of expense reductions for the cost of services provided to Citigroup for support of sold businesses. The net impact of these costs is included in Other operating expenses.

In connection with the acquisition of CAM, on June 23, 2005, Legg Mason entered into a three-year Global Distribution Agreement with Citigroup pursuant to which Legg Mason intends to distribute the asset management products and services of CAM and its other subsidiaries, including the Legg Mason Funds family of mutual funds, through Citigroup's various distribution businesses. These businesses include Citigroup's retail securities brokerage, retail and institutional banks and life and variable annuity representatives. Citigroup's retail securities brokerage will be the exclusive retail distributor of the Legg Mason Funds that are managed by Legg Mason Capital Management, subject to a few exceptions. The term of this exclusivity is for up to three years, subject to certain conditions.

The purchase price consideration includes approximately $27.5 million in liabilities for reductions in workforce in connection with Legg Mason's restructuring of the acquired business. The restructuring liability was reduced by $19.5 million to $8.0 million at March 31, 2006 to reflect implementation of the restructuring plan. The remainder of the planned reductions are expected to occur by the end of June 2006. Legg Mason is continuing to assess additional costs for integrating and restructuring the acquired business, which would increase the restructuring liability. In addition, during the four months ended March 31, 2006, approximately $53.1 million of transaction-related compensation expenses were incurred. Transaction-related compensation costs primarily include recognition of compensation previously deferred for CAM employees under prior Citigroup plans and accruals for retention compensation for transitional CAM employees.

Prior to the acquisition of CAM, Smith Barney Fund Management LLC ("SBFM"), one of the entities acquired from Citigroup, in conjunction with another Citigroup entity, completed a settlement with the U.S. Securities and Exchange Commission ("SEC") resolving an investigation by the SEC into matters relating to arrangements between certain Smith Barney mutual funds, a Citigroup affiliated transfer agent, and an unaffiliated sub-transfer agent. Under the terms of the settlement, SBFM paid $184 million to the U.S. Treasury, which will be distributed pursuant to a distribution plan that is subject to approval by the SEC. Although the transfer agency business was not included in the acquisition of CAM, the liabilities of SBFM assumed in the acquisition include approximately $184 million for amounts to be paid pursuant to the plan of distribution, when approved. In addition, the assets acquired include a receivable of approximately $184 million for the amount that will be returned to Legg Mason by the U.S. Treasury for distribution pursuant to the plan. The asset balance is included in Other receivables and the related liability is included in Other current liabilities as of March 31, 2006.

Effective November 1, 2005, Legg Mason acquired 80% of the outstanding equity of Permal, a leading global funds-of-hedge funds manager. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, resulting in Legg Mason owning 100% of the outstanding voting common stock of Permal. Legg Mason has the right to purchase the preference shares over the next four years and, if that right is not exercised, the holders of those shares have the right to require Legg Mason to purchase the interests in the same general time frame for approximately the same consideration. The aggregate consideration paid by Legg Mason at closing was $800 million, excluding $8.5 million of acquisition-related costs, of which $200 million was in the form of approximately 1,889 newly issued shares of Legg Mason common stock and the remainder was cash. It is anticipated that Legg Mason will acquire the remaining 20% ownership interest in Permal represented by the preference shares, and Legg Mason will do so in purchases that will be made two and four years after the initial closing at prices based on Permal's revenues. The additional payments are treated as contingent consideration. The maximum aggregate price, including earn out payments related to each purchase and based upon future revenue levels, for all equity interests in Permal is $1.386 billion, with a $969.5 million minimum price, including acquisition costs. Legg Mason may elect to deliver up to 25% of each of the future payments in the form of shares of its common stock. All payments for the preference shares, including dividends, and other contingent earn outs exceeding the $969.5 million minimum purchase price will be recognized as additional goodwill. The $161 million difference between the minimum price and the consideration paid at closing, including acquisition costs, is included in Other non-current liabilities at March 31, 2006.

At the time of acquisition, Permal managed assets of approximately $17.5 billion (excluding approximately $2.0 billion of assets cross-invested among its managed funds and $2.7 billion of assets that Permal did not expect to retain). The acquisition of Permal fits one of Legg Mason's strategic objectives to expand its global asset management business.

A summary of the fair values of the net assets acquired is as follows:

| | |
|---|---|
| Cash | $ 181,406 |
| Receivables | 48,252 |
| Investments (primarily investments of VIEs)* | 242,802 |
| Other current assets | 9,183 |
| Other non-current assets | 58,537 |
| Amortizable asset management contracts | 9,960 |
| Indefinite-life funds-of-hedge funds contracts | 947,000 |
| Indefinite-life trade name | 62,100 |
| Goodwill | 142,304 |
| Current liabilities (primarily accrued compensation) | (220,759) |
| Deferred tax liability | (291,300) |
| Other non-current liabilities | (8,838) |
| Minority interests in VIEs[1] | (211,178) |
| Total minimum purchase price, including acquisition costs | $ 969,469 |

(1) Subsequent to acquisition, adjustments to certain contractual agreements occurred and the VIEs are no longer required to be consolidated.

The fair value of the amortizable asset management contracts of approximately $10.0 million is being amortized over periods ranging from two to nine years. The values of the indefinite-life trade name and funds-of-hedge funds contracts are not subject to amortization but are evaluated quarterly for impairment.

The following unaudited pro forma consolidated results are presented as though the acquisitions of CAM and Permal had occurred as of the beginning of each period presented and excludes the results of discontinued operations (including the gain on sale of the PC/CM businesses). The pro forma results include adjustments to exclude certain non-transferred CAM businesses in accordance with the terms of the transaction agreement, to conform accounting policies of the acquired entities, and to adjust for the effect of acquisition related expenses.

| | Years Ended March 31, | |
|---|---|---|
| | **2006** | 2005 |
| Revenues | **$4,001,350** | $3,636,289 |
| Income from continuing operations | **$ 591,857** | $ 544,983 |
| Income from continuing operations per common share: | | |
| Basic | **$ 4.40** | $ 4.37 |
| Diluted | **$ 4.11** | $ 3.98 |

On December 31, 2004, Legg Mason Investment Counsel, LLC, a wholly owned subsidiary of Legg Mason, acquired from Deutsche Investment Management Americas the New York City, Philadelphia, Cincinnati and Chicago offices of Scudder Private Investment Counsel (the "Acquired Offices") for cash of $55.0 million. The acquisition of these offices fits Legg Mason's strategic objective to grow its asset management business. The transaction included a contingent payment based on the revenues of the Acquired Offices on the first anniversary of closing, with the aggregate purchase price to be no more than $81.3 million. The Acquired Offices had $6.2 billion of assets under management at December 31, 2004. The allocation of the purchase price resulted in approximately $20.0 million of Goodwill and $34.0 million of amortizable asset management contracts. The fair value of the asset management contracts of $34.0 million is being amortized over an estimated life of 12 years. As a result of the Acquired Offices meeting certain revenue levels as specified in the acquisition agreement, a contingent payment of approximately $16.3 million was made in March 2006 and recorded as additional goodwill.

## 3. DISCONTINUED OPERATIONS

On December 1, 2005, Legg Mason sold the entities that comprised its PC/CM businesses to Citigroup as a portion of the consideration in the purchase of Citigroup's global asset management businesses. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Life Assets," the after-tax results of operations of PC/CM are reflected as Income from discontinued operations on the Consolidated Income Statements for the twelve months ended March 31, 2006, 2005 and 2004. In addition, the assets and liabilities of PC/CM are included in Assets and Liabilities of discontinued operations held for sale on the Consolidated Balance Sheet as of March 31, 2005.

As a result of the sale, Legg Mason recognized a gain of $1.09 billion, net of $97.2 million in costs related to the sale, including $78.7 million for accelerated vesting of employee stock option and other deferred compensation awards. The sale resulted in an after-tax gain of $641.3 million.

Results of operations for discontinued operations are summarized as follows:

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| Total revenues, net of interest expense[1] | **$545,715** | $856,366 | $827,357 |
| Income from discontinued operations | **$109,404** | $187,949 | $171,623 |
| Provision for income taxes | **42,983** | 74,942 | 67,680 |
| Income from discontinued operations, net | **$ 66,421** | $113,007 | $103,943 |

(1) See Note 18 for additional information on net revenues.

The following is a summary of the Assets and Liabilities of discontinued operations held for sale as of March 31, 2005:

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 182,015 |
| Cash and securities segregated for regulatory purposes or deposited with clearing organizations | 2,577,295 |
| Receivables: | |
| Customer | 1,130,260 |
| Other receivables | 120,535 |
| Securities borrowed | 784,743 |
| Trading assets, at fair value | 436,123 |
| Investment securities, at fair value | 2,754 |
| Fixed assets, net | 27,186 |
| Intangible assets, net | 2,180 |
| Goodwill | 566 |
| Other assets | 83,954 |
| **Total assets** | $5,347,611 |
| **LIABILITIES** | |
| Payables: | |
| Customer | $3,346,679 |
| Other payables | 72,578 |
| Securities loaned | 587,912 |
| Trading liabilities, at fair value | 222,058 |
| Accrued compensation | 97,070 |
| Other liabilities | 102,734 |
| **Total liabilities** | $4,429,031 |

**Trading assets and liabilities used in the PC/CM businesses**

Trading assets and liabilities as of March 31, 2005 consist of the following:

| | |
|---|---|
| **TRADING ASSETS** | |
| U.S. government and agencies | $173,294 |
| Corporate debt | 76,120 |
| State and municipal bonds | 181,997 |
| Equity and other | 4,712 |
| Total | $436,123 |
| **TRADING LIABILITIES** | |
| U.S. government and agencies | $211,335 |
| Corporate debt | 5,157 |
| Equity and other | 5,566 |
| Total | $222,058 |

At March 31, 2005, Legg Mason had pledged securities owned of $2,031 as collateral to counterparties for securities loaned transactions, which could be sold or repledged by the counterparties.

On September 30, 2003, Legg Mason sold certain assets and liabilities comprising the commercial mortgage banking and mortgage servicing operations of its wholly owned subsidiary, LMRES. The sales price for the net assets was approximately $68,630, including $63,530 in cash at closing (including $40,900 that was used to repay the outstanding balance on the secured warehouse line of credit) and $6,900 in a non-interest bearing note due four years from closing, which was discounted at 8%. Legg Mason recognized a pre-tax gain, net of transaction costs, of $10,861 ($6,481, net of taxes of $4,380). On March 31, 2006, Legg Mason sold the remaining operations of LMRES. The sales price for the net assets was approximately $8,093 received in cash subsequent to closing. Legg Mason recognized a pre-tax gain, net of transaction costs, of $4,698 ($2,739, net of taxes of $1,959). The gains on both of these sales are reflected as Gain on sale of discontinued operations on the Consolidated Statements of Income. The sale of LMRES was a result of Legg Mason's long-term strategic objective to focus on Legg Mason's core businesses.

A summary of the significant accounting policies that were applicable to discontinued operations follows.

**Financial instruments**

Financial instruments used in trading activities of the PC/CM businesses were generally recorded on a trade date basis and carried at fair value with unrealized and realized gains and losses reflected in current period earnings from discontinued operations. However, securities transactions that were scheduled to settle beyond the normal settlement date were considered forward contracts and, therefore, were not reflected in trading assets or liabilities. Unrealized gains and losses on these securities were reflected in Trading assets and Trading liabilities and in current period earnings from discontinued operations.

For Trading assets and Trading liabilities, fair values for equity securities were generally determined by using prices from independent sources such as external pricing services, broker or dealer price quotations, and closing market prices for listed instruments, when available. Fixed income securities were valued using external pricing services, third-party broker or dealer price quotations, or traders' estimates based on spreads to actively traded benchmark debt instruments with readily available market prices. Traders' estimates were compared to external pricing services to verify that there were no material variations, either individually or in the aggregate, and further verified through comparison to actual values realized.

In instances where a security was subject to transfer restrictions, the value of the security was based primarily on the quoted price of the same security without restriction, but may have been reduced by an amount to reflect such restrictions. In addition, even where the value of a security was derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine the fair value. Legg Mason generally assumed that the size of positions that it held in securities would not be large enough to affect the quoted price of the securities if sold, and that any such sale would happen in an orderly manner. However, these assumptions may have been incorrect and the actual value received upon disposition could have been different from the carrying value.

**Repurchase Agreements**

The PC/CM businesses invested in short-term securities purchased under agreements to resell collateralized by U.S. government and agency securities, which were included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations. Securities purchased under agreements to resell and securities sold under agreements to repurchase were accounted for as collateralized financings. It was the policy of Legg Mason to obtain possession of collateral with a market value in excess of the principal amount loaned. Collateral was valued daily, and Legg Mason may have required counterparties to deposit additional collateral when appropriate. Securities purchased under agreements to resell and securities sold under agreements to repurchase were carried at contractual amounts, plus accrued interest. Securities sold under agreements to repurchase, if any, were included in Short-term borrowings.

**Securities Transactions**

Customer securities transactions were recorded on a settlement date basis. Related commission revenues and expenses were recorded on a trade date basis. Receivables from and payables to customers represented balances arising from cash and margin transactions. Securities owned by customers held as collateral for the receivable balances were not reflected in the consolidated financial statements.

**Securities Lending**

Securities borrowed and loaned were accounted for as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions required Legg Mason to deposit cash with the lender. Legg Mason generally received cash as collateral for securities loaned. The fee received or paid by Legg Mason was recorded as interest income or expense. Legg Mason monitored the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

**Receivable from and Payable to Customers**

Receivable from and payable to customers, represent balances arising from cash and margin transactions. Securities owned by customers were held as collateral for the receivable balances. Included in payable to customers were free credit balances of approximately $3,191,469 as of March 31, 2005. Legg Mason paid interest on certain customer free credit balances held for investment purposes.

**Investment Banking**

Underwriting revenues and fees from advisory assignments were recorded when the underlying transaction was substantially completed under the terms of the engagement and amounts were determined to be realizable. Expenses related to securities offerings in which Legg Mason acted as principal or agent were deferred until the related revenue was recognized or the offering was deemed unlikely. Expense reimbursements related to advisory activities were recorded as a reduction of related expenses. The reimbursable expenses were reviewed for collectibility at each reporting date.

**Equipment and Leasehold Improvements and Intangible Assets**

In accordance with FAS 144, "Accounting for the Impairment or Disposal of Long-Life Assets," Legg Mason did not depreciate or amortize the equipment, leasehold improvements and intangible assets of its discontinued operations after being identified as held for sale. These assets were recorded at their carrying amount, which approximates fair value, less cost to sell. The accumulated depreciation and amortization with respect to these assets was $54,246 as of March 31, 2005. Depreciation and amortization expense from discontinued operations, including the amounts allocated from continuing operations, was $6,685, $13,432 and $11,524 for 2006, 2005, and 2004, respectively.

**Derivatives**

The primary broker-dealer subsidiary used forwards, futures and purchased options, on a limited basis, as a means of hedging interest rate risk in its trading activities. Realized and unrealized gains and losses on these transactions were included in Income from discontinued operations in the Consolidated Statements of Income. Legg Mason does not apply hedge accounting as defined in FASB Statement No. 133, "Accounting For Derivative Instruments and Hedging Activities," as amended, to these transactions and therefore the related financial instruments were marked to market with changes in fair values reflected in earnings.

**Regulatory Requirements**

The Parent's former primary broker-dealer subsidiaries were subject to the SEC's Uniform Net Capital Rule. The rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would fall below specified levels. As of March 31, 2005, the broker-dealer subsidiaries included in discontinued operations, had aggregate net capital, as defined, of $386.8 million, which exceeded required net capital by $363.2 million. Net capital for each broker-dealer subsidiary exceeded the required net capital.

The Parent's principal broker-dealer subsidiary was required to maintain a separate account for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. The rule allows the broker dealer to maintain the required amounts in cash or qualified securities. As of March 31, 2005, the amount segregated under rule 15c3-3 was $2.5 billion.

## 4. INVESTMENTS

Legg Mason has investments in debt and equity securities that are generally classified as available-for-sale, held-to-maturity and trading as described in Note 1. Investments as of March 31, 2006 and 2005 are as follows:

| | **2006** | 2005 |
|---|---|---|
| Investment securities: | | |
| Trading[1] | **$126,036** | $61,097 |
| Held to Maturity | **17,255** | — |
| Available-for-sale | **7,514** | 6,560 |
| VIE[2] | **16,170** | 3,807 |
| Other[3] | **1,503** | 2,492 |
| Total | **$168,478** | $73,956 |

(1) Includes assets of deferred compensation plans of $106,170 and $59,809, respectively.
(2) Reflects trading assets of VIEs. Trading liabilities, which are not material, are included in other non-current liabilities.
(3) Includes investments in private equity and debt securities that do not have readily determinable fair values.

Legg Mason uses the specific identification method to determine the cost of a security sold and the amount reclassified from accumulated other comprehensive income into earnings. The proceeds and gross realized gains and losses from sales and maturities of available-for-sale investments are as follows:

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| **AVAILABLE-FOR-SALE:** | | | |
| Proceeds | **$8,074** | $10,827 | $16,105 |
| Gross realized gains | **169** | 6 | 89 |
| Gross realized losses | **(8)** | (21) | (5) |

Net unrealized losses for investment securities classified as trading were $8,360, $2,564, and $4,378 for 2006, 2005, and 2004 respectively.

Information regarding Legg Mason's available-for-sale and held-to–maturity investments, categorized by maturity date, is as follows:

| | **March 31, 2006** | | | | March 31, 2005 | | | |
|---|---|---|---|---|---|---|---|---|
| | **Cost/ Amortized Cost** | **Gross Unrealized Gains** | **Gross Unrealized Losses** | **Fair Value** | Cost/ Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **AVAILABLE-FOR-SALE** | | | | | | | | |
| Corporate debt: | | | | | | | | |
| Within one year | — | — | — | — | $1,724 | $ 18 | $ (13) | $1,729 |
| One to five years | **$ 665** | **$ 3** | **$ (17)** | **$ 651** | 681 | — | (15) | 666 |
| Five to ten years | — | — | — | — | 323 | — | (5) | 318 |
| U.S. government and agency securities: | | | | | | | | |
| Within one year | — | — | — | — | 150 | — | — | 150 |
| One to five years | **1,218** | **10** | **(31)** | **1,197** | 339 | 2 | (1) | 340 |
| Five to ten years | **1,716** | **79** | **(61)** | **1,734** | 484 | 25 | — | 509 |
| Over ten years | **1,645** | **5** | **(117)** | **1,533** | 1,969 | 7 | (27) | 1,949 |
| Equities | **2,311** | **245** | **(157)** | **2,399** | 731 | 273 | (105) | 899 |
| Total | **$ 7,555** | **$342** | **$(383)** | **$ 7,514** | $6,401 | $325 | $(166) | $6,560 |
| **HELD-TO-MATURITY** | | | | | | | | |
| Corporate debt: | | | | | | | | |
| Within one year | **$13,761** | **$ 15** | **$(225)** | **$13,551** | — | — | — | — |
| One to five years | **1,787** | **—** | **(67)** | **1,720** | — | — | — | — |
| Five to ten years | **1,707** | **57** | **—** | **1,764** | — | — | — | — |
| Total | **$17,255** | **$ 72** | **$(292)** | **$17,035** | — | — | — | — |

## 5. FIXED ASSETS

The following table reflects the components of fixed assets as of the dates shown.

| | **March 31, 2006** | March 31, 2005 |
|---|---|---|
| Equipment | **$ 116,967** | $ 61,674 |
| Software | **101,698** | 53,551 |
| Leasehold improvements | **107,634** | 69,368 |
| Total cost | **326,299** | 184,593 |
| Less: accumulated depreciation and amortization | **(143,690)** | (92,242) |
| Fixed assets, net | **$ 182,609** | $ 92,351 |

Depreciation and amortization expense was $35,308, $19,318, and $14,783 for fiscal 2006, 2005, and 2004, respectively, net of $4,243, $3,728 and $2,877 for fiscal 2006, 2005 and 2004, respectively, which was excluded from continuing operations and allocated to discontinued operations to reflect the use of certain fixed assets by discontinued operations prior to the sale. See Note 3 for fixed assets related to discontinued operations.

## 6. INTANGIBLE ASSETS AND GOODWILL

SFAS No. 142 provides that goodwill is not amortized and the values of identifiable intangible assets are amortized over their useful life, unless the assets are determined to have an indefinite useful life. Goodwill and indefinite-life intangible assets are analyzed to determine if the fair market value of the assets exceed the book value. If the fair value is less than the book value we will record an impairment charge. There were no impairment charges during fiscal 2006, 2005 and 2004.

The following tables reflect the components of intangible assets in continuing operations as of March 31:

| | 2006 | 2005 |
|---|---|---|
| **AMORTIZABLE ASSET MANAGEMENT CONTRACTS:** | | |
| Cost | **$ 739,789** | $376,523 |
| Accumulated amortization | **(117,585)** | (82,675) |
| Net | **$ 622,204** | $293,848 |
| **INDEFINITE-LIFE INTANGIBLE ASSETS:** | | |
| Fund management contracts | **$3,754,312** | $105,375 |
| Trade names | **116,800** | 54,700 |
| | **$3,871,112** | $160,075 |
| Intangible Assets, net | **$4,493,316** | $453,923 |

As of March 31, 2006, management contracts are being amortized over a weighted-average life of 13 years. Estimated amortization expense for each of the next five fiscal years is as follows:

| | |
|---|---|
| 2007 | $ 67,623 |
| 2008 | 57,149 |
| 2009 | 54,895 |
| 2010 | 54,567 |
| 2011 | 54,567 |
| Thereafter | 333,403 |
| Total | $622,204 |

The increase in amortizable and indefinite-life intangible assets is primarily attributable to the acquisitions of CAM and Permal as discussed in Note 2.

The increase in the carrying value of goodwill since April 1, 2004 is summarized below:

| | 2006 | 2005 |
|---|---|---|
| Balance, beginning of year | **$ 992,800** | $465,641 |
| Acquisitions | **996,716** | 20,008 |
| Contingent payments | **316,300** | 502,500 |
| Impact of changes in foreign exchange rates and other | **(2,017)** | 4,651 |
| Balance, end of year | **$2,303,799** | $992,800 |

The increase in goodwill due to acquisitions in fiscal year 2006 is attributable to CAM and Permal as discussed in Note 2.

As a result of Private Capital Management L.P. ("PCM") meeting certain revenue levels, a contingent payment of approximately $300,000 has been accrued as additional goodwill as of March 31, 2006. The contingent payment is due during the second quarter of fiscal 2007. A contingent payment of approximately $16,300 was made in fiscal 2006 in connection with the acquisition of the Acquired Offices and was recorded as additional goodwill. The increase in the carrying value of goodwill during fiscal 2005 due to acquisitions relates to the acquisition of the Acquired Offices. In addition during fiscal 2005, as a result of PCM and Royce and Associates, LLC ("Royce") meeting certain revenue levels as specified in the respective acquisition agreements, a maximum third year anniversary payment of $400,000 was made to the former owners of PCM and a contingent payment of $100,000 was made to the former owners of Royce, which represented the maximum contingent payment due.

## 7. SHORT-TERM BORROWINGS

On October 14, 2005, Legg Mason entered into an unsecured 5-year $500 million revolving credit agreement. Legg Mason expects to use this revolving credit facility to fund working capital needs and for general corporate purposes. This facility replaced Legg Mason's previous $100 million revolving credit facility and will be payable in full at maturity in five years. There were no borrowings outstanding under either of these facilities as of March 31, 2006 and 2005.

Two of Legg Mason's subsidiaries, Western Asset Management Company ("Western Asset") and Permal, maintained independent borrowing facilities. Western Asset has a $50 million, 3-year revolving credit agreement; Permal has a $40 million credit line that expires May 2009. Both facilities are for general operating purposes. There were no borrowings outstanding under these facilities as of March 31, 2006. Legg Mason has maintained compliance with the applicable covenants of these facilities.

In connection with the acquisition of CAM, Legg Mason entered into two 364-day borrowing arrangements: one is a $130 million revolving credit facility at an interest rate, including commitment fees, of LIBOR plus 27 basis points; the other is a $83.2 million promissory note at an interest rate, including commitment fees, of LIBOR plus 35 basis points. The average effective interest rate for the $83.2 million credit facility was 4.8% for the period ended March 31, 2006. There were no borrowings during the year under the $130 million credit facility. Both arrangements have cross-default provisions with the 5-year and 3-year term loans, and the 5-year credit agreement described in Note 8.

## 8. LONG-TERM DEBT

Long-term debt as of March 31, 2006 and 2005 consists of the following:

| | 2006 | | | 2005 |
|---|---|---|---|---|
| | **Current Accreted Value** | **Unamortized Discount** | **Maturity Amount** | Current Accreted Value |
| 6.75% senior notes | **$ 424,632** | **$368** | **$ 425,000** | $424,469 |
| Zero-coupon contingent convertible senior notes | **32,861** | **162** | **33,023** | 266,736 |
| 6.5% Senior notes | **—** | **—** | **—** | 99,959 |
| 5-year term loan | **700,000** | **—** | **700,000** | — |
| 3-year term loan | **15,776** | **—** | **15,776** | — |
| Other term loans | **29,691** | **—** | **29,691** | 20,000 |
| Subtotal | **1,202,960** | **530** | **1,203,490** | 811,164 |
| Less: current portion | **36,883** | **—** | **36,883** | 103,017 |
| Total | **$1,166,077** | **$530** | **$1,166,607** | $708,147 |

On July 2, 2001, Legg Mason issued $425,000 principal amount of senior notes due July 2, 2008, which bear interest at 6.75%. The notes were sold at a discount to yield 6.80%. The net proceeds of the notes were approximately $421,000, after payment of debt issuance costs.

On June 6, 2001, Legg Mason issued $567,285 principal amount at maturity of zero-coupon contingent convertible senior notes due on June 6, 2031. The convertible notes were issued in a private placement to qualified institutional buyers at an initial offering price of $440.70 per $1,000 principal amount at maturity. The discounted price reflects a yield to maturity of 2.75% per year. Legg Mason is amortizing the issue discount as interest expense using the effective interest method over the term of the convertible notes. The net proceeds of the offering were $244,375, after payment of debt issuance costs. During the quarter ended December 31, 2003, the price of Legg Mason's common stock exceeded the conversion trigger price requirements and, as a result, each note became convertible into 11.5593 shares of Legg Mason's common stock, subject to adjustment, commencing on January 2, 2004. During the years ended March 31, 2006 and 2005, zero-coupon contingent convertible senior notes aggregating $479,918 and $22,000, respectively, principal amount at maturity were converted into 5.5 million and 254 thousand shares of common stock, respectively. As of March 31, 2006, the outstanding notes may result in the issuance of up to an additional 756 thousand shares. Legg Mason expects to redeem the convertible notes for cash on June 6, 2006 at their accreted value; however the notes may be converted prior to redemption.

Legg Mason repaid the $100,000 principal amount of its 6.5% senior notes that matured on February 15, 2006.

During the year ended March 31, 2006, Legg Mason entered into the following long-term debt agreements:

### 5-Year Term Loan

On October 14, 2005, Legg Mason entered into an unsecured term loan agreement for an amount not to exceed $700 million. Legg Mason used this term loan to pay a portion of the purchase price, including acquisition related costs, in the acquisition of CAM. The term loan facility will be payable in full at maturity in five years and bears interest at LIBOR plus 35 basis points. At March 31, 2006 the outstanding balance of this loan facility was $700 million.

### 3-Year Term Loan

In connection with the CAM acquisition, on December 1, 2005, a Legg Mason subsidiary in Chile entered into a $16 million, 3-year term loan. The loan is payable at maturity, with interest, including commitment fees, paid semi-annually at a floating rate linked to the Bank of Chile offering rate plus 35 basis points. At March 31, 2006, the interest rate was 7.18%. The maturity date is November 30, 2008.

All credit facilities entered into in connection with the Citigroup transaction contain standard covenants including leverage and interest coverage ratios. Legg Mason has maintained compliance with the applicable covenants of these borrowing facilities.

**Other Term Loans**

Western Asset entered into a loan in fiscal 2005 to finance leasehold improvements. The outstanding balance at March 31, 2006 is $17.0 million, which bears interest at 4.19% and is due October 31, 2010. In fiscal 2006, Western Asset entered into a $12.8 million term loan agreement with a commercial bank to finance the acquisition of an aircraft. The loan bears interest at 5.88%, is secured by the aircraft, and has a maturity date of January 1, 2016.

**5-Year Credit Agreement**

On November 23, 2005, Legg Mason entered into an unsecured 5-year floating-rate credit agreement in an amount not to exceed $300 million. Legg Mason borrowed $100 million under this agreement to fund a portion of the purchase price in the CAM transaction that was payable outside the U.S. This borrowing, which was payable in full at maturity five business days after the transaction closing date, was made November 25, 2005 and repaid on December 2, 2005. The entire amount of the credit facility (including repaid amounts of the initial loan) became available after December 2, 2005 to fund any additional purchase price payable in the CAM transaction at any time if and when Legg Mason is required to pay such additional purchase price as a result of retaining certain client accounts, and will be payable in full at maturity in November 2010. There was no balance outstanding at March 31, 2006.

As of March 31, 2006, the aggregate maturities of long-term debt (current accreted value of $1,202,960), based on their contractual terms, are as follows:

| | |
|---|---|
| 2007 | $ 37,045 |
| 2008 | 4,206 |
| 2009 | 445,176 |
| 2010 | 4,602 |
| 2011 | 703,099 |
| Thereafter | 9,362 |
| Total | $1,203,490 |

At March 31, 2006, Legg Mason had $1.25 billion available for the issuance of additional debt or equity securities pursuant to a shelf registration statement.

**Interest Rate Swap**

Effective December 1, 2005, Legg Mason executed a 3-year amortizing interest rate swap ("Swap") with a large financial institution to hedge interest rate risk on a portion of its $700 million, 5-year floating-rate term loan. Under the terms of the Swap, Legg Mason will pay a fixed interest rate of 4.9% on a notional amount of $400 million. Quarterly payments or receipts under the Swap are matched to exactly offset changes in the floating rate interest payments on $400 million in principal of the term loan. Since the terms and conditions of the hedge are not expected to be changed, then as long as at least the unamortized balance, currently $400 million, of the Swap is outstanding on the 5-year floating-rate term loan, the Swap will continue to be an effective cash flow hedge. As a result, changes in the market value of the Swap are recorded as a component of Other comprehensive income. As of March 31, 2006, an unrealized gain of $1,323 in the market value of the Swap has been reflected in Other comprehensive income. The estimated gain included in Other comprehensive income as of March 31, 2006 that is expected to be reclassified to income within the next twelve months is $1,120. The actual amount will vary from this amount as a result of changes in market conditions. On a quarterly basis, Legg Mason assesses the effectiveness of this cash flow hedge by confirming that payments and the balance of the liability hedged match the Swap.

## 9. INCOME TAXES

The components of income tax expense from continuing operations are as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Federal | **$202,839** | $149,726 | $101,370 |
| Foreign | **33,684** | 8,612 | 3,832 |
| State and local | **39,072** | 16,996 | 9,021 |
| Total income tax expense | **$275,595** | $175,334 | $114,223 |
| Current | **$292,828** | $136,068 | $118,836 |
| Deferred | **(17,233)** | 39,266 | (4,613) |
| Total income tax expense | **$275,595** | $175,334 | $114,223 |

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate for continuing operations is as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Tax at statutory U.S. federal income tax rate | **$250,412** | $164,765 | $105,547 |
| State income taxes, net of federal income tax benefit | **25,397** | 11,046 | 5,864 |
| Foreign losses with no tax benefit | **29** | 383 | 268 |
| Differences in tax rates applicable to non-U.S. earnings | **(4,810)** | (1,579) | (499) |
| Other non-deductible expenses | **1,249** | 528 | 1,007 |
| Other, net | **3,318** | 191 | 2,036 |
| Total income tax expense | **$275,595** | $175,334 | $114,223 |

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheets. These temporary differences result in taxable or deductible amounts in future years. Details of Legg Mason's deferred tax assets and liabilities are as follows:

| | **2006** | 2005 |
|---|---|---|
| **DEFERRED TAX ASSETS:** | | |
| Accrued compensation and benefits | **$112,269** | $ 57,900 |
| Accrued expenses | **15,901** | 17,750 |
| Operating loss carryforwards | **48,240** | 8,703 |
| Capital loss carryforwards | **11,621** | 13,201 |
| Other | **8,745** | — |
| Gross deferred tax assets | **196,776** | 97,554 |
| Valuation allowance | **(36,847)** | (22,953) |
| Deferred tax assets after valuation allowance | **$159,929** | $ 74,601 |

| | **2006** | 2005 |
|---|---|---|
| **DEFERRED TAX LIABILITIES:** | | |
| Depreciation | **$ 4,870** | $ 3,101 |
| Deferred income | **150** | 186 |
| Basis differences for intangibles on acquisitions | **310,285** | 6,721 |
| Amortization | **149,210** | 88,908 |
| Imputed interest | **21,039** | 18,916 |
| Other | **6,248** | 2,053 |
| Gross deferred tax liability | **$ 491,802** | $119,885 |
| Net deferred tax liability | **$ 331,873** | $ 45,284 |

Deferred tax assets and liabilities are classified as follows at March 31, 2006 and 2005:

| | 2006 | 2005 |
|---|---|---|
| Net current deferred tax asset | **$ 60,135** | $ 24,091 |
| Net non-current | | |
| deferred tax liability | **(392,008)** | (69,375) |
| Net deferred tax liability | **$(331,873)** | $(45,284) |

Certain tax benefits associated with Legg Mason's employee stock plans are recorded directly in Stockholders' equity. Stockholders' equity increased by $92,376, $18,342 and $15,831 in 2006, 2005 and 2004, respectively, as a result of these tax benefits.

The acquisitions of Permal and certain non-U.S. CAM entities were stock acquisitions and were not afforded any tax basis write-up for intangibles exclusive of goodwill, thereby creating a deferred tax liability equal to the tax effect of the differences between the book basis for financial reporting purposes and the related tax cost basis. The change in the deferred tax liability related to book and tax basis differences for intangibles on acquisitions for the year ended March 31, 2006 primarily relates to an increase of $291,300 and $12,522 for Permal and CAM, respectively.

At March 31, 2006 and 2005, Legg Mason recorded a deferred tax asset of $5,495 and $1,471, respectively, for U.S. state net operating loss carryforwards expiring in various years after March 31, 2009. Also at March 31, 2006 and 2005, Legg Mason recorded a deferred tax asset of $21,575 and $7,232, respectively, for non-U.S. net operating loss carryforwards and $11,621 and $13,201, respectively, for non-U.S. capital loss carryforwards, portions of which expire in various years beginning after March 31, 2008. U.S. subsidiaries of Permal will file separate federal income tax returns, apart from Legg Mason Inc.'s consolidated federal income tax return, due to the Permal acquisition structure, and separate state income tax returns. The U.S. subsidiaries of Permal recorded a deferred tax asset of $15,964 for U.S. federal net operating loss carryforwards and $5,206 for U.S. state net operating loss carryforwards, expiring in 2025.

At March 31, 2006 and 2005, Legg Mason recorded a valuation allowance for deferred tax assets of $1,751 and $842, respectively, for U.S. state net operating loss carryforwards. Also at March 31, 2006 and 2005, Legg Mason recorded a valuation allowance for deferred tax assets of $23,475 and $8,910, respectively, relating to non-U.S. net operating loss carryforwards and $11,621 and $13,201, respectively, relating to non-U.S. capital loss carryforwards. The valuation allowance is established in accordance with the SFAS No. 109, "Accounting for Income Taxes," as it is management's opinion that it is more likely than not that these benefits may not be realized. At March 31, 2006 and 2005, the valuation allowance for these deferred tax assets are $36,847 and $22,953, respectively. The change in the valuation allowance is primarily attributable to non-U.S. net operating loss carryforwards acquired in the CAM acquisition. The valuation allowance relating to the non-U.S. net operating loss carryforwards acquired in the CAM acquisition totaling $14,244 will reduce goodwill if Legg Mason subsequently recognizes the deferred tax asset.

Legg Mason intends to permanently reinvest cumulative undistributed earnings of its non-U.S. subsidiaries in non-U.S. operations. Accordingly, no U.S. federal income taxes have been provided for the undistributed earnings to the extent that they are permanently reinvested in Legg Mason's non-U.S. operations. It is not practical at this time to determine the income tax liability that would result upon repatriation of the earnings.

## 10. COMMITMENTS AND CONTINGENCIES

Legg Mason leases office facilities and equipment under non-cancelable operating leases and also has multi-year agreements for certain services. These leases and service agreements expire on varying dates through fiscal 2021. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals based upon maintenance, utility and tax increases.

As of March 31, 2006, the minimum annual aggregate rentals are as follows:

| | Total |
|---|---|
| 2007 | $ 85,058 |
| 2008 | 62,088 |
| 2009 | 55,314 |
| 2010 | 47,764 |
| 2011 | 39,095 |
| Thereafter | 141,123 |
| Total | $430,442 |

The minimum rental commitments shown above have not been reduced by $13,529 for minimum sublease rentals to be received in the future under non-cancelable subleases. The table above also does not include aggregate rental commitments of $162 for furniture and equipment under capital leases.

The following table reflects rental expense under all operating leases and servicing agreements.

| | Continuing Operations | | | Discontinued Operations | | |
|---|---|---|---|---|---|---|
| | **2006** | 2005 | 2004 | **2006** | 2005 | 2004 |
| Rent expense | **$51,302** | $27,767 | $23,432 | **$31,449** | $44,643 | $42,388 |
| Less: sublease Income | **3,395** | 56 | 223 | **560** | 910 | 935 |
| Net rent expense | **$47,907** | $27,711 | $23,209 | **$30,889** | $43,733 | $41,453 |

Legg Mason recognizes rent expense ratably over the lease period based upon the aggregate lease payments. The lease period is determined as the original lease term without renewals, unless and until the exercise of lease renewal options is reasonably assured, and also includes any period provided by the landlord as a "free rent" period. Aggregate lease payments include all rental payments specified in the contract, including contractual rent increases, and are reduced by any lease incentives received from the landlord, including those used for tenant improvements.

As of March 31, 2006 and 2005, Legg Mason had commitments to invest $42,101 and $9,182, respectively, in limited partnerships that make private investments. These commitments will be funded as required through the end of the respective investment periods ranging from fiscal 2007 to 2011.

As of March 31, 2006, Legg Mason has contingent payment obligations related to acquisitions. These payments are payable through fiscal 2012 and will not exceed $1,225,045.

In the normal course of business, Legg Mason enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. Legg Mason's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Legg Mason that have not yet occurred.

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Legg Mason is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In the Citigroup transaction, Legg Mason transferred to Citigroup the subsidiaries that constituted its private client brokerage and capital markets businesses, thus transferring the entities that would have primary liability for most of the customer complaint, litigation and regulatory liabilities and proceedings arising from those businesses. However, as part of that transaction, Legg Mason agreed to indemnify Citigroup for most customer complaint, litigation and regulatory liabilities of Legg Mason's former private client brokerage and capital markets businesses that result from pre-closing events. Similarly, although Citigroup transferred to Legg Mason the entities that would be primarily liable for most customer complaint, litigation and regulatory liabilities and proceedings of the CAM business, Citigroup has agreed to indemnify Legg Mason for most customer complaint, litigation and regulatory liabilities of the CAM business that result from pre-closing events. In accordance with SFAS No. 5 "Accounting for Contingencies," Legg Mason has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. While the ultimate resolution of these matters cannot be currently determined, in the opinion of management, after consultation with legal counsel, Legg Mason does not believe that the resolution of these actions will have a material adverse effect on Legg Mason's financial condition. However, the results of operations could be materially affected during any period if liabilities in that period differ from Legg Mason's prior estimates, and Legg Mason's cash flows could be materially affected during any period in which these matters are resolved. In addition, the ultimate costs of litigation-related charges can vary significantly from period to period, depending on factors such as market conditions, the size and volume of customer complaints and claims, including class action suits, and recoveries from indemnification, contribution or insurance reimbursement.

Starting in September 2003, Legg Mason responded to inquiries from the office of the New York Attorney General and the Securities and Exchange Commission relating to their industry-wide mutual fund probes. Legg Mason has been cooperating with two separate investigations undertaken by the Securities and Exchange Commission staff (the "Staff") that arose out of those inquiries. One investigation is ongoing, and Legg Mason is not currently able to predict the outcome of that investigation, or to predict what effect, if any, that investigation will have on its business or results of operations. With respect to the Staff's other investigation, Legg Mason recorded a $1.2 million charge against income from discontinued operations in the September 2004 quarter and settled the investigation for $1 million in September 2005.

On October 3, 2003, a federal district court jury rendered an approximately $19,700 verdict against Legg Mason in a civil copyright lawsuit. That verdict was confirmed in a subsequent judgment in the case. As a result of the verdict and subsequent judgment, in fiscal year 2004 Legg Mason increased its provision for this litigation by approximately $19,000. Legg Mason also reclassified $1,500 in Legg Mason's statement of earnings for fiscal year 2004 from Other expense to Litigation award charge so that the entire amount of charges recorded in fiscal year 2004 in connection with this litigation is reflected in Litigation award charge. On June 9, 2005, this lawsuit was settled by a payment of $11,500. The remaining cash of approximately $9,000, including approximately $800 of interest, was released from the escrow account.

As of March 31, 2006 and 2005, Legg Mason's liability for losses and contingencies was $4,300 and $27,300, respectively. A significant portion of the liability as of March 31, 2005 relates to the civil copyright infringement lawsuit discussed above. During fiscal 2006, 2005 and 2004, Legg Mason recorded litigation-related charges for continuing operations of approximately $100, $2,500, $21,100 (which includes $19,000 related to the civil copyright lawsuit), respectively (net of recoveries of $5,300 in fiscal 2005). During fiscal 2006, 2005 and 2004, Legg Mason recorded litigation-related charges for discontinued operations of approximately $5,900, $5,500 and $6,800, respectively (net of recoveries of $800, $600 and $600 in fiscal 2006, 2005 and 2004, respectively). During the same periods, the liability was reduced for settlement payments of approximately $21,500, $18,700 and $5,900, respectively, and the reversal of accruals primarily related to the civil copyright lawsuit of $8,300 in fiscal 2006.

## 11. EMPLOYEE BENEFITS

Legg Mason, through its subsidiaries, maintains various defined contribution plans covering substantially all employees. Through its primary outstanding plan, Legg Mason makes discretionary contributions and matches 50% of employee 401(k) contributions up to 6% of employee compensation with a maximum of five thousand dollars per year. Contributions charged to continuing operations amounted to $22,670, $11,538 and $9,719 in fiscal 2006, 2005 and 2004, respectively. Contributions charged to discontinued operations were $20,295, $29,629 and $23,376 in fiscal 2006, 2005 and 2004, respectively. In addition, employees can make voluntary contributions under certain plans.

## 12. CAPITAL STOCK

At March 31, 2006, the authorized numbers of common, preferred and exchangeable shares were 250 million, 4 million and an unlimited number, respectively. In addition, at March 31, 2006 and 2005, there were 12.1 million and 17.5 million shares of common stock, respectively, reserved for issuance under Legg Mason's equity plans and 2.3 million and 2.7 million common shares, respectively, reserved for exchangeable shares issued in connection with the acquisition of Legg Mason Canada Inc. Exchangeable shares are exchangeable at any time by the holder on a one-for-one basis into shares of Legg Mason's common stock and are included in basic shares outstanding. In connection with the acquisition of CAM, Legg Mason issued 13.346632 shares, $10 par value per share, of non-voting Legg Mason convertible preferred stock, which are convertible, upon transfer into 13.3 million shares of common stock. During fiscal 2006, Legg Mason issued approximately 4.96 million common shares upon conversion of approximately 4.96 shares of convertible preferred. At March 31, 2006, there were approximately 8.39 shares of convertible preferred stock outstanding. Additionally, at March 31, 2006, Legg Mason has approximately 756 thousand shares of common stock reserved for issuance upon conversion of the zero-coupon contingent convertible senior notes.

Changes in common stock and shares exchangeable into common stock for the three years ended March 31, 2006 are as follows:

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| **COMMON STOCK** | | | |
| Beginning balance | **106,683** | 66,549 | 64,827 |
| Shares issued for: | | | |
| Stock option exercises | **4,692** | 2,040 | 1,850 |
| Deferred compensation trust | **126** | 244 | 193 |
| Deferred compensation | **33** | 197 | 100 |
| Conversion of debt | **5,548** | 254 | — |
| Exchangeable shares | **389** | 260 | 368 |
| Shares repurchased and retired | — | (735) | (789) |
| Stock split | — | 33,274 | — |
| Public offering | — | 4,600 | — |
| Conversion of non-voting preferred stock | **4,956** | — | — |
| Acquisitions of CAM and Permal | **7,283** | — | — |
| Ending balance | **129,710** | 106,683 | 66,549 |
| **SHARES EXCHANGEABLE INTO COMMON STOCK** | | | |
| Beginning balance | **2,666** | 1,951 | 2,319 |
| Exchanges | **(389)** | (260) | (368) |
| Stock split | — | 975 | — |
| Ending balance | **2,277** | 2,666 | 1,951 |

Dividends declared per share were $0.690, $0.550 and $0.373 for fiscal 2006, 2005 and 2004, respectively. Dividends declared but not paid at March 31, 2006, 2005 and 2004 were $24,912, $16,398 and $10,289, respectively.

During the fiscal year ended March 31, 2002, the Board of Directors approved a stock repurchase plan. Under this plan, Legg Mason is authorized to repurchase up to 3 million shares on the open market at its discretion. During the fiscal year ended March 31, 2006, no shares were repurchased. In the fiscal year ended 2005 and 2004, Legg Mason repurchased and retired 735 shares for $40,729 and 1,184 shares for $65,399, respectively.

On July 20, 2004 Legg Mason declared a three-for-two stock split, paid as a dividend on September 24, 2004 to stockholders of record on September 8, 2004. Accordingly, all share and per share information has been retroactively restated to reflect the stock split, except for the common stock and additional paid-in capital presented in the Consolidated Balance Sheets, Consolidated Statements of Changes in Stockholders' Equity, and the table above.

On December 15, 2004, Legg Mason sold 4.6 million shares of common stock at $70.30 per share, less underwriting fees, for net proceeds of approximately $311,000.

On November 1, 2005, in connection with the acquisition of Permal as described in Note 2, Legg Mason issued 1,889 shares of common stock as a portion of the consideration paid.

On December 1, 2005, in connection with the acquisition of CAM as described in Note 2, Legg Mason issued 5,394 shares of common stock as a portion of the purchase price.

## 13. STOCK-BASED COMPENSATION

At March 31, 2006, 24 million shares were authorized to be issued under Legg Mason's equity incentive stock plans. Options under Legg Mason's employee stock plans have been granted at prices not less than 100% of the fair market value. Options are generally exercisable in equal increments over 3 to 5 years and expire within 5 to 10 years from the date of grant. See Note 1 for a further discussion of stock-based compensation.

Stock option transactions under the plans during the three years ended March 31, 2006 are summarized below:

| | Number of Shares[1] | Weighted-Average Exercise Price Per Share |
|---|---|---|
| Options outstanding at March 31, 2003 | 14,420 | $ 25.95 |
| Granted | 816 | 45.91 |
| Exercised | (2,843) | 21.77 |
| Canceled | (557) | 30.85 |
| Options outstanding at March 31, 2004 | 11,836 | $ 28.09 |
| Granted | 530 | 53.01 |
| Exercised | (2,085) | 22.67 |
| Canceled | (168) | 33.71 |
| Options outstanding at March 31, 2005 | 10,113 | $ 30.42 |
| Granted | 1,075 | 110.14 |
| Exercised | (4,724) | 30.70 |
| Canceled | (94) | 38.15 |
| **Options outstanding at March 31, 2006** | 6,370 | $ 43.56 |

(1) Adjusted to reflect stock split, where appropriate.

The following information summarizes Legg Mason's stock options outstanding at March 31, 2006:

| Exercise Price Range | Option Shares Outstanding | Weighted-Average Exercise Price Per Share | Weighted-Average Remaining Life (in years) |
|---|---|---|---|
| $19.17–$ 25.00 | 1,684 | $20.34 | 2.1 |
| 25.01– 32.00 | 1,112 | 27.66 | 3.5 |
| 32.01– 40.00 | 1,845 | 33.77 | 2.6 |
| 40.01– 132.18 | 1,729 | 86.83 | 6.7 |

At March 31, 2006, 2005 and 2004, options were exercisable on 4,123, 6,293, and 6,245 shares, respectively, and the weighted average exercise prices were $28.02, $27.33 and $24.57, respectively.

The following information summarizes Legg Mason's stock options exercisable at March 31, 2006:

| Exercise Price Range | Option Shares Exercisable | Weighted-Average Exercise Price Per Share |
|---|---|---|
| $19.17–$ 25.00 | 1,684 | $20.34 |
| 25.01– 32.00 | 684 | 28.43 |
| 32.01– 40.00 | 1,595 | 33.94 |
| 40.01– 132.18 | 160 | 48.24 |

Legg Mason also has an equity plan for non-employee directors that replaced its stock option plan for non-employee directors during fiscal 2006. Under the equity plan, directors may elect to receive shares of stock, options to acquire shares of stock or restricted stock units. Options granted under either plan are immediately exercisable at a price equal to the fair value of the shares on the date of grant. Options issuable under the equity plan, limited to 625 shares in aggregate, have a term of not more than ten years from the date of grant. At March 31, 2006, options on 1,122 shares have been granted, of which 452 are currently outstanding.

Legg Mason has a qualified Employee Stock Purchase Plan covering substantially all U.S. employees. Shares of common stock are purchased in the open market on behalf of participating employees, subject to a 3 million total share limit under the plan. Purchases are made through payroll deductions and Legg Mason provides a 10% contribution towards purchases, which is charged to earnings. During the fiscal year ended March 31, 2006, 2005 and 2004, approximately 91, 147 and 209 shares, respectively, have been purchased in the open market on behalf of participating employees.

The weighted average fair value of stock options granted in fiscal 2006, 2005 and 2004, using the Black-Scholes option pricing model, was $40.90, $22.53 and $19.85 per share, respectively.

The following weighted average assumptions were used in the model for grants in fiscal 2006, 2005, and 2004.

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Expected dividend yield | **0.80%** | 0.79% | 0.82% |
| Risk-free interest rate | **4.29%** | 4.03% | 3.44% |
| Expected volatility | **33.86%** | 40.99% | 41.39% |
| Expected lives (in years) | **5.65** | 6.13 | 6.52 |

During fiscal 2006, Legg Mason determined that using a combination of both implied and historical volatility is a more accurate measure of expected volatility for calculating Black-Scholes option values. Effective with stock option grants made in the quarter ended December 31, 2005, Legg Mason began estimating expected volatility with equal weighting to both implied and historical measures. This change in accounting estimate did not have a material impact on net income.

On October 17, 2005, the Compensation Committee of Legg Mason approved grants to senior officers of options to acquire 300 shares of Legg Mason common stock at an exercise price of $104.00 per share, subject to certain conditions. The grants will vest ratably on July 17 of each of the four years following the grant date. The options are exercisable only if, by July 17, 2009, Legg Mason common stock has closed at or above $127.50 per share for 30 consecutive trading days. As of March 31, 2006, this criterion has been met. The options expire on July 17, 2013. The weighted average fair value of $37.19 per share for these options, included in the pro forma net income shown above, was estimated as of the grant date using a Monte Carlo option-pricing model with the following assumptions:

| | |
|---|---|
| Expected dividend yield | 0.69% |
| Risk-free interest rate | 4.37% |
| Expected volatility | 31.83% |
| Expected life (in years) | 6.53 |

On July 19, 2005, the independent directors of Legg Mason approved a grant to Legg Mason's Chairman and Chief Executive Officer, of options to acquire 500 shares of Legg Mason common stock at an exercise price of $111.53 per share, subject to certain conditions. The grant will vest ratably over four years starting on the effective grant date, July 19, 2005, subject to him continuing as Legg Mason's Chairman and Chief Executive Officer for at least two years and continuing to provide agreed-upon ongoing services to Legg Mason for two years thereafter. The options are exercisable only if, within four years after the grant date, Legg Mason common stock has closed at or above $127.50 per share for 30 consecutive trading days. As of March 31, 2006, this criterion has been met. The options expire on the eighth anniversary of the grant date. The fair value of $42.33 per share for these options granted, included in the pro forma net income shown above, is estimated as of the date of grant using a Monte Carlo option-pricing model with the following assumptions:

| | |
|---|---|
| Expected dividend yield | 0.57% |
| Risk-free interest rate | 4.07% |
| Expected volatility | 30.47% |
| Expected life (in years) | 7.25 |

A Monte Carlo option-pricing model was used to value these option grants in order to properly factor the impact of both the performance and market conditions specified in the grant.

During fiscal 2006, 2005 and 2004, Legg Mason granted 547, 138 and 40 shares of restricted common stock, respectively, at a fair value of $117.62, $60.36 and $36.16, respectively, per share. The restricted stock awards were non-cash transactions. In fiscal 2006, 2005 and 2004, Legg Mason recognized $6,049, $708 and $754, respectively, in compensation expense for restricted stock awards related to continuing operations and $3,408, $2,517, and $529, respectively, in compensation expense for restricted stock awards related to discontinued operations. The increase for continuing operations in fiscal 2006 primarily relates to the issuance of restricted stock to CAM employees.

In addition, deferred compensation payable in shares of Legg Mason common stock has been granted to certain employees in mandatory and elective plans and programs under Legg Mason's equity incentive plan. The vesting in the plans and programs ranges from immediate to periods up to six years. The plans and programs provide for discounts of up to 10% on contributions and dividends. There is no limit on the number of shares authorized to be issued under the one remaining active deferred plan. All other plans were replaced by similar programs under Legg Mason's equity incentive plan during fiscal 2005. In fiscal 2006, 2005 and 2004, Legg Mason recognized $6,635, $12,032 and $11,822, respectively, in compensation expense, principally related to discontinued operations, for deferred compensation arrangements payable in shares of common stock. During fiscal 2006, 2005 and 2004, Legg Mason issued 112, 308 and 399 shares, respectively, under deferred compensation arrangements with a weighted-average fair value per share at grant date of $83.69, $68.03 and $50.83, respectively.

## 14. DEFERRED COMPENSATION STOCK TRUST

Legg Mason has issued shares in connection with certain deferred compensation plans that are held in rabbi trusts. Assets of rabbi trusts are consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts is classified in stockholders' equity and accounted for in a manner similar to treasury stock. Therefore, the shares Legg Mason has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholders' equity as Employee stock trust and Deferred compensation employee stock trust, respectively. Shares held by the trust at March 31, 2006 and 2005 were 1,933 and 4,945, respectively. The significant decline during fiscal 2006 is attributable to distributions made to employees of the PC/CM businesses in connection with the sale.

## 15. EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing net earnings by the weighted average number of shares outstanding. The calculation of weighted average shares includes common shares, shares exchangeable into common stock and convertible preferred shares that are considered participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares.

As a result of the adoption of Emerging Issues Task Force ("EITF") 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," diluted earnings per share for the fiscal year ended March 31, 2004 has been restated to include, as of April 1, 2003, 6.6 million shares issuable upon conversion of Legg Mason's zero-coupon contingent convertible senior notes. As a result, Legg Mason's diluted earnings per share for fiscal 2004 were reduced by $0.06. Previously, Legg Mason's senior notes were included in the calculation of diluted earnings per share beginning in the quarter ended December 31, 2003 because the senior notes became convertible during that quarter.

As a result of the acquisition of CAM during the quarter ended December 31, 2005, Legg Mason issued 13.346632 shares of non-voting convertible preferred stock, which convert, upon transfer, into an aggregate of 13.3 million shares of Legg Mason common stock. These non-voting convertible preferred shares are considered "participating securities" and therefore are included in the calculation of weighted average shares outstanding.

The following table presents the computations of basic and diluted EPS:

| | Years Ended March 31, | | |
|---|---|---|---|
| | **2006** | 2005 | 2004 |
| Weighted average shares outstanding | **120,396** | 103,428 | 100,292 |
| Potential common shares: | | | |
| Employee stock options | **6,022** | 6,192 | 6,254 |
| Shares related to deferred compensation | **57** | 918 | 945 |
| Shares issuable upon conversion of senior notes | **3,431** | 6,536 | 6,558 |
| Shares issuable upon payment of contingent consideration | **373** | — | — |
| Total weighted average diluted shares | **130,279** | 117,074 | 114,049 |
| Income from continuing operations | **$ 433,707** | $295,424 | $187,340 |
| Interest expense on convertible senior notes, net of tax | **2,334** | 4,620 | 4,476 |
| Income from continuing operations | **$ 436,041** | $300,044 | $191,816 |
| Income from discontinued operations, net of tax | **66,421** | 113,007 | 103,943 |
| Gain on sale of discontinued operations, net of tax | **644,040** | — | 6,481 |
| Net income | **$1,146,502** | $413,051 | $302,240 |
| Net Income per Share: | | | |
| Basic | | | |
| Income from continuing operations | **$ 3.60** | $ 2.86 | $ 1.87 |
| Income from discontinued operations | **0.55** | 1.09 | 1.04 |
| Gain on sale of discontinued operations | **5.35** | — | 0.06 |
| | **$ 9.50** | $ 3.95 | $ 2.97 |
| Diluted | | | |
| Income from continuing operations | **$ 3.35** | $ 2.56 | $ 1.68 |
| Income from discontinued operations | **0.51** | 0.97 | 0.91 |
| Gain on sale of discontinued operations | **4.94** | — | 0.06 |
| | **$ 8.80** | $ 3.53 | $ 2.65 |

At March 31, 2006, 2005 and 2004, options to purchase 741, 1 and 4 shares, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average price of the common shares for the period.

Basic and diluted earnings per share for the fiscal years ended March 31, 2006, 2005 and 2004 include all vested shares of phantom stock related to Legg Mason's deferred compensation plans. Diluted earnings per share for the same periods also include unvested shares of phantom stock related to those plans unless the shares are deemed antidilutive. At March 31, 2006, 2005 and 2004, 429, 464 and 587 unvested shares of phantom stock, respectively, were antidilutive and therefore excluded from the computation of diluted earnings per share.

All share and per share information has been retroactively restated to reflect the September 2004 three-for-two stock split.

## 16. ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income represents cumulative foreign currency translation adjustments, net gain on interest rate swap, and net gains and losses on investment securities. The change in the accumulated translation adjustments for fiscal 2006 primarily resulted from the impact of changes in the British pound and the Brazilian real in relation to the U.S. dollar on the net assets of Legg Mason's United Kingdom and Brazilian subsidiaries, for which the pound and the real are the functional currencies, respectively. For fiscal 2005, the change in foreign currency translation adjustments was the result of the British pound and Canadian dollar. A summary of Legg Mason's accumulated other comprehensive income as of March 31, 2006 and 2005 is as follows:

| | **2006** | 2005 |
|---|---|---|
| Foreign currency translation adjustments | **$13,651** | $15,616 |
| Unrealized holding gain on interest rate swap | **1,323** | — |
| Unrealized gains on investment securities, net of taxes of ($10) and $65, respectively | **(30)** | 94 |
| Total | **$14,944** | $15,710 |

The deferred tax benefit for unrealized holding losses arising from investment securities during the fiscal years ended 2006, 2005 and 2004 were ($144), ($53) and ($24), respectively. The deferred tax provision (benefit) for reclassification adjustments for gains (losses) included in net income on investment securities during the fiscal years ended 2006, 2005 and 2004 were $69, $5 and ($40), respectively. The deferred tax provision for unrealized holding gains arising from cash flow hedges during the fiscal years ended 2006 and 2004 were $938, and $282 respectively. The deferred tax provision for reclassification adjustments for gains included in net income on cash flow hedges during the fiscal year ended 2004 was $635.

## 17. SPECIAL PURPOSE AND VARIABLE INTEREST ENTITIES

In the normal course of its business, Legg Mason is the manager of various types of investment vehicles that are considered VIEs. For its services, Legg Mason is entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. Legg Mason did not sell or transfer assets to any of the VIEs. Legg Mason's exposure to risk in these entities is generally limited to any equity investment it has made or is required to make and any earned but uncollected management fees. Legg Mason has not issued any investment performance guarantees to these VIEs or their investors. Uncollected management fees from these VIEs were not material at March 31, 2006 and 2005.

During April 2004, we provided a $1,200 subordinated loan to an unaffiliated entity, which became the sole equity investor in a VIE. The VIE simultaneously issued $31,583 of debt instruments to third-party investors. As a result of Legg Mason's loan to the sole equity investor in the VIE, Legg Mason considered ourselves the primary beneficiary of the VIE, and Legg Mason was required to consolidate this entity as of, and for the six months ended, September 30, 2004. In October 2004, the subordinated loan was repaid and, as a result, Legg Mason was no longer required to consolidate this VIE. The results of operations, which are included in discontinued operations, of this consolidated VIE were not material to Legg Mason.

Legg Mason was required to consolidate three investment trusts as of March 31, 2006 and two investment trusts as of March 31, 2005. Legg Mason's Consolidated Balance Sheet at March 31, 2006 and 2005 includes $16,506 and $3,814, respectively, of assets attributable to consolidated VIE's, which includes $16,170 and $3,807, respectively, in investments, and $6,447 and $3,814, respectively, of liabilities attributable to consolidated VIE's, which includes $6,339 and $3,779, respectively, in minority interests. See Note 4 for Investments related to consolidated VIE's. Legg Mason's assets, exclusive of the assets of the consolidated VIEs, are not available to Legg Mason's creditors. The results of operations, which are included in continuing operations, of these consolidated VIEs were not material to Legg Mason.

As of March 31, 2006, Legg Mason had a significant variable interest in, but was not the primary beneficiary of, one limited partnership and one real estate investment trust. As of March 31, 2005 Legg Mason had a significant variable interest in, but was not the primary beneficiary of, two limited partnerships and one real estate investment trust. At March 31, 2006 and 2005, these VIEs had total assets of $495,788 and $431,355, respectively, and Legg Mason had equity investments in these entities of $14,642 and $19,818, respectively, and future capital commitments of $2,634 and $5,687, respectively. The date of the earliest involvement with these entities was April 1996. The results of operations of these entities were not material to Legg Mason. As a result of the Permal acquisition, Legg Mason acquired a significant variable interest in, but was not the primary beneficiary of, one investment fund with total assets of $37,515 as of March 31, 2006. The results of operations of this VIE were not material to Legg Mason.

## 18. BUSINESS SEGMENT INFORMATION

Legg Mason continues to integrate and organize its ongoing operations following the consummation of the Citigroup transaction and the Permal acquisition. Upon the completion of these efforts, Legg Mason will assess the appropriate managerial and reporting structures for the business. Until such time, Legg Mason is managing its continuing operations as a single comprehensive Asset Management business. As a result of the transaction with Citigroup as described in Notes 2 and 3, Private Client and Capital Markets segments are reported as discontinued operations.

**Continuing Operations**

Asset Management provides investment advisory services to institutional and individual clients and to company-sponsored investment funds. The primary sources of revenue in Asset Management are investment advisory, distribution and administrative fees, which typically are calculated as a percentage of the assets under management and vary based upon factors such as the type of underlying investment product and the type of services that are provided. In addition, performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Distribution fees on company-sponsored investment funds are included in Asset Management, along with a corresponding expense representing fees paid to unaffiliated distributors of those funds, including parties that were related parties prior to the sale.

Legg Mason principally operates in the United States and the United Kingdom. Revenues and expenses for geographical purposes are generally allocated based on the location of the office providing the services.

Results by geographic region are as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| **OPERATING REVENUES:** | | | |
| United States | **$2,206,644** | $1,444,688 | $1,067,596 |
| United Kingdom | **356,783** | 103,354 | 61,924 |
| Other | **81,785** | 22,658 | 23,556 |
| Total | **$2,645,212** | $1,570,700 | $1,153,076 |
| **INCOME BEFORE INCOME TAX PROVISION:** | | | |
| United States | **$ 604,313** | $ 441,358 | $ 285,963 |
| United Kingdom | **106,104** | 33,362 | 12,258 |
| Other | **5,045** | (3,962) | 3,342 |
| Total | **$ 715,462** | $ 470,758 | $ 301,563 |

Intangible assets, net and goodwill by geographic region are as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| **INTANGIBLE ASSETS, NET AND GOODWILL:** | | | |
| United States | **$5,364,786** | $1,357,111 | $821,707 |
| United Kingdom | **1,232,697** | 71,735 | 68,264 |
| Other | **199,632** | 17,877 | 16,683 |
| Total | **$6,797,115** | $1,446,723 | $906,654 |

### *Discontinued Operations*

Financial results of discontinued operations' business segments were as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| NET REVENUES: | | | |
| Private Client | **$ 502,400** | $ 727,888 | $ 670,269 |
| Capital Markets | **168,751** | 306,653 | 290,986 |
| Other | **—** | — | 14,636 |
| | **671,151** | 1,034,541 | 975,891 |
| Reclassification[1] | **(125,436)** | (178,175) | (148,534) |
| Total | **$ 545,715** | $ 856,366 | $ 827,357 |
| INCOME BEFORE INCOME TAX PROVISION: | | | |
| Private Client | **$ 100,289** | $ 132,785 | $ 117,030 |
| Capital Markets | **9,115** | 55,164 | 53,716 |
| Other | **—** | — | 877 |
| Total | **$ 109,404** | $ 187,949 | $ 171,623 |

(1) Represents distribution fees from proprietary mutual funds, historically reported in Private Client, that have been reclassified to Asset Management as distribution fee revenue, with a corresponding distribution expense, to reflect Legg Mason's continuing role as funds' distributor.

For the fiscal year ended March 31, 2006, the net revenues and net income of Legg Mason's Private Client and Capital Markets businesses reflect activity only for the eight months Legg Mason owned the businesses.

Results of discontinued operations by geographic region are as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| NET REVENUES: | | | |
| United States | **$530,257** | $833,950 | $812,880 |
| United Kingdom | **5,952** | 5,449 | 2,155 |
| Other | **9,506** | 16,967 | 12,322 |
| Total | **$545,715** | $856,366 | $827,357 |
| INCOME BEFORE INCOME TAX PROVISION: | | | |
| United States | **$107,726** | $186,462 | $168,362 |
| United Kingdom | **362** | 437 | 274 |
| Other | **1,316** | 1,050 | 2,987 |
| Total | **$109,404** | $187,949 | $171,623 |

Private Client distributed a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. The primary sources of net revenues for Private Client were commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned from mutual funds, fee-based account fees and net interest from customers' margin loan and credit account balances. Sales credits associated with underwritten offerings initiated in the Capital Markets segment were reported in Private Client when sold through its branch distribution network.

Capital Markets consisted of Legg Mason's equity and fixed income institutional sales and trading and corporate and public finance investment banking. The primary sources of revenue for equity and fixed income institutional sales and trading included commissions and principal credits on transactions in both corporate and municipal products. Legg Mason maintained proprietary fixed income and equity securities inventory primarily to facilitate customer transactions and as a result recognized trading profits and losses from Legg Mason's proprietary trading activities. Investment banking revenues included underwriting fees and advisory fees from private placements and mergers and acquisitions. Sales credits associated with underwritten offerings were reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also included realized and unrealized gains and losses on investments acquired in connection with merchant and investment banking activities.

# QUARTERLY FINANCIAL DATA[1]

*(Dollars in thousands, except per share amounts)*

*(Unaudited)*

| | Quarter Ended | | | |
|---|---|---|---|---|
| **Fiscal 2006** | **Mar. 31** | **Dec. 31** | **Sept. 30** | **Jun. 30** |
| **Operating Revenues** | **$1,052,149** | **$688,989** | **$466,388** | **$437,686** |
| **Operating Expenses** | **805,467** | **534,756** | **327,819** | **297,439** |
| **Operating Income** | **246,682** | **154,233** | **138,569** | **140,247** |
| **Other Income (Expense)** | **10,307** | **14,422** | **9,138** | **1,864** |
| **Income from Continuing Operations before Income Tax Provision and Minority Interests** | **256,989** | **168,655** | **147,707** | **142,111** |
| **Income tax provision** | **102,171** | **64,881** | **55,572** | **52,971** |
| **Income from Continuing Operations before Minority Interests** | **154,818** | **103,774** | **92,135** | **89,140** |
| **Minority interests, net of tax** | **(3,171)** | **(2,989)** | **—** | **—** |
| **Income from Continuing Operations** | **151,647** | **100,785** | **92,135** | **89,140** |
| **Income (loss) from discontinued operations, net of taxes** | **(2,191)** | **16,076** | **28,901** | **23,635** |
| **Gain on sale of discontinued operations, net of tax** | **598** | **643,442** | **—** | **—** |
| **Net Income** | **$ 150,054** | **$760,303** | **$121,036** | **$112,775** |
| **Net Income per Share:** | | | | |
| **Basic:** | | | | |
| **Income from continuing operations** | **$ 1.09** | **$ 0.83** | **$ 0.82** | **$ 0.82** |
| **Income (loss) from discontinued operations** | **(0.02)** | **0.13** | **0.26** | **0.22** |
| **Gain on sale of discontinued operations** | **.01** | **5.27** | **—** | **—** |
| **Diluted:** | | | | |
| **Income from continuing operations** | **1.04** | **0.77** | **0.75** | **0.74** |
| **Income (loss) from discontinued operations** | **(0.01)** | **0.12** | **0.24** | **0.19** |
| **Gain on sale of discontinued operations** | **—** | **4.91** | **—** | **—** |
| **Cash dividend per share** | **0.18** | **0.18** | **0.18** | **0.15** |
| **Stock price range:** | | | | |
| **High** | **139.00** | **126.33** | **118.02** | **108.14** |
| **Low** | **116.60** | **100.00** | **99.75** | **69.82** |

As of May 19, 2006, the closing price of Legg Mason's common stock was $99.88.

| | Quarter Ended | | | |
|---|---|---|---|---|
| Fiscal 2005 | Mar. 31 | Dec. 31 | Sept. 30 | Jun. 30 |
| Operating Revenues | $436,986 | $410,871 | $373,611 | $349,232 |
| Operating Expenses | 294,818 | 286,027 | 260,243 | 240,495 |
| Operating Income | 142,168 | 124,844 | 113,368 | 108,737 |
| Other Income (Expense) | (4,434) | 477 | (6,702) | (7,700) |
| Income from Continuing Operations before Income Tax Provision | 137,734 | 125,321 | 106,666 | 101,037 |
| Income tax provision | 51,710 | 46,281 | 40,016 | 37,327 |
| Income from Continuing Operations | 86,024 | 79,040 | 66,650 | 63,710 |
| Income from discontinued operations, net of taxes | 31,621 | 33,670 | 25,012 | 22,704 |
| Net Income | $117,645 | $112,710 | $ 91,662 | $ 86,414 |
| Net Income per Share: | | | | |
| Basic: | | | | |
| Income from continuing operations | $ 0.80 | $ 0.77 | $ 0.65 | $ 0.63 |
| Income from discontinued operations | 0.29 | 0.33 | 0.25 | 0.22 |
| Diluted: | | | | |
| Income from continuing operations | 0.72 | 0.69 | 0.59 | 0.56 |
| Income from discontinued operations | 0.26 | 0.29 | 0.22 | 0.20 |
| Cash dividend per share | 0.15 | 0.15 | 0.15 | 0.10 |
| Stock price range: | | | | |
| High | 85.07 | 73.70 | 60.84 | 66.40 |
| Low | 68.10 | 52.48 | 48.95 | 55.67 |

(1) Adjusted to reflect September 2004 stock split. Due to rounding of quarterly results, total amounts for each fiscal year may differ immaterially from the annual results.

# EXECUTIVE OFFICERS

**Raymond A. Mason**
*Chairman and Chief Executive Officer*

**James W. Hirschmann III**
*President*

**Peter L. Bain**
*Senior Executive Vice President*

**Mark R. Fetting**
*Senior Executive Vice President*

**Timothy C. Scheve**
*Senior Executive Vice President*

**F. Barry Bilson**
*Senior Vice President*

**Deepak Chowdhury**
*Senior Vice President*

**Charles J. Daley, Jr.**
*Senior Vice President, Chief Financial Officer and Treasurer*

**Elisabeth N. Spector**
*Senior Vice President*

# CORPORATE DATA

**Executive Offices**
100 Light Street
Baltimore, Maryland 21202
(410) 539-0000
www.leggmason.com

**SEC Certifications**
The certifications by the Chief Executive Officer and the Chief Financial Officer of Legg Mason, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the Company's 2006 Annual Report on Form 10-K.

**NYSE Certification**
In 2005, the Chief Executive Officer of Legg Mason, Inc. submitted an unqualified annual certification to the NYSE regarding the Company's compliance with the NYSE corporate governance listing standards.

**Form 10-K**
Legg Mason's Annual Report on Form 10-K for fiscal 2006, filed with the Securities and Exchange Commission, is available upon request without charge by writing to the Executive Offices of the Company.

Copies can also be obtained by accessing our website at www.leggmason.com

**Independent Registered Public Accounting Firm**
PricewaterhouseCoopers LLP
250 W. Pratt Street
Baltimore, Maryland 21201
(410) 783-7600
www.pwc.com

**Transfer Agent**
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(866) 668-6550
www.amstock.com

**Common Stock**
Shares of Legg Mason, Inc. common stock are listed and traded on the New York Stock Exchange (symbol: LM). As of March 31, 2006, there were 2,148 shareholders of record of the Company's common stock.

THIS PAGE INTENTIONALLY LEFT BLANK

# OFFICE LOCATIONS WORLDWIDE

**Barrett Associates, Inc.**
*New York*

**Bartlett & Co.**
*Cincinnati*
*Indianapolis*

**Batterymarch Financial Management**
*Boston*
*London*

**Berkshire Asset Management, Inc.**
*Wilkes-Barre, PA*

**Bingham Legg Advisors LLC**
*Boston*
*Los Angeles*

**Brandywine Global Investment Management**
*Philadelphia*
*Chicago*
*San Francisco*
*Singapore*

**ClearBridge Advisors**
*New York*
*San Francisco*
*Seattle*
*Stamford*

**Legg Mason & Co., LLC**
*Baltimore*
*New York*
*Stamford*

**Legg Mason Canada Inc.**
*Toronto*
*Montreal*
*Vancouver*
*Waterloo*

**Legg Mason Capital Management, Inc.**
*Baltimore*

**Legg Mason International Equities**
*London*
*Hong Kong*
*Melbourne*
*New York*
*Santiago*
*Sao Paulo*
*Singapore*
*Tokyo*
*Warsaw*

**Legg Mason Investment Counsel**
*Baltimore*
*Bala Cynwyd, PA*
*Chicago*
*Cincinnati*
*New York*
*Philadelphia*

**Legg Mason International Distribution**
*London*
*Frankfurt*
*Hong Kong*
*Luxembourg*
*Madrid*
*Melbourne*
*Miami*
*New York*
*Paris*
*Santiago*
*Singapore*
*Sydney*
*Taipei*
*Tokyo*
*Warsaw*

**Legg Mason Investor Services, Inc.**
*Baltimore*
*Stamford*

**Legg Mason Real Estate Investors, Inc.**
*Los Angeles*

**Legg Mason Technology Services, Inc.**
*Baltimore*
*New York*
*Stamford*

**Permal Group**
*London*
*New York*
*Boston*
*Dubai*
*Hong Kong*
*Nassau*
*Paris*
*Singapore*

**Private Capital Management, L.P.**
*Naples, FL*

**Royce & Associates, LLC**
*New York*

**Western Asset Management Company**
*Pasadena*
*Hong Kong*
*London*
*Melbourne*
*New York*
*Sao Paulo*
*Singapore*
*Tokyo*




LEGG MASON, INC.

100 Light Street

Baltimore, MD 21202

www.leggmason.com